                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [X]

           Pre-Effective Amendment No. [  ]                             [ ]

           Post-Effective Amendment No. [  ]                            [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [X]

           Amendment No.                                                [ ]

                        (Check appropriate box or boxes)

                TRANSAMERICA CORPORATE SEPARATE ACCOUNT SIXTEEN
                           (Exact name of Registrant)

                       TRANSAMERICA LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              4333 Edgewood Road NE
                            Cedar Rapids, Iowa 52499
              (Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (610) 439-5253

(Name and complete address
of agent for service)                          Copy to:

Frank A. Camp, Esq.                            Frederick R. Bellamy, Esq.
Transamerica Life Insurance Company            Sutherland Asbill & Brennan LLP
4333 Edgewood Road, N.E.                       1275 Pennsylvania Avenue, N.W.
Cedar Rapids, IA  52499                        Washington, DC  20004-2415

              It is proposed that this filing will become effective:

         As soon as practicable after the effective date of the Registration statement.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              Title of securities being registered: Individual variable adjustable life insurance policies.

                                     PART A

PROSPECTUS
(DATE)

                                  ADVANTAGE X
                                 ISSUED THROUGH
                TRANSAMERICA CORPORATE SEPARATE ACCOUNT SIXTEEN
                                       BY
                      TRANSAMERICA LIFE INSURANCE COMPANY
                                  HOME OFFICE:
                             4333 EDGEWOOD ROAD NE
                             CEDAR RAPIDS, IA 52499
                         1-888-804-8461  1-319-398-8572

                  A VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

This prospectus describes the Advantage X, a variable adjustable life insurance policy (the "Policy") offered by Transamerica Life Insurance Company, a member of the AEGON Insurance Group. A purchaser of a Policy ("Owner", "you" or "your") may allocate amounts under the Policy to one or more of the subaccounts of the Transamerica Corporate Separate Account Sixteen or to the fixed account (which credits a specified guaranteed interest rate). Each subaccount invests its assets in one of the following corresponding portfolios:

SCUDDER INVESTMENT VIT FUNDS
[ ]  Scudder VIT Small Cap Index Fund
[ ]  Scudder VIT EAFE(R) Equity Index Fund
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
[ ]  Growth Opportunities Portfolio
[ ]  Contrafund(R) Portfolio
[ ]  Growth Portfolio
[ ]  Balanced Portfolio
[ ]  High Income Portfolio
PIMCO VARIABLE INSURANCE TRUST
[ ]  Short-Term Portfolio (Institutional Class)
[ ]  Total Return Portfolio (Institutional Class)
[ ]  StocksPLUS Growth and Income Portfolio (Institutional Class)
[ ]  All Asset (Administrative Class)
[ ]  Real Return (Institutional Class)
INVESCO VARIABLE INVESTMENT FUNDS, INC.
[ ]  INVESCO VIF -- Dynamics Fund
[ ]  INVESCO VIF -- Financial Services Fund folio
[ ]  INVESCO VIF -- Small Company Growth Fund
[ ]  INVESCO VIF -- Technology Fund
[ ]  INVESCO VIF -- Telecommunications Fund
[ ]  INVESCO VIF -- Health Sciences Fund
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
[ ]  U.S. Mid Cap Core Portfolio
ROYCE CAPITAL FUND
[ ]  Royce Micro-Cap Portfolio
[ ]  Royce Small-Cap Portfolio
JANUS ASPEN SERIES
[ ]  Growth Portfolio
[ ]  Capital Appreciation Portfolio
[ ]  Worldwide Growth Portfolio
[ ]  Mid Cap Growth Portfolio (formerly Aggressive Growth Portfolio)
[ ]  Flexible Income Portfolio
[ ]  International Growth Portfolio
T. ROWE PRICE EQUITY SERIES, INC.
[ ]  T. Rowe Price Mid-Cap Growth Portfolio
[ ]  T. Rowe Price Equity Income Portfolio
[ ]  T. Rowe Price New America Growth Portfolio
[ ]  T. Rowe Price Blue Chip Growth Portfolio
T. ROWE PRICE INTERNATIONAL SERIES, INC.
[ ]  T. Rowe Price International Stock Portfolio
VANGUARD VARIABLE INSURANCE FUND
[ ]  Vanguard VIF Money Market Portfolio
[ ]  Vanguard VIF Short-Term Corporate Portfolio
[ ]  Vanguard VIF Total Bond Market Index Portfolio
[ ]  Vanguard VIF High Yield Bond Portfolio
[ ]  Vanguard VIF Balanced Portfolio
[ ]  Vanguard VIF Equity Income Portfolio
[ ]  Vanguard VIF Equity Index Portfolio
[ ]  Vanguard VIF Diversified Value Portfolio
[ ]  Vanguard VIF Mid-Cap Index Portfolio
[ ]  Vanguard VIF Growth Portfolio
[ ]  Vanguard VIF Small Company Growth Portfolio
[ ]  Vanguard VIF International Portfolio
[ ]  Vanguard VIF REIT Index Portfolio
[ ]  Vanguard VIF Capital Growth Portfolio
[ ]  Vanguard VIF Total Stock Market Index Portfolio

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your Policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another Policy you own to make premium payments under this Policy.

A prospectus for the portfolios of the fund must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Policy involves risk, including possible loss of the amount invested and possible loss of insurance coverage.

  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
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
Policy Benefits/Risks Summary...............................      1
  Policy Benefits...........................................      1
     The Policy in General..................................      1
     Flexible Premiums......................................      1
     Free-Look Period.......................................      1
     Variable Life Insurance Benefit........................      2
     Cash Value.............................................      2
     Transfers..............................................      3
     Loans..................................................      3
     Partial Withdrawals and Surrenders.....................      3
     Tax Benefits...........................................      4
     Personalized Illustrations.............................      4
  Policy Risks..............................................      4
     Investment Risks.......................................      4
     Risk of Lapse..........................................      4
     Tax Risks (Income Tax and MEC).........................      5
     Loan Risks.............................................      5
     Risk of an Increase in Current Fees and Expenses.......      5
Portfolio Risks.............................................      6
Fee Tables..................................................      6
Transamerica Life, The Separate Account, The Fixed Account
  and The Portfolios........................................      9
  Transamerica Life.........................................      9
  The Separate Account......................................      9
  The Fixed Account.........................................      9
  The Portfolios............................................      9
  Your Right to Vote Portfolio Shares.......................     14
Charges and Deductions......................................     14
  Premium Load..............................................     15
  Monthly Deduction.........................................     15
  Administrative Charges....................................     18
     Partial Withdrawal Charge..............................     18
     Loan Interest..........................................     18
     Transfer Charge........................................     18
     Taxes..................................................     19
     Portfolio Expenses.....................................     19
The Policy..................................................     19
  Ownership Rights..........................................     19
  Modifying the Policy......................................     19
  Purchasing a Policy.......................................     20
  Replacement of Existing Insurance.........................     20
  When Insurance Coverage Takes Effect......................     21
  Free-Look Period..........................................     21
  Backdating a Policy.......................................     21

Policy Features.............................................     21
  Premiums..................................................     21
     Allocating Premiums....................................     21
     Premium Flexibility....................................     22
     Planned Periodic Payments..............................     22
     Premium Limitations....................................     22
     Making Premium Payments................................     23
Transfers...................................................     23
  General...................................................     23
  Fixed Account Transfers...................................     24
  Market Timing and Other Inappropriate Transfers...........     24
  Transfer Procedures.......................................     24
  Asset Rebalancing Program.................................     25
  Third Party Asset Allocation Services.....................     25
Policy Values...............................................     26
  Cash Value................................................     26
  Net Cash Value............................................     26
  Subaccount Value..........................................     26
  Accumulation Units........................................     26
  Accumulation Unit Value...................................     27
  Net Investment Factor.....................................     27
  Fixed Account Value.......................................     28
Life Insurance Benefit......................................     28
  Life Insurance Benefit....................................     28
  Choosing A Life Insurance Benefit Option..................     30
  Changing the Life Insurance Benefit Option................     30
  How Life Insurance Benefits May Vary in Amount............     30
  Changing the Face Amount..................................     31
  Decreasing the Face Amount................................     31
  Increasing the Face Amount................................     31
  Duration of the Policy....................................     31
  Payment Options...........................................     32
Surrenders and Partial Withdrawals..........................     32
  Surrenders................................................     32
  Partial Withdrawals.......................................     32
Loans.......................................................     33
  General...................................................     33
     Interest Rate Charged..................................     34
     Loan Account Interest Rate Credited....................     34
     Indebtedness...........................................     34
     Repayment of Indebtedness..............................     34
     Effect of Policy Loans.................................     34
Policy Lapse and Reinstatement..............................     35
  Lapse.....................................................     35
  Reinstatement.............................................     35

Policy Termination..........................................     35
Federal Income Tax Considerations...........................     36
  Tax Status of the Policy..................................     36
  Tax Treatment of Policy Benefits..........................     36
Other Policy Information....................................     39
  Payments We Make..........................................     39
  Split Dollar Arrangements.................................     39
Supplemental Benefits (Riders)..............................     40
  Term Insurance Rider......................................     40
Additional Information......................................     41
  Sale of the Policies......................................     41
  State Variations..........................................     41
  Legal Proceedings.........................................     41
  Financial Statements......................................     41
Table of Contents of the Statement of Additional
  Information...............................................     42
Glossary....................................................     43
Appendix A -- Annual Portfolio Operating Expenses...........    A-1
Prospectus Back Cover.......................................
  Personalized Illustrations of Policy Benefits.............
  Inquiries.................................................

             This Policy is not available in the State of New York.

                                                                     ADVANTAGE X

POLICY BENEFITS/RISKS SUMMARY
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     This summary describes the Policy's important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information ("SAI"). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

POLICY BENEFITS
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--------------------------------------------------------------------------------

 THE POLICY IN GENERAL

     - The Advantage X is a variable adjustable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy's cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).

     - Under Transamerica Life's current rules, the Policy will be offered to corporations and partnerships that meet the following conditions at issue:

      - A minimum of five (5) Policies are issued, each on the life of a different insured; OR

      - The aggregate annualized first-year planned premium for all Policies is at least $100,000.

     - The Policy is designed to be long-term in nature in order to provide significant life insurance benefits. However, purchasing this Policy involves certain risks. You should consider the Policy in conjunction with other insurance you own. THE POLICY IS NOT SUITABLE AS A SHORT-TERM SAVINGS VEHICLE.

     - Fixed Account. You may put your cash value in the fixed account where it earns at least 2.00% annual interest. We may declare higher rates of interest, but we are not obligated to do so. The fixed account is part of our general account.

     - Separate Account. You may also put your cash value in any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in a subaccount is subject to investment risk, and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

 FLEXIBLE PREMIUMS

     - You select a premium payment plan, but the plan is flexible -- you are not required to pay premiums according to the plan. You must pay an initial premium before insurance coverage is in force. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits.

     - You increase your risk of lapse if you do not regularly pay premiums; however, failing to pay premiums alone will not cause the Policy to lapse and PAYING THE PLANNED PREMIUMS WILL NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE. Under certain circumstances, extra premiums may be required to prevent lapse.

 FREE-LOOK PERIOD

     - Once we deliver your Policy, the FREE-LOOK PERIOD begins. You may return the Policy during this period and, depending upon the laws of the state governing your Policy (usually the state where you live), receive a refund of the greater of (a) the Policy's net cash value as of the date the Policy is returned or (b) the amount of premiums paid, less any partial withdrawals. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your net premium to the accounts you indicated on your application, or we will hold the premium in our general account until the end of the free-look period.

  VARIABLE LIFE INSURANCE BENEFIT

     - If the insured dies while the Policy is in force, we will pay a life insurance benefit to the beneficiary(ies). The amount of the life insurance benefit depends on the face amount of insurance you select (the "face amount"), the life insurance benefit option you choose and any additional insurance provided by riders you purchase.

     - Choice Among Life Insurance Benefit Options. You must choose one of three life insurance benefit options. We offer the following:

      - Option 1 is the greater of:

        -- the face amount of the Policy, or

        -- a limitation percentage multiplied by the Policy's cash value on the date of the insured's death.

      - Option 2 is the greater of:

        -- the face amount of the Policy, plus the Policy's cash value on the date of the insured's death, or

        -- a limitation percentage multiplied by the Policy's cash value on the date of the insured's death.

      - Option 3 is the greater of:

        -- the face amount of the Policy plus the cumulative premiums paid less cumulative partial withdrawals, or

        -- a limitation percentage multiplied by the Policy's cash value on the date of the insured's death.

We will reduce the life insurance benefit proceeds by any outstanding loan amount and any due and unpaid charges. We will increase the life insurance benefit proceeds by any additional insurance benefits you add by rider. We may pay benefits under the Policy in a lump sum or under one of the settlement options set forth in the Policy.

     The Policy allows you to choose between two life insurance tax compliance tests: the guideline premium test and the cash value accumulation test. You can choose either tax compliance test with any of the three life insurance benefit options. Your election may affect the amount of the death benefit and the monthly deduction. You may not change tests.

     - Under current tax law, the life insurance benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.

     - Change in Life Insurance Benefit Option and Face Amount. After the first Policy year, you may change the life insurance benefit option or increase or decrease the face amount by sending a written request to our home office. Any increase in face amount will require proof of insurability and will result in additional charges. Changes in life insurance benefit options may require proof of insurability. We do not allow changes between life insurance benefit options 2 and 3. Changing the life insurance benefit option or the face amount may have tax consequences.

  CASH VALUE

     - Cash value is the starting point for calculating important values under the Policy, such as net cash value and the life insurance benefit. There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions and/or any outstanding loan amount(s).

  TRANSFERS

     - You can transfer cash value among the subaccounts and the fixed account subject to certain restrictions. You may make transfers in writing, or by fax.

     - We reserve the right to charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year.

     - An asset rebalancing program is available.

     - After the first Policy year, you may make one transfer per Policy year from the fixed account, and we must receive at our office your request to transfer from the fixed account within 30 days after a Policy anniversary unless you select dollar cost averaging from the fixed account. The maximum amount that may be transferred is the greater of 25% of the then-current value of the fixed account or the amount transferred in the prior Policy year from the fixed account.

  LOANS

     - After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy for up to 90% of the net cash value (cash value MINUS any outstanding indebtedness) on that date. We may permit a loan prior to the first Policy anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy under
       Section 1035(a) of the Code. The minimum loan amount is $500.

     - We currently charge interest of 2.67% annually in Policy Years 1-17, 2.25% annually in Policy Years 18-30, and 2.15% annually in Policy Years 31+ on any outstanding indebtedness. This charge may increase, but is guaranteed not to exceed 4.00%. Interest is added to the amount of the loan to be repaid.

     - To secure the loan, we transfer a portion of your cash value to the loan account. The loan account is part of our general account. We will credit 2.00% interest annually on amounts in the loan account.

     - Federal income taxes and a penalty tax may apply to loans you take from or secure by the Policy if it is a modified endowment contract.

  PARTIAL WITHDRAWALS AND SURRENDERS

     - You may take partial withdrawals of cash value after the first Policy year. The amount of the withdrawal must be at least $500, and the remaining net cash value following a withdrawal may not be less than $500.

     - We reserve the right to deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) pro rata from each of the subaccounts and the fixed account.

     - The cash value and the net cash value will be reduced, as of the date of payment, by the amount of any partial withdrawal that you make.

     - If you select life insurance benefit option 1, a partial withdrawal will reduce the face amount by the amount of the withdrawal. If you select life insurance benefit option 2, a partial withdrawal will not reduce the face amount. If you select life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawal minus the sum of the premiums paid; otherwise the face amount is not reduced. In no event will the face amount be reduced below $500.00.

     - You may fully surrender the Policy at any time before the insured's death. Life insurance coverage will end. You will receive the net cash value. There are no surrender charges on this Policy, but there is a monthly deferred sales load.

     - A partial withdrawal or surrender may have tax consequences.

  TAX BENEFITS

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance Policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

     Assuming the Policy satisfies the definition of life insurance under the Internal Revenue Code, the life insurance benefit generally should be excludable from the taxable income of the recipient. In addition, you should not be deemed to be in constructive receipt of the cash value, and therefore should not be taxed on increases (if any) in the cash value until you take out a loan or partial withdrawal, surrender the Policy, or we pay the maturity benefit. Transfers between the accounts are not taxable transactions.

  PERSONALIZED ILLUSTRATIONS

     You may request personalized illustrations that reflect your own particular circumstances. These hypothetical illustrations may help you to:

     - understand the long-term effects of different levels of investment performances,

     - understand the charges and deductions under the Policy, and;

     - compare the Policy to other life insurance policies.

     These hypothetical illustrations also show the value of the annual premiums accumulated with interest and demonstrate that the net cash value may be low (compared to the premiums paid plus accumulated interest) if you surrender the Policy in the early Policy years. Therefore, you should not purchase the Policy as a short-term investment. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

POLICY RISKS
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  INVESTMENT RISKS

     The Policy allows you to allocate your Policy's cash value to one or more subaccounts, which invest in a designated portfolio. You will be subject to the risk that the investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the fixed account, we will credit your fixed account value with a declared rate of interest. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2.00%.

  RISK OF LAPSE

     Your Policy may lapse if loans, partial withdrawals, the monthly deductions, and insufficient investment returns reduce the net cash value to zero. The Policy will enter a 62-day late period if on any monthly deduction day the net cash value (the cash value minus any outstanding indebtedness) is not enough to pay the monthly deduction due. Your Policy will lapse unless you make a sufficient payment during the late period.

     If you take a partial withdrawal or Policy loan, if you make changes in the life insurance benefit option or the face amount, or if you add, increase or decrease a rider, you may increase the risk of a lapse.

     A Policy lapse may have adverse tax consequences.

     You may reinstate this Policy within five years after it has lapsed (and prior to the insured's reaching age 100), if the insured meets the insurability requirements and you pay the amount we require.

 TAX RISKS (INCOME TAX AND MEC)

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance Policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements. In the absence of guidance, however, there is less certainty with respect to Policies issued on a substandard basis.

     Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, partial withdrawals, surrenders and loans will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on partial withdrawals, surrenders and loans taken before you reach age 59 1/2. All MECs that we (and/or our affiliates) issue to the same owner in the same calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when taxable distribution occurs. If a Policy is not treated as a MEC, partial withdrawals, surrenders and loans will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

 LOAN RISKS

     A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and the fixed account and place that amount in the loan account as collateral. We then credit a fixed interest rate of 2.00% to the loan account. As a result, the loan account does not participate in the investment results of the subaccounts and may not continue to receive the current interest rates credited to the unloaned portion of the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rate credited to the fixed account, the effect could be favorable or unfavorable.

     We currently charge interest on Policy loans at a rate of 2.67% annually in Policy years 1-17, 2.25% annually in Policy years 18-30, and 2.15% annually in Policy years 31+, payable in arrears. This charge may increase, but it will not exceed 6.00%. Interest is added to the amount of the loan to be repaid.

     A Policy loan could make it more likely that a Policy would lapse. Adverse tax consequences may result, especially if the Policy is a MEC.

     If a loan from a Policy is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, the amount of the outstanding indebtedness will be taxed as if it were a withdrawal from the Policy.

 RISK OF AN INCREASE IN CURRENT FEES AND EXPENSES

     Certain fees and expenses currently are assessed at less than their guaranteed maximum levels. In the future, we may increase these current charges up to the guaranteed (that is, maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

PORTFOLIO RISKS
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--------------------------------------------------------------------------------

     A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the prospectuses for the portfolios for more information.

     There is no assurance that any of the portfolios will achieve its stated investment objective.

FEE TABLES
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--------------------------------------------------------------------------------

     The following tables describe the fees and expenses that are payable when buying and owning a Policy. If the amount of a charge depends on the personal characteristics of the insured or the owner, the fee table lists the minimum and maximum charges we assess under the Policy, as well as the fees and charges of a typical insured, with the characteristics set forth in the table. These charges may not be typical of the charges you will pay.

     The first table describes the fees and expenses that are payable when buying the Policy, paying premiums, making partial withdrawals from the Policy, taking loans or transferring Policy cash value among the subaccounts and the fixed account.

                                TRANSACTION FEES

                            WHEN CHARGE          AMOUNT DEDUCTED MAXIMUM           AMOUNT DEDUCTED CURRENT
CHARGE                      IS DEDUCTED    GUARANTEED CHARGE THE POLICY ALLOWS  CHARGE AT TIME OF POLICY ISSUE
------                      -----------    -----------------------------------  ------------------------------
PERCENT OF PREMIUM
LOAD....................  Upon receipt of  15.00% of each premium received      10.00% of premium received up
                          premium                                               to target premium(1) in Policy
                                                                                year 1; 6.50% of premium
                                                                                received up to target premium
                                                                                in Policy years 2-4; 2.50% of
                                                                                premium received up to target
                                                                                premium in Policy years 5-7;
                                                                                2.10% of premium received up
                                                                                to target premium in Policy
                                                                                years 8-10; 0.50% of premium
                                                                                received up to target premium
                                                                                in Policy years 11+
PARTIAL WITHDRAWAL
CHARGE..................  Upon withdrawal  $25.00                               $0
TRANSFER CHARGE.........  Upon each        $25.00 for each transfer in excess   $0
                          transfer beyond  of 12 per Policy year
                          12 transfers in
                          any Policy year

---------------

(1) The "target premium" is not the planned premium that you intend to pay. The target premium is used only to calculate the percent of premium load. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Target premiums vary depending on the insured's sex, attained age and underwriting class.

     The table below describes the fees and expenses that a Policy owner will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

            PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

                            WHEN CHARGE           AMOUNT DEDUCTED MAXIMUM             AMOUNT DEDUCTED CURRENT
CHARGE                      IS DEDUCTED     GUARANTEED CHARGE THE POLICY ALLOWS   CHARGE AT TIME OF POLICY ISSUE
------                      -----------     -----------------------------------   ------------------------------
MONTHLY CONTRACT          On the effective  $10.00 per month                     $5.00 per month
CHARGE..................  date (date of
                          issue) and on
                          each monthly
                          deduction day
COST OF INSURANCE(1)
(without extra rat-
ings)(2)

  - Minimum Charge......  On the effective  $0.09 per month per $1000 of net     $0.0138 per month per $1000 of
                          date and on each  amount at risk(3) (Female, Non-      net amount at risk (Female, Non-
                          monthly           Tobacco, Age 20, Medical Issue)      Tobacco, Age 20, Medical Issue)
                          deduction day

  - Maximum Charge......                    $83.33 per month per $1000 of net    $33.04 per month per $1000 of net
                                            amount at risk (Male, Tobacco, Age   amount at risk (Male, Tobacco,
                                            99, Guaranteed Issue)                Age 99, Guaranteed Issue)

  - Charge for a Male,                      $0.50 per month per $1000 of net     $0.11 per month per $1000 of net
    age 48, Guaranteed                      amount at risk                       amount at risk
    Issue, during the
    first Policy year...

MORTALITY AND EXPENSE     On the effective  2.00% (annually) of the average      0.67% (annually) of the average
RISK CHARGE.............  date and on each  cash value                           cash value in Policy years 1-17,
                          monthly                                                and 0.25% (annually) of the aver-
                          deduction day                                          age cash value in Policy years
                                                                                 18-30; and 0.15% (annually) of
                                                                                 the average cash value in Policy
                                                                                 years 31+

LOAN INTEREST             On Policy anni-   2.00% (annually)                     0.67% (annually) in Policy years
  SPREAD(4).............  versary or ear-                                        1-17; 0.25% (annually) in Policy
                          lier, as                                               years 18-30; and 0.15% (annually)
                          applicable(5)                                          in Policy years 31+

MONTHLY DEFERRED SALES    On each monthly   0.30% of all premium received in     0.250% of the premium received up
LOAD....................  deduction day     Policy year 1                        to target premium in Policy year
                          during Policy                                          1, and 0.017% of premium received
                          years 2-7                                              in excess of target premium in
                                                                                 Policy year 1

                            WHEN CHARGE           AMOUNT DEDUCTED MAXIMUM             AMOUNT DEDUCTED CURRENT
CHARGE                      IS DEDUCTED     GUARANTEED CHARGE THE POLICY ALLOWS   CHARGE AT TIME OF POLICY ISSUE
------                      -----------     -----------------------------------   ------------------------------
RIDER CHARGES:(6)
  TERM LIFE INSURANCE
    RIDER

  - Minimum Charge......  On the effective  $0.06 per month amount at risk       $0.0138 per month $1000 of net
                          date and on each                                       amount at risk
                          monthly
                          deduction day

  - Maximum Charge......                    $83.33 per month per $1000 of net    $33.04 per month per $1000 of net
                                            amount at risk                       amount at risk

  - Charge for a Male,                      $0.50 per month per $1000 of net     $0.11 pere month per $1000 of net
    age 48, Guaranteed                      amount at risk                       amount at risk
    Issue...............

---------------

(1) Cost of insurance rates vary based on the insured's attained age, sex, underwriting class and Policy duration. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your registered representative or the home office listed on the back cover.

(2) We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured presents additional mortality risks, we may add a surcharge to the cost of insurance rates.

(3) The net amount at risk equals the life insurance benefit on a monthly deduction day, minus the cash value as of the monthly deduction day.

(4) The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 4.00% annually) and the amount of interest we credit to the amount in your loan account (which is 2.00% annually).

(5) While a Policy loan is outstanding, loan interest is charged in arrears on each Policy anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination or the insured's death.

(6) Charges for riders vary based on the insured's attained age, sex and underwriting class, and face amount or net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about your rider charges by contacting your registered representative or the home office listed on the back cover.

     The following table shows the lowest and highest total operating expenses (before any fee waiver or expense reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2002. These expenses may be different in the future. More detail concerning each portfolio's fees and expenses is contained in Appendix A and in the prospectus for each portfolio.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                     MINIMUM   MAXIMUM
-----------------------------------------                     -------   -------
(total of all expenses that are deducted from portfolio
     assets, including management fees, distribution (12b-1)
     and other expenses)....................................   0.18%     1.87%

TRANSAMERICA LIFE, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND
THE PORTFOLIOS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRANSAMERICA LIFE

     Transamerica Life Insurance Company ("Transamerica Life") is the insurance company issuing the Policy. Transamerica Life's home office is located at 4333 Edgewood Road NE, Cedar Rapids, IA 52499. We are obligated to pay all benefits under the Policy.

THE SEPARATE ACCOUNT

     The separate account is a separate account of Transamerica Life, established under Iowa law. We own the assets in the separate account, and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

     The separate account is divided into subaccounts, each of which invests in shares of a specific mutual fund portfolio. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

     Income, gains and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

THE FIXED ACCOUNT

     The fixed account is part of Transamerica Life's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, Transamerica Life has sole discretion over the investment of the fixed account's assets. Transamerica Life bears the full investment risk for all amounts contributed to the fixed account. (Transamerica Life's guaranteed interest rate for amounts in the fixed account is .16516% per month and is compounded monthly, the equivalent of 2% compounded annually.)

     Money you place in the fixed account will earn interest compounded daily at the current interest rate in effect at the time of your allocation. We may declare current interest rates from time to time, at our discretion. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. YOU BEAR THE RISK THAT INTEREST WE CREDIT WILL NOT EXCEED 2.0%.

     We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts or monthly deduction charges on a last in, first out basis ("LIFO") for the purpose of crediting interest.

     THE FIXED ACCOUNT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE PORTFOLIOS

     The subaccounts of the separate account invest in shares of the corresponding portfolios. Each portfolio is part of a series mutual fund, which is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

     Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

     Each portfolio's investment objective(s), policies and investment adviser (and where applicable, the investment sub-adviser) are summarized below. THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. FOR EXAMPLE, AN INVESTMENT IN A MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY AND, DURING PERIODS OF LOW INTEREST RATES, THE YIELDS OF MONEY MARKET SUBACCOUNTS MAY BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE. Certain portfolios may have investment objectives and policies similar to other mutual fund portfolios that are managed by the same investment adviser or sub-adviser that are available directly to the public (i.e., not through variable insurance products). The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS, IN THE PORTFOLIO PROSPECTUSES. YOU MAY OBTAIN A FREE COPY OF THE PORTFOLIO PROSPECTUSES BY CONTACTING US AT 1-888-804-8461. YOU SHOULD READ THE PORTFOLIO PROSPECTUSES CAREFULLY.

Scudder Investment VIT Funds
Managed by Deutsche Asset
Management, Inc.                 - EAFE(R) Equity Index seeks to match, as
                                   closely as possible, before the deduction of expenses, the performance of the EAFE(R) Index, which measures international stock market performance.
                                 - Small Cap Index seeks to match, as closely as
                                   possible (before the deduction of expenses), the performance of the Russell 2000 Index, which emphasizes stocks of small US companies.

Fidelity Variable Insurance
Products Funds --Initial
Class Managed by Fidelity
Management & Research Company    - Balanced seeks income and capital growth
                                   consistent with reasonable risk.

                                 - Contrafund(R) seeks long-term capital
                                   appreciation.

                                 - Growth seeks to achieve capital appreciation.

                                 - Growth Opportunities seeks to provide capital
                                   growth.

                                 - High Income seeks a high level of current
                                   income, while also considering growth of capital.

PIMCO Variable Insurance Trust
Managed by Pacific Investment
Management Company LLC           - All Asset (Administrative Class)(1) seeks
                                   maximum real return consistent with
                                   preservation of real capital and prudent investment management by investing its assets in shares of the Underlying PIMS Funds and does not invest directly in stocks or bonds or other issuers.

                                 - Real Return (Institutional Class)(1) seeks
                                   maximum real return, consistent with
                                   preservation of real capital and prudent investment management.

                                 - Short-Term (Institutional Class)(1) seeks to
                                   obtain maximum current income consistent with preservation of capital and daily liquidity by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.

                                 - StocksPLUS Growth and Income (Institutional
                                   Class)(1) seeks to achieve a total return which exceeds the total return performance of the S&P 500.

                                 - Total Return (Institutional Class)(1) seeks
                                   to maximize total return, consistent with preservation of capital and prudent investment management by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.

T. Rowe Price Equity Series,
Inc. Managed by T. Rowe Price
Associates, Inc.                 - T. Rowe Price Blue Chip Growth seeks to
                                   provide long-term growth of capital by
                                   investing in the common stocks of large and medium-sized blue chip growth companies; income is a secondary objective.

                                 - T. Rowe Price Equity Income seeks to provide
                                   substantial dividend income as well as
                                   long-term growth of capital through
                                   investments in the common stocks of
                                   established companies.

                                 - T. Rowe Price Mid-Cap Growth seeks to provide
                                   long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.

                                 - T. Rowe Price New America Growth seeks to
                                   provide long-term growth of capital by
                                   investing primarily in the common stocks of companies operating in sectors T. Rowe Price believes will be the fastest growing in the United States.

T. Rowe Price International
Series, Inc. Managed by
T. Rowe Price International,
Inc.                             - T. Rowe Price International Stock seeks
                                   long-term growth of capital through
                                   investments primarily in the common stocks of established non-U.S. companies.

Janus Aspen Series Managed
by Janus Capital Management
LLC                              - Capital Appreciation seeks long-term growth
                                   of capital by investing primarily in common stocks selected for their growth potential.

                                 - Growth seeks long-term growth of capital in a
                                   manner consistent with the preservation of capital by investing primarily in common stocks selected for their growth potential.

                                 - Flexible Income seeks to obtain maximum total
                                   return, consistent with preservation of
                                   capital by primarily investing in a wide variety of income-producing securities such as corporate bonds and notes, government securities and preferred stock.

                                 - International Growth seeks long-term growth
                                   of capital by investing under normal
                                   circumstances at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States.

                                 - Mid Cap Growth seeks long-term growth of
                                   capital by investing under normal
                                   circumstances, at least 80% of its net assets in securities of mid-sized companies whose market capitalization falls, at the time of initial purchase, within the 12 month average of the capitalization range of the Russell Midcap Growth Index.

                                 - Worldwide Growth seeks long-term growth of
                                   capital in a manner consistent with the
                                   preservation of capital by investing
                                   primarily in common stocks of companies of any size throughout the world.

INVESCO Variable Investment
Funds, Inc. Managed by INVESCO
Funds Group, Inc.                - INVESCO VIF -- Dynamics Fund seeks long-term
                                   growth by investing at least 65% of its net assets in common stocks of mid-sized companies.

                                 - INVESCO VIF -- Financial Services seeks
                                   capital appreciation by normally investing at least 80% of its net assets in the equity securities and equity-related instruments of companies involved in the financial services sector.

                                 - INVESCO VIF -- Health Sciences Fund seeks
                                   capital appreciation by normally investing at least 80% of its net assets in the equity securities and equity-related instruments of companies that develop, produce or distribute products or services related to health care.

                                 - INVESCO VIF -- Small Company Growth Fund
                                   seeks long-term capital growth by normally investing at least 80% of its net assets in common stocks of small capitalization companies.

                                 - INVESCO VIF -- Technology Fund seeks capital
                                   growth by normally investing at least 80% of its net assets in equity securities and equity-related instruments of companies engaged in technology-related industries.

                                 - INVESCO VIF -- Telecommunications Fund seeks
                                   capital growth and current income by normally investing at least 80% of its net assets in the equity securities and equity-related instruments of companies that are engaged in the design, development, manufacture, distribution or sale of communications services and equipment, and companies that are involved supplying equipment or services to such companies.

The Universal Institutional
Funds, Inc. Managed by Morgan
Stanley Investment Management
Inc. doing business as Morgan
Stanley Asset Management         - U.S. Mid Cap Core seeks above-average total
                                   return over a market cycle of three to five years by investing in common stocks and other equity securities.

Vanguard Variable Insurance Fund Managed    - Balanced seeks to conserve capital, while providing
by the following:                             moderate income and moderate long-term growth of capital
                                              and income.
Balanced and High Yield Bond -- Wellington
Management Company, LLP                     - Capital Growth seeks to provide long-term growth of
                                              capital.
Capital Growth -- PRIMECAP Management
Company                                     - Diversified Value seeks to provide long-term growth of
                                              capital and a moderate level of dividend income.
Diversified Value -- Barrow, Hanley,
Mewhinney & Strauss                         - Equity Income seeks to provide a relatively high level
                                              of current income and the potential for long-term growth
Equity Income -- Newell Associates            of capital and income.
                                            - Equity Index seeks to provide long-term growth of
                                              capital and income by attempting to match the
                                              performance of a broad- based market index of stocks
                                              of large U.S. companies.

Equity Index, Mid-Cap Index, Total Stock    - Growth seeks to provide long-term growth of capital by
Market Index and REIT Index -- Vanguard's     investing primarily in large-capitalization stocks of
Quantitative Equity Group                     high-quality, seasoned U.S. companies with records or
                                              superior growth.
Growth -- Alliance Capital Management,
L.P.                                        - High Yield Bond seeks to provide a higher level of
                                              income by investing primarily in a diversified group of
International -- Schroder Investment          high-yielding, higher-risk corporate bonds with
Management North America Inc.                 medium- and lower-range credit-quality ratings,
                                              commonly known as "junk bonds".
Money Market, Short-Term Corporate and
Total Bond Market Index -- Vanguard's       - International seeks to provide a long-term growth of
Fixed Income Group                            capital by investing primarily in the stocks of seasoned
                                              companies located outside of the United States.
Small Company Growth -- Granahan
Investment Management, Inc. and Grantham,   - Mid-Cap Index seeks to provide long-term growth of
Mayo, Van Otterloo & Co LLC                   capital by attempting to match the performance of a
                                              broad-based market index of stocks of medium-size U.S.
                                              companies.
                                            - Money Market seeks to provide income while maintaining
                                              liquidity and a stable share price of $1. An
                                              investment in the Portfolio is not insured or
                                              guaranteed by the FDIC or any other government agency.
                                              Although the Portfolio seeks to preserve the value of
                                              your investment at $1 per share, it is possible to
                                              lose money by investing in the Portfolio.

                                 - REIT Index seeks to provide a high level of
                                   income and moderate long-term growth of
                                   capital.

                                 - Short Term Corporate seeks income while
                                   maintaining a high degree of stability of principal.

                                 - Small Company Growth seeks to provide
                                   long-term growth of capital by investing primarily in the stocks of smaller companies (which, at the time of purchase, typically have a market value of less than $1-$2 billion).

                                 - Total Bond Market Index seeks to provide a
                                   higher level of income by attempting to match the performance of a broad-based market index of publicly traded, investment-grade bonds.

                                 - Total Stock Market Index seeks to match the
                                   performance of a benchmark index that
                                   measures the investment return of the overall stock market.

Royce Capital Fund Managed by
Royce and Associates, LLC        - Royce Micro-Cap seeks long-term growth of
                                   capital by investing its assets primarily in a broadly diversified portfolio of equity securities issued by micro-cap companies (companies with stock market capitalization less than $400 million).

                                 - Royce Small-Cap seeks long-term growth of
                                   capital by investing its assets primarily in a limited number of equity securities issued by small companies with stock market capitalization between $400 million and $2 billion.

---------------

(1) Administrative class shares have 12b-1 fees; institutional class shares do not.

     We may receive payments or revenues from some of all of the portfolios or their investment advisors (or their affiliates) in connection with administration, distribution or other services provided with respect to the portfolios and their availability through the Policy. The amount we receive, if any, may be different for different portfolios, may depend on how much of our cash value is invested in the applicable portfolios, and may be substantial. Currently these payments range from 0% to 0.25% annually of our investment in the portfolios.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

     Even though we are the legal owner of the portfolio shares held in the subaccounts, and we have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, so long as such action is required by law.

     Before a vote of a portfolio's shareholders occurs, you will receive voting materials in accordance with the procedures established for the portfolio. You will be instructed on how to vote and to return your proxy in a timely manner. Your number of votes is calculated separately for each subaccount and may include fractional votes. You hold a voting interest in each subaccount to which net premiums or cash value is allocated. The number of votes for each subaccount is determined by dividing the Policy's subaccount value by the net asset value per share of the portfolio in which that subaccount invests. The net asset value per share of each portfolio is the value for each share of a portfolio on any valuation day. The method of computing the net asset value per share is described in the prospectuses for the portfolios.

     If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, you will be advised of that action and the reasons we took such action in the next semi-annual report for the appropriate portfolio.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; (3) the risks we assume; and (4) our profit expectations.

SERVICES AND BENEFITS WE
PROVIDE UNDER THE POLICY:        - the life insurance benefit, cash value and
                                   loan benefits;

                                 - investment options, including net premium
                                   allocations;

                                 - administration of elective options; and

                                 - the distribution of reports to owners.

COSTS AND EXPENSES WE INCUR:     - costs associated with processing and
                                   underwriting applications and changes in face amount and riders;

                                 - expenses of issuing and administering the
                                   Policy (including any Policy riders);

                                 - overhead and other expenses for providing
                                   services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and

                                 - other costs of doing business, such as
                                   collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

RISKS WE ASSUME:                 - that the charges we may deduct may be
                                   insufficient to meet our actual claims
                                   because insureds die sooner than we estimate; and

                                 - that the costs of providing the services and
                                   benefits under the Policies may exceed the charges we are allowed to deduct.

     Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

PREMIUM LOAD

     We will deduct certain expenses before we allocate the net premium payments you make to the subaccounts or the fixed account. The expenses deducted from your premium are intended to compensate us for sales expenses, including distribution costs and federal and state tax charges. Premium tax charges imposed by different states range from 0.00% to 3.50% of premiums. Although state premium taxes vary from state to state, the premium load will not vary with the state of residence of the owner.

     Target premium is the amount of premium used to determine the charge applied to premium payments. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract ("MEC"). Premiums paid in excess of target premium may have adverse tax consequences. Target premium varies depending on the insured's sex, issue age and underwriting class and is listed on your Policy's specification page.

THE PERCENT OF PREMIUM LOAD
IS:                              - 10.00% of premium received up to target
                                   premium in Policy Year 1; and

                                 - 6.50% of premium received up to target
                                   premium in Policy years 2-4; and

                                 - 2.50% of premium received up to target
                                   premium in Policy years 5-7; and

                                 - 2.10% of premium received up to target
                                   premium in Policy years 8-10; and

                                 - 0.50% of all premium received up to target
                                   premium in Policy years 11+.

                                 We can increase the percent of premium load, but the maximum percent of premium load deduction on all premiums is 15.00%.

MONTHLY DEDUCTION

     We take a monthly deduction from the cash value on the effective date and on each monthly deduction day. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the monthly deduction day). Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.

THE MONTHLY DEDUCTION IS EQUAL
TO:                              - the monthly contract charge; plus the monthly
                                   cost of insurance charge for the Policy; PLUS

                                 - the monthly charge for any benefits provided
                                   by riders attached to the Policy; PLUS

                                 - a factor representing the mortality and
                                   expense risk charge; PLUS

                                 - the monthly deferred sales load in Policy
                                   years 2-7.

MONTHLY CONTRACT CHARGE:         - This charge currently equals $5.00 each
                                   Policy month.

                                 - We can increase this charge, but we guarantee
                                   this charge will never be more than $10.00 each month.

                                 - This charge is used to cover administrative
                                   services relating to the Policy.

MONTHLY COST OF INSURANCE
CHARGE:                          - We calculate and deduct this charge monthly.
                                   The charge is dependent upon a number of variables that cause the charge to vary from Policy to Policy and from monthly deduction day to monthly deduction day. We may calculate the cost of insurance rate separately for the face amount at issue and for any increase in face amount.

                                 - The monthly cost of insurance charge is equal
                                   to 1. multiplied by the result of 2. minus
                                   3., where:

                                   1. is the monthly cost of insurance rate per
                                      $1,000 of insurance;

                                   2. is the number of thousands of dollars of
                                      life insurance benefit for the Policy (as defined by the applicable Option 1, Option 2 or Option 3); and

                                   3. is the number of thousands of dollars of
                                      cash value as of the monthly deduction day
                                      (before this cost of insurance deduction, and after the mortality and expense risk charge, any applicable contract charges and the costs of any riders are subtracted.)

                                 - This charge is used to compensate us for the
                                   anticipated costs of paying the amount of the life insurance benefit that exceeds your cash value upon the death of the insured.

     To determine the monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates using the insured's sex, attained age, risk class and number of years that the Policy or increment of face amount has been in force. As explained in detail above, we then multiply the cost of insurance rate (1. above) by the net amount at risk which is the life insurance benefit (2. above) minus the cash value (3. above). The factors that affect the net amount at risk include investment performance, payment of premiums and charges to the Policy. The actual monthly cost of insurance rates is primarily based on our expectations as to future mortality experience and expenses. We review the monthly cost of insurance rates on an ongoing basis (at least once every year) based on our expectations as to future mortality experience, investment earnings, persistency, taxes and other expenses. Any changes in cost of insurance rates are made on a uniform basis for insureds of the same class as defined by sex, attained age, risk class and Policy duration. The rates will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy.

     The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables. In connection with current cost of insurance rates, we place insureds into the following risk classes: tobacco habit, medical issue, simplified issue and guaranteed issue. Current cost of insurance rates for an insured issued under simplified or guaranteed issue are generally higher than rates for an insured of the same age, sex and tobacco status issued under medical issue.

     Cost of insurance rates for an insured in a non-tobacco class are less than or equal to rates for an insured of the same age and sex in a tobacco class. Cost of insurance rates for an insured in a non-tobacco or tobacco standard class is generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.

     We also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer Policies with unisex mortality tables to such prospective purchasers.

OPTIONAL TERM INSURANCE RIDER:   - We assess a charge for this rider based on
                                   the issue age, duration, sex and premium class of the insured.

MORTALITY AND EXPENSE RISK
CHARGE:                          - We deduct a daily charge from your cash value
                                   in each subaccount to compensate us for
                                   aggregate Policy expenses and mortality and expense costs we assume.

                                   The charge is calculated as a percentage of the average cash value on each valuation day during the Policy month preceding the monthly deduction day. The current mortality and expense risk charge is equivalent to:

                                   -- An effective annual rate of 0.67% in
                                      Policy years 1-17;

                                   -- An effective annual rate of 0.25% in
                                      Policy years 18-30; and

                                   -- An effective annual rate of 0.15%
                                      thereafter.

                                   We may increase the charge, but the maximum mortality and expense risk charge is equivalent to an effective annual rate of 0.90% in all Policy years.

                                   The mortality risk is that the insureds as a group will die sooner than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

                                   If this charge combined with other Policy charges does not cover our total actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution or other costs.

MONTHLY DEFERRED SALES LOAD:     - We deduct a percent of the premium received
                                   in Policy year 1 on each monthly deduction day in Policy years 2-7.

                                 - The expenses deducted are intended to
                                   compensate us for sales expenses, including distribution costs.

                                 - We deduct this charge on a pro rata basis
                                   from all accounts (i.e. in the same
                                   proportion that the value in each subaccount and the fixed account bears to the total cash value on the monthly deduction day).

                                   The current monthly deferred sales load
                                   equals:

                                   -- 0.25% of premium received up to target
                                      premium; and

                                   -- 0.017% of premium received in excess of
                                      target premium in Policy Year 1.

                                   We can increase this charge, but the maximum monthly deferred sales charge is 0.30% of all premium received in Policy year 1.

                                   Higher premium amounts you pay during the first Policy year will result in higher amounts being subject to the deferred sales charge in Policy years 2-7. When deciding upon the appropriate amount and timing of premium payments, you should consider the combined effect of the percent of premium load and the deferred sales charge.

ADMINISTRATIVE CHARGES

  PARTIAL WITHDRAWAL CHARGE

     - After the first Policy year, you may make a partial withdrawal.

     - When you make a partial withdrawal, we reserve the right to charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.

     - We currently do not impose this charge.

     - We deduct this amount from the withdrawal on a pro rata basis from the subaccounts and the fixed account unless we may otherwise require or agree.

     - We will not increase this charge.

  LOAN INTEREST

     - Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear the same interest rate.

     - We currently charge you an annual interest rate on a Policy loan of 2.67% in Policy years 1-17, 2.25% in Policy years 18-30, and 2.15% in Policy years 31+.

     - After offsetting the 2.00% interest we credit to amounts in the loan account, the net cost of loans currently is 0.67% (annually) in Policy years 1-17, 0.25% (annually) in Policy years 18-30, and 0.15% (annually) in Policy years 31+.

     - The maximum interest rate we will charge for a Policy loan is 4.00% annually. After offsetting the 2.00% interest we credit to amounts in the loan account, the maximum net cost of loans is 2.00% annually.

     When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts and the fixed account on a pro rata basis, unless you specify a different allocation by written notice to our home office.

  TRANSFER CHARGE

     - We currently allow you to make any number of transfers each year free of charge.

     - We reserve the right to charge $25 for each transfer over 12 during a Policy year.

     - For purposes of assessing the transfer charge, each written request of transfer, regardless of the number of accounts affected by the transfer, is considered a single transfer.

     - We deduct the transfer charge from the amount being transferred.

     - Transfers due to automatic asset rebalancing, loans or expiration of the free-look period do not count as transfers for the purpose of assessing this charge.

     - We will not increase this charge.

  TAXES

     We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed or are increased by federal or state agencies.

  PORTFOLIO EXPENSES

     The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of the net assets of the corresponding portfolio in which the subaccount invests. The total portfolio fees and expenses ranged from 0.18% to 2.32% in 2002. See the Portfolio Annual Expense Table in Appendix A of this prospectus, and the fund prospectuses.

THE POLICY
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OWNERSHIP RIGHTS

     The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The principal rights an owner may exercise are:

     - to designate or change beneficiaries;

     - to receive amounts payable before the death of the insured;

     - to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment, and there may be tax consequences);

     - to change the owner of this Policy (there may be tax consequences); and

     - to change the face amount and death benefit option of this Policy (subject to limitations and restrictions).

     - to select the tax test -- guideline premium test or the cash accumulation test -- applicable to the Policy on the Policy application.

     No designation or change in designation of an owner will take effect unless we receive a written request. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received. A change of owner may have significant tax consequences and you should consult a tax advisor before making an ownership change.

MODIFYING THE POLICY

     Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president or secretary, one of our vice presidents or officers. NO AGENT MAY BIND US BY MAKING ANY PROMISE NOT CONTAINED IN THE POLICY.

     Upon notice to you, we may modify the Policy:

     - to make the Policy, the separate account or our operations comply with any law or regulation issued by a governmental agency to which we are subject; or

     - to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life insurance policies; or

     - to reflect a change (permitted by the Policy) in the operation of the separate account; or

     - to provide additional subaccounts and/or fixed account options.

     If any modifications are made, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

PURCHASING A POLICY

     We will offer the Policy to corporations and partnerships that meet the following conditions at issue:

     - A minimum of five Policies are issued, each on the life of a different insured; OR

     - The aggregate annualized first-year planned periodic premium for all Policies is at least $100,000.

     To purchase a Policy, you must submit a complete application and an initial premium to us at our home office through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy and us.

     Our current minimum face amount of a Policy is generally $25,000.

     We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy if the insured is over age
75. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

     - the date of your application; or

     - the date the insured completes all of the medical tests and examinations that we require.

REPLACEMENT OF EXISTING INSURANCE

     It may not be in your best interest to surrender, lapse, borrow from existing life insurance policies or annuity contracts or exchange one life insurance policy for another covering the same insured in a "tax-free exchange" under Section 1035 of the Internal Revenue Code in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should not replace your existing life insurance policy unless you determine this Policy is better for you. You may have to pay a surrender charge on your existing life insurance policy, other charges may be higher (or lower) and the benefits may be different. If you surrender your existing life insurance policy for cash and then buy this Policy, you may have to pay a tax, including a possible penalty tax, on the surrender. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

     IF YOU CONTEMPLATE EXCHANGING YOUR EXISTING LIFE INSURANCE POLICY FOR THE POLICY, YOU SHOULD CONSULT A TAX ADVISOR TO DISCUSS THE POTENTIAL TAX EFFECTS OF SUCH A TRANSACTION.

     Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy in an exchange may be delayed until we receive that premium.

WHEN INSURANCE COVERAGE TAKES EFFECT

     Insurance coverage under the Policy will take effect only if the insured is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium required under the Policy as issued is paid.

FREE-LOOK PERIOD

     You may cancel your Policy for a refund during the "free look period" by returning it to us or to the sales representative who sold it to you. The free-look period generally expires 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. If you decide to cancel your Policy, we will treat the Policy as if it had never been issued. Within 7 calendar days after receiving the returned Policy, we will refund an amount equal to the greater of:

     - the cash value as of the date the Policy is returned; or

     - the premiums paid less any partial withdrawals.

Under ordinary circumstances we will refund the premiums paid less partial withdrawals.

BACKDATING A POLICY

     If you request, we may backdate a Policy by assigning an effective date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, we will amend your application.

     Cost of insurance charges are based in part on the insured's attained age on the effective date. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the Policy is backdated. THIS MEANS THAT WHILE THE MONTHLY DEDUCTION MAY BE LOWER THAN WHAT WOULD HAVE BEEN CHARGED HAD WE NOT BACKDATED THE POLICY, YOU WILL BE PAYING FOR INSURANCE DURING A PERIOD WHEN THE POLICY WAS NOT IN FORCE.

POLICY FEATURES
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PREMIUMS
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  ALLOCATING PREMIUMS

     In the application for a Policy, you must instruct us on how to allocate your net premium among the subaccounts and the fixed account. The fixed account may not be available in all states to direct or transfer money into. You must follow these guidelines:

     - allocation percentages must be in whole numbers; and

     - if you select asset rebalancing, the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $10,000.

     The initial net premium will be allocated to the general account or, if available, the money market subaccount during the free-look period. Premiums held in the general account will earn interest at an annual rate (minimum 2%) that we declare. Premiums held in a money market subaccount will be subject to the investment experience of the money market subaccount. At the end of the free-look period, we will allocate the net premium, including interest earned during the free-look period, to the accounts that you have chosen on your application. We deem the Policy to be delivered four days after it is mailed for the purpose of allocating the net premium (including interest or investment performance as applicable) at the end of the free-look period.

     Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our home office or faxing us at 319-369-2378 Monday-Friday 8:00 a.m.-4:30 p.m. Central time. The change will be effective at the end of the valuation day on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular account is 1.0% of a net premium payment. We reserve the right to limit the number of premium allocation changes.

     Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit on each valuation day using the unit value determined at the closing of the regular business session of the New York Stock Exchange ("NYSE") (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation day, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. YOU BEAR THE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

     You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.

 PREMIUM FLEXIBILITY

     You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay an initial premium. Thereafter, up to age 100 (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount. When making premium payments in the first year, you should consider the effect of the percent of premium load (because we deduct a higher percentage during the first Policy year than in subsequent Policy years) and the monthly deferred sales charge (because this charge is based on a percentage of premium received in the first Policy year).

 PLANNED PERIODIC PAYMENTS

     You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency and time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

     EVEN IF YOU MAKE YOUR PLANNED PERIODIC PAYMENTS IN FULL AND ON SCHEDULE, YOUR POLICY MAY STILL LAPSE. The duration of your Policy depends on the Policy's net cash value. If the net cash value is not high enough to pay the monthly deduction when due, your Policy will lapse (unless you make the payment we specify during the late period).

 PREMIUM LIMITATIONS

     Premium payments may be in any amount ($1,000 minimum if by wire). We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, which qualify the Policy as life insurance according to federal tax laws. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the life insurance benefit by more than the amount of the premium. If you choose the guideline premium test, there are additional premium limitations.

 MAKING PREMIUM PAYMENTS

     We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will deduct certain charges from your premium payments. We will accept premium payments by check or money order made out to Transamerica Life Insurance Company. As an accommodation to you, we will accept initial and subsequent premium payments by wire transfer. You must send a simultaneous fax transmission to 319-369-2378 notifying us of the wire transfer. For an initial premium, we also need a completed application to accompany the fax. If the allocation instructions on the original application we receive at a later date are different from those designated on the fax, we will reallocate the initial premium on the first valuation day on or following the date the policy is issued, according to the allocation instructions in the application with an original signature. If we do not receive a simultaneous fax, or if we receive a fax of an incomplete application, we will apply premium at the unit value determined on the day we receive an appropriate fax or a completed application.

     If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds as follows:

     M & T Bank
     ABA #052000113
     For credit to: Transamerica Life Insurance Company
     Account #: 89487635

     Include your name and Policy number on all correspondence.

TRANSFERS
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GENERAL

     You or your agent/registered representative of record may make transfers among the subaccounts or from the subaccounts to the fixed account. You will be bound by any transfers made by your agent/registered representative. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our home office. We may, at any time, discontinue transfer privileges, modify our procedures or limit the number of transfers we permit. The following features apply to transfers under the Policy:

     - You may request transfers in writing (in a form we accept) or by fax to our home office.

     - The minimum amount that may be transferred is the lesser of $500 or the value of all remaining accumulation units in the subaccount.

     - The minimum amount that must remain in a subaccount after a transfer is $500. If the value of the remaining accumulation units in a subaccount would be less than $500, we have the right to include that amount as part of the transfer.

     - We reserve the right to deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.

     - Transfer charges will be deducted on a pro rata basis from each subaccount and the fixed account from which a transfer was made.

     - We consider all transfers made in any one day to be a single transfer.

     - Transfers resulting from loans, asset rebalancing, reallocation of cash value and transfers from the general account or the money market, immediately after the free-look period, are not treated as transfers for the purpose of the transfer charge.

FIXED ACCOUNT TRANSFERS

     - After the first Policy year, you may make one transfer per Policy year from the fixed account.

     - We reserve the right to require that you make the transfer request in writing.

     - We must receive the transfer request no later than 30 days after a Policy anniversary.

     - We will make the transfer at the end of the valuation date on which we receive the written request.

     - The maximum amount you may transfer is limited to the greater of:

       (a) 25% of the current amount in the fixed account; or

       (b) the amount you transferred from the fixed account in the immediately prior Policy year.

MARKET TIMING AND OTHER INAPPROPRIATE TRANSFERS

     Some investors try to profit from various strategies known as market timing; for example, switching money into mutual funds when they expect prices to rise and taking money out when they expect prices to fall, or switching from one portfolio to another and then back out again after a short period of time. As money is shifted in and out, a fund incurs expenses for buying and selling securities. These costs are borne by all fund shareholders, including the long-term investors who do not generate the costs. This is why all portfolios have adopted special policies to discourage short-term trading.

     The Policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and may increase transaction costs. We reserve the right to reject any premium payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio's operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege. A transfer request could be rejected due to the timing of the investment or due to a history of excessive transfers by the owner.

     The portfolios do not permit market timing. Do not invest with us if you are a market timer. If we identify you as a market timer, we will immediately notify your agent who will then notify you that any additional requests for transfers will be subject to certain restrictions.

TRANSFER PROCEDURES

     To make a transfer via fax, send your instructions to 319-369-2378 Monday-Friday 8:00 a.m.-4:30 p.m. Central time.

     Please note the following regarding fax transfers:

     - We will employ reasonable procedures to confirm that fax instructions are genuine.

     - Fax orders must be received at our home office before 4:00 p.m. Eastern time to assure same-day pricing of the transaction.

     - WE WILL NOT BE RESPONSIBLE FOR SAME-DAY PROCESSING OF TRANSFERS IF FAXED TO A NUMBER OTHER THAN 319-369-2378.

     - We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

     We cannot guarantee that faxed transactions will always be available. For example, our home offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of faxes is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

     We will process any transfer order we receive at our home office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

ASSET REBALANCING PROGRAM

     We offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash value in the fixed account is not available for this program. This program is intended to transfer cash value from subaccounts that have increased in value to subaccounts that have declined in value. Over time, this method of investment may help you buy low and sell high. This program does not guarantee gains. A subaccount may still have losses.

     You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the effective date. Once we receive the asset rebalancing request form at our home office, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy's current net premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

TO START ASSET REBALANCING:      - you must submit a completed asset rebalancing
                                   request form to us at our home office; and

                                 - you must have a minimum cash value of $10,000
                                   or make a $10,000 initial premium payment.

     There is no charge for the asset rebalancing program. Reallocations we make under the program will not count toward your 12 free transfers each year.

ASSET REBALANCING WILL CEASE
IF:                              - we receive your request to discontinue
                                   participation at our home office;

                                 - you make any transfer to or from any
                                   subaccount other than under a scheduled
                                   rebalancing; or

                                 - you elect to participate in any asset
                                   allocation services provided by a third
                                   party.

     You may start and stop participation in the asset rebalancing program at any time, but we reserve the right to restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend or discontinue the asset rebalancing program at any time.

THIRD PARTY ASSET ALLOCATION SERVICES

     We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Transamerica Life agents for the sale of Policies. Transamerica Life does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Transamerica Life for the sale of Policies. Transamerica Life therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. Transamerica Life does not currently charge you any additional fees for providing these support services. Transamerica Life reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

POLICY VALUES
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CASH VALUE

     - Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

     - Serves as the starting point for calculating values under a Policy.

     - Equals the sum of all values in each subaccount, the fixed account and the loan account.

     - Is determined on the effective date and on each valuation day.

     - Has no guaranteed minimum amount and may be more or less than premiums paid.

NET CASH VALUE

     The net cash value is the amount we pay when you surrender your Policy. We determine the net cash value at the end of the valuation period when we receive your written surrender request at our home office.

NET CASH VALUE ON ANY
VALUATION DATE
EQUALS:                          - the cash value as of such date; MINUS

                                 - any outstanding Policy loan amount
                                   (indebtedness).

SUBACCOUNT VALUE

     Each subaccount's value is the cash value in that subaccount. At the end of the free-look period, the subaccount value is equal to the amount of the initial net premium allocated to that subaccount, including any interest earned during the free-look period. At the end of any other valuation period, the subaccount's value is equal to that part of the net premium allocated to the subaccount and any cash value transferred to the subaccount, adjusted by fees and charges, interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by partial withdrawals and any cash value transferred out of the subaccount.

ACCUMULATION UNITS

     Every time you allocate premium, transfer or withdraw money to or from a subaccount, we convert that dollar amount into accumulation units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or partial withdrawal by the accumulation unit value for that subaccount next determined at the end of the valuation period on which the premium, transfer request or partial withdrawal request is received at our home office. Accumulation units are canceled as of the end of the valuation period in which we receive written (or other acceptable) notice regarding the event. These events are referred to as Policy transactions. Accumulation units are bought and sold each time there is a Policy transaction.

     Net premiums allocated to or amounts transferred to a subaccount increase the number of accumulation units of that subaccount. The following events reduce the number of accumulation units of a subaccount:

     - partial withdrawals or transfers from a subaccount;

     - surrender of the Policy;

     - payment of the life insurance benefit proceeds;

     - Policy loans; and

     - the monthly deduction.

THE NUMBER OF ACCUMULATION
UNITS IN
ANY SUBACCOUNT ON ANY MONTHLY
DEDUCTION DAY EQUALS:            - the initial units purchased at accumulation
                                   unit value at the end of the free-look
                                   period; PLUS

                                 - units purchased with additional net
                                   premium(s); PLUS

                                 - units purchased via transfers from another
                                   subaccount, the fixed account or the loan account; MINUS

                                 - units redeemed to pay for monthly deductions;
                                   MINUS

                                 - units redeemed to pay for partial
                                   withdrawals; MINUS

                                 - units redeemed as part of a transfer to
                                   another subaccount or the fixed account or the loan account; MINUS

                                 - units redeemed to pay transfer charges.

ACCUMULATION UNIT VALUE

     We determine the value of an accumulation unit on any valuation day by multiplying the value of the accumulation unit on the immediately preceding valuation day by the net investment factor for the valuation period.

NET INVESTMENT FACTOR

     The net investment factor is an index that we apply to measure the investment performance of accumulation units of a subaccount from one valuation period to the next. We determine the net investment factor for any subaccount for any valuation period by dividing:

     - the result of:

      - the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; PLUS

      - the per share amount of any dividend or capital gain distributions made by the portfolio held in the subaccount, if the "ex-dividend" date occurs during the current valuation period; and the result DIVIDED BY

     - the net asset value per share of the portfolio held in the subaccount, determined at the end of the immediately preceding valuation period.

     The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

     The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

FIXED ACCOUNT VALUE

     The fixed account value is equal to the cash value allocated to the fixed account.

THE FIXED ACCOUNT VALUE AT THE
END OF
ANY VALUATION PERIOD IS EQUAL
TO:                              - the sum of all net premium(s) allocated to
                                   the fixed account; PLUS

                                 - any amounts transferred from a subaccount to
                                   the fixed account; PLUS

                                 - total interest credited to the fixed account;
                                   MINUS

                                 - any amounts charged to pay for monthly
                                   deductions as they are due; MINUS

                                 - any amounts withdrawn from the fixed account
                                   to pay for partial withdrawals; MINUS

                                 - any amounts transferred from the fixed
                                   account to a subaccount (including any
                                   transfer fees).

LIFE INSURANCE BENEFIT
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     As long as the Policy is in force, we will pay the life insurance benefit on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the life insurance benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the life insurance benefit proceeds to the owner. We will pay the life insurance benefit proceeds in a lump sum or under a settlement option.

LIFE INSURANCE BENEFIT
PROCEEDS EQUAL:                  - the life insurance benefit (described below);
                                   MINUS

                                 - any monthly deductions due during the late
                                   period (if applicable); MINUS

                                 - any outstanding indebtedness or due and
                                   unpaid charges; PLUS

                                 - any additional insurance in force provided by
                                   rider.

     We may further adjust the amount of the life insurance benefit proceeds if we contest the Policy or if you misstate the insured's age or sex.

LIFE INSURANCE BENEFIT

     The Policy provides a life insurance benefit. The life insurance benefit is determined at the end of the valuation period in which the insured dies. On your application, you must select one of the three life insurance benefit options (Option 1, Option 2 or Option 3) we offer. No matter which life insurance benefit option you choose, we guarantee that, so long as the Policy does not lapse, the life insurance benefit will never be less than the face amount of the Policy until age 100, when the life insurance benefit will equal the cash value. You may choose either the Cash Value Accumulation Test or the Guideline Premium Test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and may be found in the "Life Insurance Benefit" section of the SAI.

LIFE INSURANCE BENEFIT UNDER
OPTION 1
IS THE GREATER OF:               1. the face amount of the Policy; OR

                                 2. the applicable percentage called the
                                    "limitation percentage," MULTIPLIED BY the cash value on the insured's date of death.

     Under Option 1, your life insurance benefit remains level unless the limitation percentage multiplied by the cash value is greater than the face amount; then the life insurance benefit will vary as the cash value varies.

     Option 1 example. Assume the insured's attained age is under 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under option 1, a Policy with a $50,000 face amount will generally pay $50,000 in life insurance benefits. However, because the life insurance benefit must be equal to or greater than 250% of cash value (age 40 and under), any time the cash value of the Policy exceeds $20,000, the life insurance benefit will exceed the $50,000 face amount. Each additional dollar added to cash value above $20,000 will increase the life insurance benefit by $2.50. Similarly, so long as cash value exceeds $20,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

LIFE INSURANCE BENEFIT UNDER
OPTION 2
IS THE GREATER OF:               1. the face amount; PLUS

                                    - the cash value on the insured's date of
                                      death; OR

                                 2. the limitation percentage; MULTIPLIED BY

                                    - the cash value on the insured's date of
                                      death.

     Under Option 2, the life insurance benefit always varies as the cash value varies.

     Option 2 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under Option 2, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus cash value. Thus, for example, a Policy with a cash value of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $33,333, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $33,333 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $33,333, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

LIFE INSURANCE BENEFIT UNDER
OPTION 3
IS THE GREATER OF:               1. the face amount; PLUS

                                    - cumulative premiums paid; LESS

                                    - cumulative partial withdrawals; OR

                                 2. the limitation percentage; MULTIPLIED BY

                                    - the cash value on the insured's date of
                                      death.

     Under Option 3, the life insurance benefit will always vary with the premiums paid and partial withdrawals taken, and the life insurance benefit may vary as the cash value varies.

     Option 3 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under Option 3, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus premiums. Thus, for example, a Policy with premiums paid of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $24,000, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $24,000 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $24,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

     The Policy is intended to qualify under Section 7702 of the Internal Revenue Code as a life insurance contract for federal tax purposes. The life insurance benefit under the Policy is intended to qualify for the federal income tax exclusion.

     To the extent that the life insurance benefit is increased to maintain qualification as a life insurance policy, appropriate adjustments will be made in any monthly deductions or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Retroactive adjustments to the monthly deduction may be deducted from the cash value or may be made by right of setoff against any life insurance benefits payable. Prospective adjustments will be reflected in the monthly deduction.

CHOOSING A LIFE INSURANCE BENEFIT OPTION

     You must choose one life insurance benefit option on your application. This is an important decision. The life insurance benefit option you choose will have an impact on the dollar value of the life insurance benefit, on your cash value and on the cost of insurance charges you pay.

     Option 1 could be considered more suitable for you if your goal is to increase cash value based upon positive investment experience, while Options 2 and 3 could be considered more suitable if your goal is to increase your total life insurance benefit.

CHANGING THE LIFE INSURANCE BENEFIT OPTION

     After the first Policy year, you may change your life insurance benefit option (subject to the rules below). We will notify you of the new face amount.

     - You may not change between Options 2 and 3.

     - You must send your written request to our home office.

     - We may require proof of insurability.

     - The effective date of the change will be the monthly deduction day on or following the date we approve your request for a change.

     - You may not make a change that would decrease the face amount below the minimum face amount of the Policy.

     - If you change from Option 2 to Option 1, the face amount will be increased by an amount equal to the cash value on the effective date of the change.

     - If you change from Option 1 to Option 2, the face amount will be decreased by an amount equal to the cash value on the effective date of the change.

     - If you change from Option 3 to Option 1, the face amount will be increased by the sum of the premiums paid less the sum of partial withdrawals.

     - If you change from Option 1 to Option 3, the face amount will be decreased by the sum of the premiums paid less the sum of partial withdrawals.

     - You may not make a change if the Policy would fail to qualify as life insurance as defined under Section 7702 of the Code.

     - There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's life insurance benefit option.

HOW LIFE INSURANCE BENEFITS MAY VARY IN AMOUNT

     As long as the Policy remains in force, we guarantee that the life insurance benefit will never be less than the face amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The life insurance benefit may, however, vary with the Policy's cash value. Under Option 1, the life insurance benefit will only vary when the cash value multiplied by the limitation percentage exceeds the face amount of the Policy. The life insurance benefit under Option 2 will always vary with the cash value because the life insurance benefit equals either the face amount plus the cash value or the limitation percentage multiplied by the cash value. The life insurance benefit under Option 3 will always vary with the premiums paid and partial withdrawals taken and will also vary whenever the cash value multiplied by the limitation percentage exceeds the face amount plus cumulative premiums paid less cumulative partial withdrawals.

CHANGING THE FACE AMOUNT

     Subject to certain limitations, you may increase or decrease the face amount of a Policy. A change in face amount may affect your cost of insurance charge. A change in face amount could also have federal income tax consequences. Consult a tax advisor before changing the face amount.

DECREASING THE FACE AMOUNT

     After the Policy has been in force for one year, you may decrease the face amount. A decrease in the face amount will affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before decreasing your Policy's face amount.

CONDITIONS FOR DECREASING THE
FACE
AMOUNT:                          - You must send your written request to our
                                   home office.

                                 - You may not decrease your face amount lower
                                   than $25,000.

                                 - You may not decrease your face amount if it
                                   would disqualify your Policy as life
                                   insurance under the Internal Revenue Code.

                                 - A decrease in face amount will take effect on
                                   the monthly deduction day on or after we receive your written request.

INCREASING THE FACE AMOUNT

     After the Policy has been in force for one year, you may increase the face amount. An increase in the face amount will affect your cost of insurance charge and target premium. A change in face amount may have adverse federal tax consequences. You should consult a tax advisor before increasing your Policy's face amount.

CONDITIONS FOR INCREASING THE
FACE
AMOUNT:                          - You must submit a written application to our
                                   home office.

                                 - You must submit additional evidence of
                                   insurability as requested.

                                 - We reserve the right to decline any increase
                                   request.

                                 - You do not need to increase your premium, but
                                   there must be enough net cash value to cover the next monthly deduction after the increase becomes effective.

                                 - An increase in face amount will take effect
                                   on the monthly deduction day on or after we approve your written request.

                                 - The two year period in the incontestability
                                   and suicide exclusion provision will each start on the date such increase takes effect.

                                 - IF YOU INCREASE THE FACE AMOUNT BUT YOU HAVE
                                   NOT PAID SUFFICIENT PREMIUMS TO COVER MONTHLY DEDUCTIONS, YOUR POLICY WILL LAPSE.

DURATION OF THE POLICY

     The Policy's duration depends upon the net cash value. The Policy will remain in force so long as the net cash value is sufficient to pay the monthly deduction. If the net cash value is insufficient to pay the monthly deduction and you do not make an adequate payment before the end of the late period, the Policy will lapse and terminate without value.

PAYMENT OPTIONS

     We will pay the Policy proceeds in one sum or, if elected, all or part of the proceeds may be placed under the fixed period option.

SURRENDERS AND PARTIAL WITHDRAWALS
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SURRENDERS

     You must make a written request containing an original signature to surrender your Policy for its net cash value as calculated at the end of the valuation day on which we receive your request at our home office. The insured must be alive and the Policy must be in force when you make your written request. If the Policy is completely surrendered and ownership has not been transferred except as a result of a merger or acquisition and the succeeding owner was, or is to be, the wholly-owned subsidiary of the preceding owner, or the succeeding owner is a trust established by the preceding owner for the purpose of providing employee benefits, we may pay you an amount in addition to the net cash value. This additional amount will not be paid on partial surrenders or on full surrenders with proceeds paid to a party other than the owner. The additional amount varies by the number of years since the effective date, the amount of premium paid in the first year, the target premium, the cash value and any other factor reasonably related to the Policy's expected acquisition or administrative cost. We will not unfairly discriminate in determining the additional amount A surrender is effective as of the date when we receive your written request. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net cash value in a lump sum within seven days. A surrender may have tax consequences. You should consult a tax advisor before requesting a surrender.

PARTIAL WITHDRAWALS

     After the first Policy year, while the insured is living and the Policy is in force, you may request a partial withdrawal of a portion of your net cash value subject to certain conditions.

CONDITIONS FOR PARTIAL
WITHDRAWALS:                     - You must send your written partial withdrawal
                                   request with an original signature to our home office.

                                 - The minimum amount of the partial withdrawal
                                   is $500 and the maximum amount of the partial withdrawal is an amount that would leave at least $500 remaining amount in each subaccount or the fixed account from which the partial withdrawal is made.

                                 - There is no limit to the number of partial
                                   withdrawals per Policy year.

                                 - The partial withdrawal will be deducted from
                                   each of the subaccounts and the fixed account on a pro rata basis in accordance with your current premium allocation instructions unless you specify otherwise in your written request.

                                 - You may not take a partial withdrawal if it
                                   will reduce the face amount below the minimum face amount set forth in the Policy.

                                 - We generally will pay a partial withdrawal
                                   request within seven days following the
                                   valuation day we received the request at our home office.

                                 - We will deduct a processing fee equal to $25
                                   or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance. We will deduct this fee on a pro rata basis from the subaccounts and the fixed account unless we may otherwise require or agree.

                                 - The cash value and the net cash value will be
                                   reduced, as of the date of payment, by the amount of partial withdrawal that you make.

                                 - You may not take a partial withdrawal that
                                   would disqualify your Policy as life
                                   insurance under the Internal Revenue Code.

                                 - A partial withdrawal may have tax
                                   consequences.

     If you have selected life insurance benefit option 1, we will reduce the face amount by the amount of the partial withdrawal. If you have selected life insurance benefit option 2, the face amount will not be changed by the amount of the partial withdrawal. If have selected life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawals minus the sum of the premiums paid; otherwise the face amount is not reduced. In no event will the face amount be reduced below $100.00.

LOANS
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GENERAL

     After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from or secured by a Policy may have tax consequences. You should consult a tax advisor before requesting a Policy loan.

CONDITIONS FOR POLICY LOANS:     - We may require you to borrow at least $500.

                                 - The maximum amount you may borrow is 90% of
                                   the net cash value.

                                 - Outstanding loans have priority over the
                                   claims of any assignee or other person.

                                 - The loan may be repaid totally or in part.

     When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account on a pro rata basis unless you specify otherwise in your written notice, and we will transfer that amount to the loan account. The loan account is a part of our general account and is used as collateral for a Policy loan.

     We normally pay the amount of the loan within seven days after we receive a proper loan request at our home office. We may postpone payment of loans under certain conditions.

     You may also fax your loan request to us at 319-369-2378. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

     At each Policy anniversary, we will compare the outstanding loan to the amount in the loan account including interest credited to the loan account during the previous Policy year. We will also make this comparison any time you repay all or part of the loan or make a request to borrow an additional amount. At such time, if the outstanding loan amount exceeds the amount in the loan account, we will transfer the difference from the subaccounts and the fixed account to the loan account in the same manner as when a loan is made. If the amount in the loan account exceeds the amount of the outstanding loan, we will transfer the difference from the loan account to the subaccounts and the fixed account in the same manner as net premiums are allocated. No charge will be imposed for these transfers, and these transfers will not be treated as transfers in calculating the transfer charge.

INTEREST RATE CHARGED

     We currently charge an annual interest rate on Policy loans of 2.67% in Policy years 1-17, 2.25% in Policy years 18-30, and 2.15% in Policy years 31+ (4.00% maximum guaranteed). Interest is payable in arrears on each Policy anniversary. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. If we declare an annual interest rate lower than 4.00%, any subsequent increase in the interest rate is subject to the following conditions:

     - The effective date of any increase in the interest rate for Policy loans will not be earlier than one year after the effective date of the previous rate.

     - We will give notice of the interest rate in effect when a loan is made and when we send notice of loan interest due.

     - We will give notice of any change in the annual interest rate within 30 days of the change.

LOAN ACCOUNT INTEREST RATE CREDITED

     We will credit the amount in the loan account with interest at an effective annual rate of 2.00%.

INDEBTEDNESS

     Indebtedness is the total of all Policy loans plus any loan interest accrued on the loans. If indebtedness exceeds the cash value, we will notify you and any assignee of record. If we do not receive sufficient payment equal to excess indebtedness within 31 days from the date we send you the notice, the Policy will lapse and terminate without value. The Policy may be reinstated.

REPAYMENT OF INDEBTEDNESS

     You may repay indebtedness at any time. Payments must be sent to our home office and will be credited as of the date received. WE WILL TREAT PAYMENTS MADE WHILE THERE IS INDEBTEDNESS AS LOAN REPAYMENTS UNLESS YOU INDICATE THAT THE PAYMENT IS A PREMIUM PAYMENT. If not repaid, we may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the loan account will be transferred from the loan account to the subaccounts and the fixed account in the same manner as net premiums are allocated. We will allocate the repayment of indebtedness at the end of the valuation period during which the repayment is received.

EFFECT OF POLICY LOANS

     A Policy loan reduces the life insurance benefit proceeds and net cash value by the amount of any outstanding indebtedness. Repaying the loan causes the life insurance benefit proceeds and net cash value to increase by the amount of the repayment. As long as a loan is outstanding, we hold in the loan account an amount equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the unloaned portion of the fixed account. Amounts transferred from the separate account to the loan account will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

     There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding indebtedness, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

POLICY LAPSE AND REINSTATEMENT
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LAPSE

     Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee your Policy will not lapse. Your Policy may lapse (terminate without value) if the net cash value on any monthly deduction day is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and partial withdrawals cause a decrease in the net cash value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions.

     If the net cash value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay (at least sufficient to provide a net premium to cover the sum of the monthly deductions due) and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 62 days after the date of the notice. This 62-day period is called the LATE PERIOD. If we do not receive the specified minimum payment by the end of the late period, all coverage under the Policy will terminate without value.

     If we receive a sufficient payment during the late period, we will allocate any resulting net premium among the subaccounts and the fixed account and will charge any monthly deductions due to the subaccounts and the fixed account according to the current net premium allocation. If the insured dies during the late period, the life insurance benefit proceeds will equal the amount of the life insurance benefit proceeds immediately prior to the commencement of the late period, reduced by any due and unpaid charges.

REINSTATEMENT

     At your request, we may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

     - submit a written application for reinstatement to our home office;

     - provide evidence of insurability satisfactory to us;

     - make a minimum premium payment sufficient to provide a net premium that is large enough to cover the next two monthly deductions that will become due after the time of reinstatement.

     - either reinstate or repay any unpaid loan.

     We reserve the right to decline any reinstatement request. The effective date of the reinstatement will be the first monthly deduction date on or after the date we approve the application for reinstatement.

POLICY TERMINATION
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     Your Policy will terminate on the earliest of:

     - the end of the late period;

     - the date the insured dies; or

     - the date the Policy is surrendered.

FEDERAL INCOME TAX CONSIDERATIONS
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--------------------------------------------------------------------------------

     The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

     Because of the absence of pertinent interpretations of the Code requirements, there is, however, less certainty about the application of such requirements to a Policy issued on a substandard basis. It is also uncertain whether life insurance benefits under policies where the maturity date has been extended will be excludible from the beneficiary's gross income and whether Policy cash value will be deemed to be distributed to you on the original maturity date. Such a deemed distribution may be taxable. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements, and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

     In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the subaccounts, through the portfolios, will satisfy these diversification requirements.

     The following discussion assumes the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     In General. We believe that the life insurance benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

     Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract" ("MEC").

     Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general, a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced fact amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit, which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

     Distributions (other than Life Insurance Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

     - All distributions other than life insurance benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

     - A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

     - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time the distribution is made could later become taxable as a distribution from a MEC.

     Distributions (other than Life Insurance Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made so that the Policy may continue to qualify as life insurance for federal income tax purposes may be treated in whole or in part as ordinary income subject to tax if Policy benefits are reduced during the first 15 Policy years due to such distributions.

     Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with loans after the 18th Policy year are less clear, and a tax advisor should be consulted about such loans.

     Finally, distributions or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

     Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

     Continuation Beyond Age 100. If the Policy continues in force beyond the insured's 100th birthday, the tax consequences are uncertain. You should consult a tax advisor as to these consequences.

     Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. With the exception of amounts that represent eligible rollover distributions from 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, withholding will apply unless you certify to us that you are not a U.S. person residing abroad. Taxable distributions to non-resident aliens are generally subject to withholding unless withholding is eliminated under an international treaty with the United States.

     Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Policy Loans. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, the amount of the outstanding indebtedness will be taxed as if it were a distribution.

     Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

     Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses, and the IRS has recently issued new guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

     Tax Shelter Regulations. Prospective owners should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.

     Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

     Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

     Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Policy.

     Possible Charges for Transamerica Life's Taxes. At the present time, we make no charge for any federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts and the fixed account or to the Policies. We reserve the right to charge the subaccounts and the fixed account for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PAYMENTS WE MAKE

     We usually pay the amounts of any surrender, partial withdrawal, loan, life insurance benefit proceeds or settlement option within seven business days after we receive all applicable written notices and/or due proof of death at our home office. However, we can postpone such payments if:

     - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR

     - the SEC permits, by an order, the postponement for the protection of policyowners; OR

     - the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

     If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial withdrawals, loans, life insurance benefit proceeds or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds or surrenders from the fixed account for up to six months.

     Federal laws designed to counter terrorism and prevent money laundering by criminals may require us to reject a premium payment and/or block a policyowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or life insurance benefits until instructions are received from the appropriate regulators. We also may be required to provide information about the policyowner or the insured and the Policy to government agencies and departments.

SPLIT DOLLAR ARRANGEMENTS

     You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

     For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he or she would have been entitled to receive upon surrender of the Policy, and the employee's beneficiary would receive the balance of the proceeds.

     No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our home office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

     On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     In addition, the IRS recently issued guidance that affects the tax treatment of split-dollar arrangements, and the Treasury Department recently issued proposed regulations that, if finalized, would significantly affect the tax treatment of such arrangements. The IRS guidance and the proposed regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.

SUPPLEMENTAL BENEFITS (RIDERS)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The following supplemental benefit (rider) is available and may be added to a Policy. The monthly charge for this rider is deducted from cash value as part of the monthly deduction. The rider available with the Policies provides benefits that do not vary with the investment experience of the separate account. The rider may not be available in all states. Adding this supplemental benefit to an existing Policy or canceling it may have tax consequences, and you should consult a tax advisor before doing so.

TERM INSURANCE RIDER

     Under the term insurance rider, we provide term insurance coverage on a different basis from the coverage in your Policy.

FEATURES OF TERM INSURANCE
RIDER:                           - the rider increases the Policy's life
                                   insurance benefit by the rider's face amount.

                                 - the rider may be purchased at the time of
                                   application or after the Policy is issued.

                                 - the term insurance rider terminates at age
                                   100.

                                 - you may reduce or cancel coverage under the
                                   term insurance rider separately from reducing the face amount of the Policy.

                                 - the face amount of the Policy may be
                                   decreased, subject to certain minimums,
                                   without reducing the coverage under the term insurance rider.

     We reserve the right to discontinue the availability of any riders for new Policies at any time, and we also reserve the right to modify the terms of any riders for new Policies, subject to approval by the state insurance departments.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SALE OF THE POLICIES

     We will pay sales commissions to our life insurance agents who are registered representatives of broker-dealers. Other payments may be made for other services related to sale of the Policies. The sales commission payable to Transamerica Life agents or other registered representatives may vary with the sales agreement. The maximum sales commission payable is expected to range from 20% of target premium and 3.2% of excess of target premium in the first Policy year to 2.4% of all premium in Policy years 8+. We will also pay an additional trail commission of 0.10% on the account value after the first Policy year.

     We have entered into a distribution agreement with AFSG Securities Corporation ("AFSG Securities") for the distribution and sale of the Policies. AFSG Securities is affiliated with us. AFSG Securities may sell the Policies by entering into selling agreements with other broker-dealers who in turn may sell the Policies through their sales representatives. All such sales representatives are registered with the NASD and with the state in which they do business. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

     See "Sale of the Policies" in the SAI for more information concerning compensation paid for the sale of Policies.

STATE VARIATIONS

     The prospectus and SAI provide a general description of the Policy. Certain provisions of your Policy may differ from the general description of the Policy. Certain provisions of your Policy may differ from the general description in this prospectus because of legal requirements in your state. Your actual Policy and any riders are the controlling documents. Contact your registered representative or our home office for more specific information.

LEGAL PROCEEDINGS

     Transamerica Life, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement or on Transamerica Life's ability to meet its obligations under the Policy.

FINANCIAL STATEMENTS

     The financial statements of Transamerica Life are included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION --

Glossary....................................................
The Policy -- General Provisions............................
  Entire Contract...........................................
  Information in the Application for This Policy............
  Ownership Rights..........................................
  Selecting the Tax Test....................................
  Our Right to Contest the Policy...........................
  Suicide Exclusion.........................................
  Misstatement of Age or Sex................................
  Modifying the Policy......................................
  Life Insurance Benefit....................................
  Addition, Deletion or Substitution of Investments.........
Additional Information......................................
  Settlement Options........................................
  Additional Information about Transamerica Life and the
     Separate Account.......................................
  Changes to the Separate Account...........................
  Potential Conflicts of Interest...........................
  Legal Matters.............................................
  Variations in Policy Provisions...........................
  Personalized Illustrations of Policy Benefits.............
  Sale of the Policies......................................
  Reports to Owners.........................................
  Claims of Creditors.......................................
  Records...................................................
  Additional Information....................................
  Independent Auditors......................................
  Financial Statements......................................
Underwriting................................................
  Underwriting Standards....................................
IMSA........................................................
Performance Data............................................
  Other Performance Data in Advertising Sales Literature....
  Transamerica Life's Published Ratings.....................
Index to Financial Statements...............................
  Transamerica Life Insurance Company.......................

GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

account(s) -- The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

accumulation unit -- These are the accounting units used to calculate the values under this Policy.

attained age -- The issue age plus the number of completed Policy years since the effective date.

beneficiary -- The person (s) to whom the life insurance benefit proceeds are paid upon the death of the insured.

cash value -- After the free look period, the cash value of the Policy's accumulation units in each subaccount and the fixed account plus the amount in the loan account, less any mortality and expense risk charges which have accrued since the last monthly deduction date.

Code -- The Internal Revenue Code of 1986, as amended.

effective date -- The date coverage under this Policy becomes effective and the date from which Policy anniversaries, Policy years, and Policy months are determined. This date is shown on the Policy specifications page.

face amount -- The face amount is the face amount shown on the Policy specifications page plus or minus any changes made as described in the Policy changes section of the Policy.

fixed account -- An option to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate.

free-look period -- The 10 day-period following delivery in which the Policy can be returned to us.

general account -- The assets of the Company other than those allocated to the separate account or any other separate account established by the Company.

guideline premium -- The premium necessary to provide the benefits selected by the owner under the Policy based on the particular facts relating to the insured and certain assumptions defined by law.

home office -- Transamerica Life's home office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52449, 1-319-398-8572. Our phone number is
1-888-804-8461. Our hours are Monday -- Friday from 8:00 a.m. -- 4:30 p.m. Central Standard Time.

indebtedness -- The loan amount plus any accrued loan interest.

insured -- The person upon whose life the Policy is issued.

issue age -- The age of the insured on the effective date. This age is shown on the Policy specifications page.

lapse -- Termination of the Policy at the expiration of the late period while the insured is still living.

late period -- The period of time that coverage is continued after the net cash value less any unpaid Policy loan is less than the monthly deduction charge for the next Policy month.

life insurance benefit -- The life insurance benefit proceeds payable under this Policy will be based on the life insurance benefit option and the face amount in effect on the date of death.

life insurance benefit option -- One of three options that an owner may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds -- The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account -- A portion of the of the Company's general account to which cash value is transferred to provide collateral for any loan taken under the Policy.

loan account value -- The cash value in the loan account.

loan amount -- The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary unpaid loan interest is added to the loan amount.

loan value -- After the first Policy year, the loan value on any given date is equal to 90% of the nest cash value on that date.

monthly deduction charges -- Includes monthly contract charge, monthly cost of insurance, a factor representing the mortality and expense risk charge, monthly cost for riders attached to the Policy, and any temporary flat extra rating shown on the Policy Specifications page.

monthly deduction day -- The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be deemed to be the next valuation day.

net cash value -- The amount payable upon surrender of the Policy equal to the cash value as of the date of surrender, less any outstanding Policy loan and any accrued loan interest due.

net premium -- The portion of the premium available for allocation to the subaccounts of the separate account or the fixed account equal to the premium paid by the policyowner less the applicable percent of premium loads.

1940 Act -- The Investment Company Act of 1940, as amended.

NYSE -- New York Stock Exchange.

partial withdrawal -- An amount withdrawn from the net cash value which results in a reduction in the net cash value by the amount withdrawn.

percent of premium load -- The percent shown on the Policy specifications page deducted from each premium paid.

planned premium -- The premium you select as a level amount that you plan to pay on a monthly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, on time, does not mean that the Policy will not lapse, without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

Policy anniversary -- The same day and month as your effective date for each succeeding year your Policy remains in force.

Policy month -- A one-month period beginning on the monthly deduction day.

Policy year -- A twelve-month period beginning on the effective date or on a Policy anniversary.

policyowner (owner, you, your) -- The person who owns the Policy and who may exercise all rights under the Policy while living.

portfolio(s) -- A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC -- U.S. Securities and Exchange Commission.

separate account -- One or more investment accounts established by the Company to receive and invest net premiums allocated under the Policy as designated on the Policy specification page.

settlement options -- The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount -- A subdivision of the separate account. Each subaccount invests in the shares of the specified portfolio of an insurance-dedicated fund or in a portfolio of securities and investments.

subaccount value -- The cash value in a subaccount.

target premium -- Amount of premium used to determine the percent of premium loads.

transfer -- A transfer of amounts between subaccounts of the separate account or the fixed account.

transfer charge -- The Company reserves the right to apply a charge of $25.00 for each transfer after the first twelve (12) transfers in a given Policy Year.

valuation day -- Each day on which the New York Stock Exchange is open for business.

valuation period -- The period from the close of the immediately preceding valuation day to the close of the current valuation day.

we, us, our -- Transamerica Life Insurance Company. ("Transamerica Life")

written notice -- The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our home office.

APPENDIX A
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--------------------------------------------------------------------------------

                      ANNUAL PORTFOLIO OPERATING EXPENSES
              (EXPENSES THAT ARE DEDUCTED FORM PORTFOLIO ASSETS):

     The purpose of this table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 2002 (except as noted in the footnotes). The information in this table (and in the footnotes thereto) was provided to Transamerica Life by the applicable Fund. Transamerica Life has not independently verified such information. Expenses of the portfolios may be higher or lower in the future. For more information on the portfolio expenses described in this table, see the portfolio prospectuses, which accompany this prospectus.

                                                                        GROSS        FEES AND
                                                                        TOTAL        EXPENSES      TOTAL NET
                                       MANAGEMENT    OTHER     12B-1    ANNUAL      WAIVED OR       ANNUAL
PORTFOLIO                                 FEES      EXPENSES   FEES    EXPENSES   REIMBURSED(16)   EXPENSES
---------                              ----------   --------   -----   --------   --------------   ---------
Scudder VIT Small Cap Index(1).......     0.35%       0.26%     N/A      0.61%         0.16%         0.45%
Scudder VIT EAFE(R) Equity
  Index(1)...........................     0.45%       0.47%     N/A      0.92%         0.27%         0.65%
Fidelity VIP Growth
  Opportunities(2)...................     0.58%       0.12%     N/A      0.70%         0.00%         0.70%
Fidelity VIP Contrafund(R)(2)........     0.58%       0.10%     N/A      0.68%         0.00%         0.68%
Fidelity VIP Growth(2)...............     0.58%       0.09%     N/A      0.67%         0.00%         0.67%
Fidelity VIP Balanced(2).............     0.43%       0.14%     N/A      0.57%         0.00%         0.57%
Fidelity VIP High Income(2)..........     0.58%       0.12%     N/A      0.70%         0.00%         0.70%
PIMCO Short-Term (Institutional
  Class)(3)(5).......................     0.25%       0.20%     N/A      0.45%         0.00%         0.45%
PIMCO Total Return (Institutional
  Class)(3)(5).......................     0.25%       0.25%     N/A      0.50%         0.00%         0.50%
PIMCO StocksPLUS Growth and Income
  (Institutional Class)(3)(5)........     0.40%       0.11%     N/A      0.51%         0.01%         0.50%
PIMCO All Asset (Administrative
  Class)(5)(7)(8)....................     0.20%       1.08%     N/A      1.28%         0.08%         1.20%
PIMCO Real Return (Institutional
  Class)(5)(6)(15)...................     0.25%       0.26%     N/A      0.51%         0.00%         0.51%
T. Rowe Price Mid-Cap Growth(8)......     0.85%       0.00%     N/A      0.85%         0.00%         0.85%
T. Rowe Price Equity Income(8).......     0.85%       0.00%     N/A      0.85%         0.00%         0.85%
T. Rowe Price New America Growth(8)..     0.85%       0.00%     N/A      0.85%         0.00%         0.85%
T. Rowe Price International
  Stock(8)...........................     1.05%       0.00%     N/A      1.05%         0.00%         1.05%
T. Rowe Price Blue Chip Growth(8)....     0.85%       0.00%     N/A      0.85%         0.00%         0.85%
Janus Aspen Series Growth
  (Institutional Class)(9)...........     0.65%       0.02%     N/A      0.67%         0.00%         0.67%
Janus Aspen Series Capital
  Appreciation (Institutional
  Class)(9)..........................     0.65%       0.02%     N/A      0.67%         0.00%         0.67%
Janus Aspen Series Worldwide Growth
  (Institutional Class)(9)...........     0.65%       0.05%     N/A      0.70%         0.00%         0.70%
Janus Aspen Series Mid Cap Growth
  (Institutional Class)(9)(10).......     0.65%       0.02%     N/A      0.67%         0.00%         0.67%
Janus Aspen Series Flexible Income
  (Institutional Class)(9)...........     0.61%       0.05%     N/A      0.66%         0.00%         0.66%
Janus Aspen Series International
  Growth (Institutional Class)(9)....     0.65%       0.09%     N/A      0.74%         0.00%         0.74%

                                                                        GROSS        FEES AND
                                                                        TOTAL        EXPENSES      TOTAL NET
                                       MANAGEMENT    OTHER     12B-1    ANNUAL      WAIVED OR       ANNUAL
PORTFOLIO                                 FEES      EXPENSES   FEES    EXPENSES   REIMBURSED(16)   EXPENSES
---------                              ----------   --------   -----   --------   --------------   ---------
INVESCO VIF -- Dynamics(11)(12)......     0.75%       0.37%     N/A      1.12%         0.00%         1.12%
INVESCO VIF -- Financial
  Services(11)(12)...................     0.75%       0.34%     N/A      1.09%         0.00%         1.09%
INVESCO VIF -- Health
  Sciences(11)(12)...................     0.75%       0.32%     N/A      1.07%         0.00%         1.07%
INVESCO VIF -- Small Company
  Growth(11)(12).....................     0.75%       0.56%     N/A      1.31%         0.00%         1.31%
INVESCO VIF -- Technology(11)(12)....     0.75%       0.36%     N/A      1.11%         0.00%         1.11%
INVESCO VIF --
  Telecommunications(11)(12).........     0.75%       0.47%     N/A      1.22%         0.00%         1.22%
Universal Institutional Funds U.S.
  Mid Cap Core(13)(4)................     0.75%       0.37%     N/A      1.12%         0.00%         1.12%
Vanguard VIF Total Stock Market
  Index..............................     0.17%       0.03%     N/A      0.20%         0.00%         0.20%
Vanguard VIF Capital Growth
  Portfolio..........................     0.46%       0.02%     N/A      0.48%         0.00%         0.48%
Vanguard VIF Money Market............     0.18%       0.03%     N/A      0.21%         0.00%         0.21%
Vanguard VIF Short-Term Corporate....     0.20%       0.03%     N/A      0.23%         0.00%         0.23%
Vanguard VIF Total Bond Market
  Index..............................     0.21%       0.03%     N/A      0.24%         0.00%         0.24%
Vanguard VIF High Yield Bond.........     0.30%       0.03%     N/A      0.33%         0.00%         0.33%
Vanguard VIF Balanced................     0.31%       0.02%     N/A      0.33%         0.00%         0.33%
Vanguard VIF Equity Index............     0.16%       0.02%     N/A      0.18%         0.00%         0.18%
Vanguard VIF Equity Income...........     0.34%       0.03%     N/A      0.37%         0.00%         0.37%
Vanguard VIF Diversified Value.......     0.46%       0.04%     N/A      0.50%         0.00%         0.50%
Vanguard VIF Mid-Cap Index...........     0.24%       0.06%     N/A      0.30%         0.00%         0.30%
Vanguard VIF Growth..................     0.37%       0.04%     N/A      0.41%         0.00%         0.41%
Vanguard VIF Small Company Growth....     0.54%       0.03%     N/A      0.57%         0.00%         0.57%
Vanguard VIF International...........     0.42%       0.11%     N/A      0.53%         0.00%         0.53%
Vanguard VIF REIT Index..............     0.34%       0.05%     N/A      0.39%         0.00%         0.39%
Royce Micro-Cap......................     1.25%       0.13%     N/A      1.38%         0.00%         1.38%
Royce Small-Cap(14)..................     1.00%       0.87%     N/A      1.87%         0.52%         1.35%

---------------

 (1) The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Funds, to the extent necessary, to limit all expenses of the Scudder VIT Equity Index to 0.30%, of the Scudder VIT Small Cap Index to 0.45% and of the Scudder VIT EAFE(R) Equity Index to 0.65% of the average daily net assets of the Funds until April 30, 2005.

 (2) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

 (3) "Other Expenses" reflects the following: for Short-Term (Inst. Class), a 0.20% administrative fee; for StocksPLUS Growth and Income (Inst. Class), a 0.10% administrative fee and 0.01% representing the Portfolio's pro rata Trustees' fees; for Total Return (Inst. Class), a 0.25% administrative fee; for All Asset (Admin. Class), a 0.25% administrative fee, 0.08% representing organizational expenses and pro rata Trustees' fees and 0.60% representing Underlying PIMS Fund Expenses.

 (4) The fees disclosed reflect gross ratios prior to any voluntary waiver reimbursements of expenses by the adviser. For the year ended December 31, 2002, the management fee was reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolio's adviser to the extent total annual operating expenses exceed the following percentages: Emerging Markets Debt Portfolio 1.30%; Emerging Markets Equity 1.75%; U.S. Mid Cap Core Portfolio 1.05%. The adviser may terminate this voluntary waiver at any time at its sole discretion.

 (5) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, the Total Net Annual Expenses listed in the table above less interest expense. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

 (6) Other Expenses, which are based on estimated amounts for the initial fiscal year of the class, reflect an administrative fee of 0.25% and interest expense. Interest expense is generally incurred as a result of investment management activities.

 (7) Underlying PIMS Fund Expenses for the Portfolio are estimated based upon an allocation of the Portfolio's assets among the Underlying PIMS Fund and upon the total annual operating expenses of the Institutional Class shares of these Underlying PIMS Funds. Underlying PIMS Fund expenses will vary with changes in the expenses of the Underlying PIMS Funds, as well as allocation of the Portfolio's assets, and may be higher or lower than those shown above. For a listing of the expenses associated with each Underlying PIMS Fund for the most recent fiscal year, please see "Fund of Funds
     Fees -- Annual Underlying PIMS Fund Expenses" in this prospectus. PIMCO has contractually agreed, for the Portfolio's current fiscal year, to reduce its advisory fee to the extent that the underlying PIMS fund expenses attributable to advisory and administrative fees exceed 0.60%. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

 (8) These are the expenses you should expect to pay as an investor in this Portfolio for the fiscal year ending December 31, 2003. However, you should know that for the fiscal year ending December 31, 2003, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses do not exceed 1.00%. You should also know that in any fiscal year in which the Portfolio's total assets are greater than $75 million and its total annual fund operating expenses are less than 1.00%, the Portfolio's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Portfolio's behalf during the previous two fiscal years. The Board has made no reimbursement election for the fiscal year ended December 31, 2002.

 (9) All expenses are shown without the effect of any expense offset arrangements.

(10) Formerly, Aggressive Growth Portfolio.

(11) The Fund's actual Other Expenses and total Annual Expenses were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.

(12) Effective June 1, 2002, INVESCO is entitled to reimbursement from the Fund for fees and expenses absorbed pursuant to a voluntary expense limitation commitment between INVESCO and the Fund, if such reimbursements do not cause the Fund to exceed expense limitations and the reimbursement is made within three years after INVESCO incurred the expense. The voluntary expense limitations may be changed at any time following consultation with the Board of Directors.

(13) Formerly, Mid Cap Value Portfolio.

(14) The adviser has contractually agreed to waive its fee to the extent necessary to maintain the Fund's Net Annual Operating Expense ratio at or below 1.35% through December 31, 2003.

(15) Ratio of net expenses to average net assets excluding interest expense is 0.50%.

(16) For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2002. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangements, annual portfolio operating expenses would have been:

                                                                   GROSS      FEES AND
                                                                   TOTAL      EXPENSES    TOTAL NET
                                  MANAGEMENT    OTHER     12B-1    ANNUAL    WAIVED OR     ANNUAL
    PORTFOLIO                        FEE       EXPENSES   FEES    EXPENSES   REIMBURSED   EXPENSES
    ---------                     ----------   --------   -----   --------   ----------   ---------
    INVESCO VIF - Small Company
      Growth(1)(2)(3)...........     0.75%       0.56%     N/A      1.31%       0.06%       1.25%
    Universal Institutional
      Funds U.S. Mid Cap
      Core(4)...................     0.75%       0.37%     N/A      1.12%       0.07%       1.05%

---------------

        (1) Certain expenses of the Funds were voluntarily absorbed by INVESCO pursuant to commitments between the Fund and INVESCO. This commitment may be changed at any time following consultation with the Board of Directors. After absorption, but excluding any offset arrangements, the Fund's Other Expenses and Total Annual fund Operating Expenses are the amount reflected in the "Total Net Annual Expense" column in the table above.

        (2) The Fund's actual Other Expenses and total Annual Expenses were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.

        (3) Effective June 1, 2002, INVESCO is entitled to reimbursement from the Fund for fees and expenses absorbed pursuant to a voluntary expense limitation commitment between INVESCO and the Fund, if such reimbursements do not cause the Fund to exceed expense limitations and the reimbursement is made within three years after INVESCO incurred the expense. The voluntary expense limitations may be changed at any time following consultation with the Board of Directors.

        (4) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. For the year ended December 31, 2002, the management fee was reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolio's adviser to the extent total annual operating expenses exceed the following percentages: Emerging Markets Equity 1.75% and U.S. Mid Cap Core Portfolio 1.05%. The adviser may terminate this voluntary waiver at any time at its sole discretion. Fee waivers and/or reimbursements are voluntary and the Advisor reserves the right to terminate any waiver and/or reimbursement at any time without notice. Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, 7 any, the adviser excludes from total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. Included in "Other Expenses" of the Emerging Markets Equity Portfolio is 0.06% of such investment related expense.

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

     In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge, with certain personalized hypothetical illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations also will reflect the arithmetic average portfolio expenses for 2002. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

INQUIRIES

     To learn more about the Policy, including distribution arrangements and compensation, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

     For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our home office at:

     Transamerica Life Insurance Company
     4333 Edgewood Road NE
     Mail Stop 2390
     Cedar Rapids, Iowa 52499
     1-888-804-8461
     Facsimile: 1-319-369-2378
     (Monday-Friday from 8:00 a.m.-4:30 p.m. Central time)

     More information about the Registrant (including the SAI) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-942-8090. You may also obtain copies of reports and other information about the Registrant on the SEC's website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by the writing the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549-0102. The Registrant's file numbers are listed below.

SEC File No.     / 811-

PROSPECTUS
(DATE)

                                  ADVANTAGE X
                                 ISSUED THROUGH
                TRANSAMERICA CORPORATE SEPARATE ACCOUNT SIXTEEN
                                       BY
                      TRANSAMERICA LIFE INSURANCE COMPANY
                                  HOME OFFICE:
                             4333 EDGEWOOD ROAD NE
                             CEDAR RAPIDS, IA 52499
                         1-888-804-8461  1-319-398-8572

                  A VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

This prospectus describes the Advantage X, a variable adjustable life insurance policy (the "Policy") offered by Transamerica Life Insurance Company, a member of the AEGON Insurance Group. A purchaser of a Policy ("Owner," "you" or "your") may allocate amounts under the Policy to one or more of the subaccounts of the Transamerica Corporate Separate Account Sixteen or to the fixed account (which credits a specified guaranteed interest rate). Each subaccount invests its assets in one of the following corresponding portfolios:

GATEWAY VARIABLE INSURANCE TRUST
[ ]  Gateway VIT Fund
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
[ ]  Contrafund(R) Portfolio
PIMCO VARIABLE INSURANCE TRUST
[ ]  High Yield Portfolio (Institutional Class)
[ ]  Total Return Portfolio (Institutional Class)
[ ]  All Asset (Administrative Class)
[ ]  Real Return (Institutional Class)
PBHG INSURANCE SERIES FUND
[ ]  PBHG Large Cap Growth Portfolio
[ ]  PBHG Select Value Portfolio
FIRST EAGLE VARIABLE FUNDS, INC.
[ ]  First Eagle Overseas Variable Fund
THIRD AVENUE VARIABLE SERIES TRUST
[ ]  Third Avenue Value Portfolio
RYDEX VARIABLE TRUST
[ ]  OTC Fund
[ ]  Nova Fund
T. ROWE PRICE EQUITY SERIES, INC.
[ ]  T. Rowe Price Equity Income Portfolio
[ ]  T. Rowe Price Mid-Cap Growth Portfolio
ROYCE CAPITAL FUND
[ ] Royce Micro-Cap Portfolio
JANUS ASPEN SERIES
[ ]  Capital Appreciation Portfolio
[ ]  Worldwide Growth Portfolio
[ ]  Mid Cap Growth Portfolio (formerly Aggressive Growth Portfolio)
[ ]  Flexible Income Portfolio
[ ]  International Growth Portfolio
[ ]  Balanced Portfolio
VANGUARD VARIABLE INSURANCE FUND
[ ]  Vanguard VIF Money Market Portfolio
[ ]  Vanguard VIF Short-Term Corporate Portfolio
[ ]  Vanguard VIF Total Bond Market Index Portfolio
[ ]  Vanguard VIF High Yield Bond Portfolio
[ ]  Vanguard VIF Equity Index Portfolio
[ ]  Vanguard VIF Diversified Value Portfolio
[ ]  Vanguard VIF Mid-Cap Index Portfolio
[ ]  Vanguard VIF International Portfolio
[ ]  Vanguard VIF REIT Index Portfolio
[ ]  Vanguard VIF Small Company Growth Portfolio
[ ]  Vanguard VIF Total Stock Market Index Portfolio
[ ]  Vanguard VIF Capital Growth Portfolio
[ ]  Vanguard VIF Balanced Portfolio

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your Policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another Policy you own to make premium payments under this Policy.

A prospectus for the portfolios of the fund must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Policy involves risk, including possible loss of the amount invested and possible loss of insurance coverage.

  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Policy Benefits/Risks Summary...............................     1
  Policy Benefits...........................................     1
     The Policy in General..................................     1
     Flexible Premiums......................................     1
     Free-Look Period.......................................     1
     Variable Life Insurance Benefit........................     2
     Cash Value.............................................     3
     Transfers..............................................     3
     Loans..................................................     3
     Partial Withdrawals and Surrenders.....................     3
     Tax Benefits...........................................     4
     Personalized Illustrations.............................     4
  Policy Risks..............................................     4
     Investment Risks.......................................     4
     Risk of Lapse..........................................     4
     Tax Risks (Income Tax and MEC).........................     5
     Loan Risks.............................................     5
     Risk of an Increase in Current Fees and Expenses.......     5
Portfolio Risks.............................................     6
Fee Tables..................................................     6
Transamerica Life, The Separate Account, The Fixed Account
  and The Portfolios........................................     8
  Transamerica Life.........................................     8
  The Separate Account......................................     8
  The Fixed Account.........................................     9
  The Portfolios............................................     9
  Your Right to Vote Portfolio Shares.......................    13
Charges and Deductions......................................    13
  Premium Load..............................................    14
  Monthly Deduction.........................................    15
  Administrative Charges....................................    17
     Partial Withdrawal Charge..............................    17
     Loan Interest..........................................    17
     Transfer Charge........................................    18
     Taxes..................................................    18
     Portfolio Expenses.....................................    18
The Policy..................................................    18
  Ownership Rights..........................................    18
  Modifying the Policy......................................    19
  Purchasing a Policy.......................................    19
  Replacement of Existing Insurance.........................    19
  When Insurance Coverage Takes Effect......................    20
  Free-Look Period..........................................    20
  Backdating a Policy.......................................    20

Policy Features.............................................    21
  Premiums..................................................    21
     Allocating Premiums....................................    21
     Premium Flexibility....................................    21
     Planned Periodic Payments..............................    22
     Premium Limitations....................................    22
     Making Premium Payments................................    22
Transfers...................................................    22
  General...................................................    22
  Fixed Account Transfers...................................    23
  Market Timing and Other Inappropriate Transfers...........    23
  Transfer Procedures.......................................    24
  Asset Rebalancing Program.................................    24
  Third Party Asset Allocation Services.....................    25
Policy Values...............................................    25
  Cash Value................................................    25
  Net Cash Value............................................    25
  Subaccount Value..........................................    26
  Accumulation Units........................................    26
  Accumulation Unit Value...................................    26
  Net Investment Factor.....................................    27
  Fixed Account Value.......................................    27
Life Insurance Benefit......................................    27
  Life Insurance Benefit....................................    28
  Choosing a Life Insurance Benefit Option..................    29
  Changing the Life Insurance Benefit Option................    29
  How Life Insurance Benefits May Vary in Amount............    30
  Changing the Face Amount..................................    30
  Decreasing the Face Amount................................    30
  Increasing the Face Amount................................    31
  Duration of the Policy....................................    31
  Payment Options...........................................    31
Surrenders and Partial Withdrawals..........................    31
  Surrenders................................................    31
  Partial Withdrawals.......................................    32
Loans.......................................................    33
  General...................................................    33
     Interest Rate Charged..................................    33
     Loan Account Interest Rate Credited....................    34
     Indebtedness...........................................    34
     Repayment of Indebtedness..............................    34
     Effect of Policy Loans.................................    34
Policy Lapse and Reinstatement..............................    34
  Lapse.....................................................    34
  Reinstatement.............................................    35

Policy Termination..........................................    35
Federal Income Tax Considerations...........................    35
  Tax Status of the Policy..................................    35
  Tax Treatment of Policy Benefits..........................    36
Other Policy Information....................................    38
  Payments We Make..........................................    38
  Split Dollar Arrangements.................................    39
Supplemental Benefits (Riders)..............................    39
  Term Insurance Rider......................................    40
Additional Information......................................    40
  Sale of the Policies......................................    40
  State Variations..........................................    40
  Legal Proceedings.........................................    41
  Financial Statements......................................    41
Table of Contents of the Statement of Additional
  Information...............................................    42
Glossary....................................................    43
Appendix A -- Annual Portfolio Operating Expenses...........   A-1
Prospectus Back Cover.......................................
  Personalized Illustrations of Policy Benefits.............
  Inquiries.................................................

             This Policy is not available in the State of New York.

                                                                     ADVANTAGE X

POLICY BENEFITS/RISKS SUMMARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This summary describes the Policy's important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information ("SAI"). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

POLICY BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  THE POLICY IN GENERAL

     - The Advantage X is a variable adjustable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy's cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).

     - Under Transamerica Life's current rules, the Policy will be offered to corporations and partnerships that meet the following conditions at issue:

      - A minimum of five (5) Policies are issued, each on the life of a different insured; OR

      - The aggregate annualized first-year planned premium for all Policies is at least $100,000.

     - The Policy is designed to be long-term in nature in order to provide significant life insurance benefits. However, purchasing this Policy involves certain risks. You should consider the Policy in conjunction with other insurance you own. THE POLICY IS NOT SUITABLE AS A SHORT-TERM SAVINGS VEHICLE.

     - Fixed Account. You may put your cash value in the fixed account where it earns at least 2.00% annual interest. We may declare higher rates of interest, but we are not obligated to do so. The fixed account is part of our general account.

     - Separate Account. You may also put your cash value in any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in a subaccount is subject to investment risk, and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

  FLEXIBLE PREMIUMS

     - You select a premium payment plan, but the plan is flexible - you are not required to pay premiums according to the plan. You must pay an initial premium before insurance coverage is in force. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits.

     - You increase your risk of lapse if you do not regularly pay premiums; however, failing to pay premiums alone will not cause the Policy to lapse and PAYING THE PLANNED PREMIUMS WILL NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE. Under certain circumstances, extra premiums may be required to prevent lapse.

  FREE-LOOK PERIOD

     - Once we deliver your Policy, the FREE-LOOK PERIOD begins. You may return the Policy during this period and, depending upon the laws of the state governing your Policy (usually the state where you live), receive a refund of the greater of (a) the Policy's net cash value as of the date the Policy is returned or (b) the amount of premiums paid, less any partial withdrawals. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your net premium to the accounts you indicated on your application, or we will hold the premium in our general account until the end of the free-look period.

  VARIABLE LIFE INSURANCE BENEFIT

     - If the insured dies while the Policy is in force, we will pay a life insurance benefit to the beneficiary(ies). The amount of the life insurance benefit depends on the face amount of insurance you select (the "face amount"), the life insurance benefit option you choose and any additional insurance provided by riders you purchase.

     - Choice Among Life Insurance Benefit Options. You must choose one of three life insurance benefit options. We offer the following:

      - Option 1 is the greater of:

        -- the face amount of the Policy, or

        -- a limitation percentage multiplied by the Policy's cash value on the date of the insured's death.

      - Option 2 is the greater of:

        -- the face amount of the Policy, plus the Policy's cash value on the date of the insured's death, or

        -- a limitation percentage multiplied by the Policy's cash value on the date of the insured's death.

      - Option 3 is the greater of:

        -- the face amount of the Policy plus the cumulative premiums paid less cumulative partial withdrawals, or

        -- a limitation percentage multiplied by the Policy's cash value on the date of the insured's death.

We will reduce the life insurance benefit proceeds by any outstanding loan amount and any due and unpaid charges. We will increase the life insurance benefit proceeds by any additional insurance benefits you add by rider. We may pay benefits under the Policy in a lump sum or under one of the settlement options set forth in the Policy.

     The Policy allows you to choose between two life insurance tax compliance tests: the guideline premium test and the cash value accumulation test. You can choose either tax compliance test with any of the three life insurance benefit options. Your election may affect the amount of the death benefit and the monthly deduction. You may not change tests.

     - Under current tax law, the life insurance benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.

     - Change in Life Insurance Benefit Option and Face Amount. After the first Policy year, you may change the life insurance benefit option or increase or decrease the face amount by sending a written request to our home office. Any increase in face amount will require proof of insurability and will result in additional charges. Changes in life insurance benefit options may require proof of insurability. We do not allow changes between life insurance benefit options 2 and 3. Changing the life insurance benefit option or the face amount may have tax consequences.

  CASH VALUE

     - Cash value is the starting point for calculating important values under the Policy, such as net cash value and the life insurance benefit. There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions and/or any outstanding loan amount(s).

  TRANSFERS

     - You can transfer cash value among the subaccounts and the fixed account subject to certain restrictions. You may make transfers in writing, or by fax.

     - We reserve the right to charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year.

     - An asset rebalancing program is available.

     - After the first Policy year, you may make one transfer per Policy year from the fixed account, and we must receive at our office your request to transfer from the fixed account within 30 days after a Policy anniversary unless you select dollar cost averaging from the fixed account. The maximum amount that may be transferred is the greater of 25% of the then-current value of the fixed account or the amount transferred in the prior Policy year from the fixed account.

  LOANS

     - After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy for up to 90% of the net cash value (cash value MINUS any outstanding indebtedness) on that date. We may permit a loan prior to the first Policy anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy under
       Section 1035 (a) of the Code. The minimum loan amount is $500.

     - We currently charge interest of 2.67% annually in Policy Years 1-17, 2.25% annually in Policy Years 18-30, and 2.15% annually in Policy Years 31+ on any outstanding indebtedness. This charge may increase, but is guaranteed not to exceed 4.00%. Interest is added to the amount of the loan to be repaid.

     - To secure the loan, we transfer a portion of your cash value to the loan account. The loan account is part of our general account. We will credit 2.00% interest annually on amounts in the loan account.

     - Federal income taxes and a penalty tax may apply to loans you take from or secure by the Policy if it is a modified endowment contract.

  PARTIAL WITHDRAWALS AND SURRENDERS

     - You may take partial withdrawals of cash value after the first Policy year. The amount of the withdrawal must be at least $500, and the remaining net cash value following a withdrawal may not be less than $500.

     - We reserve the right to deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) pro rata from each of the subaccounts and the fixed account.

     - The cash value and the net cash value will be reduced, as of the date of payment, by the amount of any partial withdrawal that you make.

     - If you select life insurance benefit option 1, a partial withdrawal will reduce the face amount by the amount of the withdrawal. If you select life insurance benefit option 2, a partial withdrawal will not reduce the face amount. If you select life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawal minus the sum of the premiums paid; otherwise the face amount is not reduced. In no event will the face amount be reduced below $500.00.

     - You may fully surrender the Policy at any time before the insured's death. Life insurance coverage will end. You will receive the net cash value. There are no surrender charges on this Policy, but there is a monthly deferred sales load.

     - A partial withdrawal or surrender may have tax consequences.

  TAX BENEFITS

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance Policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

     Assuming the Policy satisfies the definition of life insurance under the Internal Revenue Code, the life insurance benefit generally should be excludable from the taxable income of the recipient. In addition, you should not be deemed to be in constructive receipt of the cash value, and therefore should not be taxed on increases (if any) in the cash value until you take out a loan or partial withdrawal, surrender the Policy, or we pay the maturity benefit. Transfers between the accounts are not taxable transactions.

  PERSONALIZED ILLUSTRATIONS

     You may request personalized illustrations that reflect your own particular circumstances. These hypothetical illustrations may help you to:

     - understand the long-term effects of different levels of investment performances,

     - understand the charges and deductions under the Policy, and;

     - compare the Policy to other life insurance policies.

     These hypothetical illustrations also show the value of the annual premiums accumulated with interest and demonstrate that the net cash value may be low (compared to the premiums paid plus accumulated interest) if you surrender the Policy in the early Policy years. Therefore, you should not purchase the Policy as a short-term investment. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

POLICY RISKS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  INVESTMENT RISKS

     The Policy allows you to allocate your Policy's cash value to one or more subaccounts, which invest in a designated portfolio. You will be subject to the risk that the investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the fixed account, we will credit your fixed account value with a declared rate of interest. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2.00%.

  RISK OF LAPSE

     Your Policy may lapse if loans, partial withdrawals, the monthly deductions, and insufficient investment returns reduce the net cash value to zero. The Policy will enter a 62-day late period if on any monthly deduction day the net cash value (the cash value minus any outstanding indebtedness) is not enough to pay the monthly deduction due. Your Policy will lapse unless you make a sufficient payment during the late period.

     If you take a partial withdrawal or Policy loan, if you make changes in the life insurance benefit option or the face amount, or if you add, increase or decrease a rider, you may increase the risk of a lapse.

     A Policy lapse may have adverse tax consequences.

     You may reinstate this Policy within five years after it has lapsed (and prior to the insured's reaching age 100), if the insured meets the insurability requirements and you pay the amount we require.

  TAX RISKS (INCOME TAX AND MEC)

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance Policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements. In the absence of guidance, however, there is less certainty with respect to Policies issued on a substandard basis.

     Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, partial withdrawals, surrenders and loans will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on partial withdrawals, surrenders and loans taken before you reach age 59 1/2. All MECs that we (and/or our affiliates) issue to the same owner in the same calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when taxable distribution occurs. If a Policy is not treated as a MEC, partial withdrawals, surrenders and loans will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

  LOAN RISKS

     A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and the fixed account and place that amount in the loan account as collateral. We then credit a fixed interest rate of 2.00% to the loan account. As a result, the loan account does not participate in the investment results of the subaccounts and may not continue to receive the current interest rates credited to the unloaned portion of the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rate credited to the fixed account, the effect could be favorable or unfavorable.

     We currently charge interest on Policy loans at a rate of 2.67% annually in Policy years 1-17, 2.25% annually in Policy years 18-30, and 2.15% annually in Policy years 31+, payable in arrears. This charge may increase, but it will not exceed 6.00%. Interest is added to the amount of the loan to be repaid.

     A Policy loan could make it more likely that a Policy would lapse. Adverse tax consequences may result, especially if the Policy is a MEC.

     If a loan from a Policy is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, the amount of the outstanding indebtedness will be taxed as if it were a withdrawal from the Policy.

  RISK OF AN INCREASE IN CURRENT FEES AND EXPENSES

     Certain fees and expenses currently are assessed at less than their guaranteed maximum levels. In the future, we may increase these current charges up to the guaranteed (that is, maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

PORTFOLIO RISKS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the prospectuses for the portfolios for more information.

     There is no assurance that any of the portfolios will achieve its stated investment objective.

FEE TABLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The following tables describe the fees and expenses that are payable when buying and owning a Policy. If the amount of a charge depends on the personal characteristics of the insured or the owner, the fee table lists the minimum and maximum charges we assess under the Policy, as well as the fees and charges of a typical insured, with the characteristics set forth in the table. These charges may not be typical of the charges you will pay.

     The first table describes the fees and expenses that are payable when buying the Policy, paying premiums, making partial withdrawals from the Policy, taking loans or transferring Policy cash value among the subaccounts and the fixed account.

                                TRANSACTION FEES

                            WHEN CHARGE          AMOUNT DEDUCTED MAXIMUM           AMOUNT DEDUCTED CURRENT
CHARGE                      IS DEDUCTED    GUARANTEED CHARGE THE POLICY ALLOWS  CHARGE AT TIME OF POLICY ISSUE
------                      -----------    -----------------------------------  ------------------------------
PERCENT OF PREMIUM
LOAD....................  Upon receipt of  15.00% of each premium received      10.00% of premium received up
                          premium                                               to target premium(1) in Policy
                                                                                year 1; 6.50% of premium
                                                                                received up to target premium
                                                                                in Policy years 2-4; 2.50% of
                                                                                premium received up to target
                                                                                premium in Policy years 5-7;
                                                                                2.10% of premium received up
                                                                                to target premium in Policy
                                                                                years 8-10; 0.50% of premium
                                                                                received up to target premium
                                                                                in Policy years 11+

PARTIAL WITHDRAWAL
CHARGE..................  Upon withdrawal  $25.00                               $0

TRANSFER CHARGE.........  Upon each        $25.00 for each transfer in excess   $0
                          transfer beyond  of 12 per Policy year
                          12 transfers in
                          any Policy year

---------------

(1) The "target premium" is not the planned premium that you intend to pay. The target premium is used only to calculate the percent of premium load. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Target premiums vary depending on the insured's sex, attained age and underwriting class.

     The table below describes the fees and expenses that a Policy owner will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

            PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

                            WHEN CHARGE          AMOUNT DEDUCTED MAXIMUM           AMOUNT DEDUCTED CURRENT
CHARGE                      IS DEDUCTED    GUARANTEED CHARGE THE POLICY ALLOWS  CHARGE AT TIME OF POLICY ISSUE
------                      -----------    -----------------------------------  ------------------------------
MONTHLY CONTRACT          On the           $10.00 per month                     $5.00 per month
CHARGE..................  effective date
                          (date of issue)
                          and on each
                          monthly
                          deduction day

COST OF INSURANCE(1)
(without extra
ratings)(2)

  - Minimum Charge......  On the           $0.09 per month per $1000 of net     $0.0138 per month per $1000 of
                          effective date   amount at risk (3)(Female, Non-      net amount at risk (Female,
                          and on each      Tobacco, Age 20, Medical Issue)      Non- Tobacco, Age 20, Medical
                          monthly                                               Issue)
                          deduction day
  - Maximum Charge......                   $83.33 per month per $1000 of net    $33.04 per month per $1000 of
                                           amount at risk (Male, Tobacco, Age   net amount at risk (Male,
                                           99, Guaranteed Issue)                Tobacco, Age 99, Guaranteed
                                                                                Issue)
  - Charge for a Male,                     $0.50 per month per $1000 of net     $0.11 per month per $1000 of
    age 48, Guaranteed                     amount at risk                       net amount at risk
    Issue, during the
    first Policy year...

MORTALITY AND EXPENSE     On the           2.00% (annually) of the average      0.67% (annually) of the
RISK CHARGE.............  effective date   cash value                           average cash value in Policy
                          and on each                                           years 1 -17, and 0.25%
                          monthly                                               (annually) of the average cash
                          deduction day                                         value in Policy years 18-30;
                                                                                and 0.15% (annually) of the
                                                                                average cash value in Policy
                                                                                years 31+

LOAN INTEREST             On Policy        2.00% (annually)                     0.67% (annually) in Policy
  SPREAD(4).............  anniversary or                                        years 1-17; 0.25% (annually)
                          earlier, as                                           in Policy years 18-30; and
                          applicable(5)                                         0.15% (annually) in Policy
                                                                                years 31+

MONTHLY DEFERRED SALES    On each monthly  0.30% of all premium received in     0.250% of the premium received
LOAD....................  deduction day    Policy year 1                        up to target premium in Policy
                          during Policy                                         year 1, and 0.017% of premium
                          years 2-7                                             received in excess of target
                                                                                premium in Policy year 1

RIDER CHARGES:(6)
  TERM LIFE INSURANCE
    RIDER
  - Minimum Charge......  On the           $0.06 per month per $1000 of net     $0.0138 per month per $1000 of
                          effective date   amount at risk                       net amount at risk
                          and on each
                          monthly
                          deduction day
  - Maximum Charge......                   $83.33 per month per $1000 of net    $33.04 per month per $1000 of
                                           amount at risk                       net amount at risk
  - Charge for a Male,                     $0.50 per month per $1000 of net     $0.11 per month per $1000 of
    age 48, Guaranteed                     amount at risk                       net amount at risk
    Issue...............

    -------------------

(1) Cost of insurance rates vary based on the insured's attained age, sex, underwriting class and Policy duration. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your registered representative or the home office listed on the back cover.

(2) We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured presents additional mortality risks, we may add a surcharge to the cost of insurance rates.

(3) The net amount at risk equals the life insurance benefit on a monthly deduction day, minus the cash value as of the monthly deduction day.

(4) The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 4.00% annually) and the amount of interest we credit to the amount in your loan account (which is 2.00% annually).

(5) While a Policy loan is outstanding, loan interest is charged in arrears on each Policy anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination or the insured's death.

(6) Charges for riders vary based on the insured's attained age, sex and underwriting class, and face amount or net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about your rider charges by contacting your registered representative or the home office listed on the back cover.

     The following table shows the lowest and highest total operating expenses (before any fee waiver or expense reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2002. These expenses may be different in the future. More detail concerning each portfolio's fees and expenses is contained in Appendix A and in the prospectus for each portfolio.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                     MINIMUM   MAXIMUM
-----------------------------------------                     -------   -------
(total of all expenses that are deducted from portfolio
  assets, including management fees, distribution (12b-1)
  and other expenses).......................................   0.18%     1.74%

TRANSAMERICA LIFE, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND THE PORTFOLIOS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRANSAMERICA LIFE

     Transamerica Life Insurance Company ("Transamerica Life") is the insurance company issuing the Policy. Transamerica Life's home office is located at 4333 Edgewood Road NE, Cedar Rapids, IA 52499. We are obligated to pay all benefits under the Policy.

THE SEPARATE ACCOUNT

     The separate account is a separate account of Transamerica Life, established under Iowa law. We own the assets in the separate account, and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

     The separate account is divided into subaccounts, each of which invests in shares of a specific mutual fund portfolio. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

     Income, gains and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

THE FIXED ACCOUNT

     The fixed account is part of Transamerica Life's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, Transamerica Life has sole discretion over the investment of the fixed account's assets. Transamerica Life bears the full investment risk for all amounts contributed to the fixed account. (Transamerica Life's guaranteed interest rate for amounts in the fixed account is .16516% per month and is compounded monthly, the equivalent of 2% compounded annually.)

     Money you place in the fixed account will earn interest compounded daily at the current interest rate in effect at the time of your allocation. We may declare current interest rates from time to time, at our discretion. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. YOU BEAR THE RISK THAT INTEREST WE CREDIT WILL NOT EXCEED 2.0%.

     We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts or monthly deduction charges on a last in, first out basis ("LIFO") for the purpose of crediting interest.

     THE FIXED ACCOUNT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE PORTFOLIOS

     The subaccounts of the separate account invest in shares of the corresponding portfolios. Each portfolio is part of a series mutual fund, which is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

     Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

     Each portfolio's investment objective(s), policies and investment adviser (and where applicable, the investment sub-adviser) are summarized below. THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. FOR EXAMPLE, AN INVESTMENT IN A MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY AND, DURING PERIODS OF LOW INTEREST RATES, THE YIELDS OF MONEY MARKET SUBACCOUNTS MAY BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE. Certain portfolios may have investment objectives and policies similar to other mutual fund portfolios that are managed by the same investment adviser or sub-adviser that are available directly to the public (i.e., not through variable insurance products). The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS, IN THE PORTFOLIO PROSPECTUSES. YOU MAY OBTAIN A FREE COPY OF THE PORTFOLIO PROSPECTUSES BY CONTACTING US AT 1-888-804-8461. YOU SHOULD READ THE PORTFOLIO PROSPECTUSES CAREFULLY.

Fidelity Variable Insurance Products        - Contrafund(R) seeks long-term capital appreciation.
Funds -- Initial Class Managed by
Fidelity Management & Research
Company

PIMCO Variable Insurance Trust              - All Asset (Administrative Class) seeks maximum real
Managed by Pacific Investment Management    return consistent with preservation of real capital and
Company LLC                                   prudent investment management by investing its assets
                                              in shares of the Underlying PIMS Funds and does not
                                              invest directly in stocks or bonds or other issuers.
                                            - High Yield (Institutional Class) seeks to maximize
                                            total return, consistent with preservation of capital
                                              and prudent investment management by investing at
                                              least 80% of its assets in a diversified portfolio of
                                              high yield securities.
                                            - Real Return (Institutional Class) seeks maximum real
                                            return, consistent with preservation of real capital and
                                              prudent investment management.
                                            - Total Return (Institutional Class) seeks to maximize
                                            total return, consistent with preservation of capital
                                              and prudent investment management by investing under
                                              normal circumstances at least 65% of its assets in a
                                              diversified portfolio of Fixed Income instruments of
                                              varying maturities.

T. Rowe Price Equity Series, Inc.           - T. Rowe Price Equity Income seeks to provide
Managed by T. Rowe Price Associates, Inc.   substantial dividend income as well as long-term growth
                                              of capital through investments in the common stocks of
                                              established companies.
                                            - T. Rowe Price Mid-Cap Growth seeks to provide
                                            long-term capital appreciation by investing in mid-cap
                                              stocks with potential for above-average earnings
                                              growth.

Gateway Variable Insurance Trust Managed    - Gateway VIT Fund seeks to capture the majority of the
by Gateway Investment Advisers, L.P.        higher returns associated with equity market
                                              investments, while exposing investors to significantly
                                              less risk than other equity investments. The Fund
                                              undertakes active measures to reduce equity volatility
                                              while investing almost all of its assets in equities.


Janus Aspen Series                          - Balanced Portfolio seeks long-term capital growth,
Managed by Janus Capital                    consistent with preservation of capital and balanced by
Management LLC                                current income.
                                            - Capital Appreciation seeks long-term growth of capital
                                            by investing primarily in common stocks selected for
                                              their growth potential.
                                            - Flexible Income seeks to obtain maximum total return,
                                              consistent with preservation of capital by primarily
                                              investing in a wide variety of income-producing
                                              securities such as corporate bonds and notes,
                                              government securities and preferred stock.
                                            - International Growth seeks long-term growth of capital
                                            by investing under normal circumstances at least 80% of
                                              its net assets in securities of issuers from at least
                                              five different countries, excluding the United States.
                                            - Mid Cap Growth seeks long-term growth of capital by
                                            investing under normal circumstances, at least 80% of
                                              its net assets in securities of mid-sized companies
                                              whose market capitalization falls, at the time of
                                              initial purchase, within the 12 month average of the
                                              capitalization range of the Russell Midcap Growth
                                              Index.
                                            - Worldwide Growth seeks long-term growth of capital in
                                            a manner consistent with the preservation of capital by
                                              investing primarily in common stocks of companies of
                                              any size throughout the world.

First Eagle Variable Funds, Inc. Managed    - Overseas Fund seeks long-term growth of capital by
by Arnhold and S. Bleichroeder Advisers,    investing primarily in equities, including common and
LLC                                           preferred stock, warrants, or other similar rights,
                                              and convertible securities, issued by small and medium
                                              size, non-U.S. companies.

PBHG Insurance Series Fund Managed by       - Large Cap Growth Portfolio seeks to provide investors
Pilgrim Baxter & Associates, Ltd.           long term growth of capital by investing, under normal
                                              market conditions, at least 80% of its assets in
                                              growth securities, such as common stocks, of large
                                              capitalization companies.
                                            - Select Value Portfolio seeks to provide investors
                                            long-term growth of capital and income by investing,
                                              under normal market conditions, at least 65% of its
                                              assets in value securities, such as common stocks, of
                                              no more than 30 companies with large market
                                              capitalizations. Current income is a secondary
                                              objective.


Vanguard Variable Insurance Fund Managed    - Balanced seeks to conserve capital, while providing
by the following:                           moderate income and moderate long-term growth of capital
Balanced and High Yield Bond -- Wellington    and income.
Management Company, LLP                     - Capital Growth seeks to provide long-term growth of
Capital Growth -- PRIMECAP Management       capital.
Company                                     - Diversified Value seeks to provide long-term growth of
Diversified Value -- Barrow, Hanley,        capital and a moderate level of dividend income.
Mewhinney & Strauss                         - Equity Index seeks to provide long-term growth of
Equity Income -- Newell Associates          capital and income by attempting to match the
Equity Index, Mid-Cap Index, Total Stock      performance of a broad- based market index of stocks
Market Index and REIT Index -- Vanguard's     of large U.S. companies.
Quantitative Equity Group                   - High Yield Bond seeks to provide a higher level of
International -- Schroder Investment        income by investing primarily in a diversified group of
Management North America Inc.                 high-yielding, higher-risk corporate bonds with
Money Market, Short-Term Corporate and        medium- and lower-range credit-quality ratings,
Total Bond Market Index -- Vanguard's         commonly known as "junk bonds".
Fixed Income Group                          - International seeks to provide a long-term growth of
Small Company Growth -- Granahan            capital by investing primarily in the stocks of seasoned
Investment Management, Inc. and Grantham,     companies located outside of the United States.
Mayo, Van Otterloo & Co LLC                 - Mid-Cap Index seeks to provide long-term growth of
                                            capital by attempting to match the performance of a
                                              broad-based market index of stocks of medium-size U.S.
                                              companies.
                                            - Money Market seeks to provide income while maintaining
                                              liquidity and a stable share price of $1. An
                                              investment in the Portfolio is not insured or
                                              guaranteed by the FDIC or any other government agency.
                                              Although the Portfolio seeks to preserve the value of
                                              your investment at $1 per share, it is possible to
                                              lose money by investing in the Portfolio.
                                            - REIT Index seeks to provide a high level of income and
                                              moderate long-term growth of capital.
                                            - Short Term Corporate seeks income while maintaining a
                                            high degree of stability of principal.
                                            - Small Company Growth seeks to provide long-term growth
                                            of capital by investing primarily in the stocks of
                                              smaller companies (which, at the time of purchase,
                                              typically have a market value of less than $1-$2
                                              billion).
                                            - Total Bond Market Index seeks to provide a higher
                                            level of income by attempting to match the performance
                                              of a broad-based market index of publicly traded,
                                              investment-grade bonds.
                                            - Total Stock Market Index seeks to match the
                                            performance of a benchmark index that measures the
                                              investment return of the overall stock market.

Royce Capital Fund Managed by Royce and     - Royce Micro-Cap seeks long-term growth of capital by
Associates, LLC                             investing its assets primarily in a broadly diversified
                                              portfolio of equity securities issued by micro-cap
                                              companies (companies with stock market capitalization
                                              less than $400 million).


Rydex Variable Trust Managed by Rydex       - OTC Fund seeks to provide investment results that
Global Advisors                             correspond to a benchmark for over-the-counter
                                              securities. The current benchmark is the NASDAQ 100
                                              Index. The NASDAQ 100 Index contains the 100 largest
                                              non-financial, non-utilities stocks in the NASDAQ
                                              Composite.
                                            - Nova Fund seeks to provide investment returns that
                                            correspond to 150% of the daily performance of the S&P
                                              500 Index. The S&P 500 Index is an unmanaged index
                                              composed of 500 common stocks from a wide range of
                                              industries that are traded on the New York Stock
                                              Exchange, The American Stock Exchange and the NASDAQ.

Third Avenue Variable Series Trust Managed  - Third Avenue Value seeks long-term capital
by Third Avenue Management LLC              appreciation. The Portfolio invests primarily in the
                                              securities of well-capitalized, well-managed companies
                                              which are available at a significant discount to what
                                              the Adviser believes is their true value.

---------------

(1) Administrative class shares have 12b-1 fees; institutional class shares do not.

     We may receive payments or revenues from some of all of the portfolios or their investment advisors (or their affiliates) in connection with administration, distribution or other services provided with respect to the portfolios and their availability through the Policy. The amount we receive, if any, may be different for different portfolios, may depend on how much of our cash value is invested in the applicable portfolios, and may be substantial. Currently these payments range from 0% to 0.25% of our investment in the portfolios.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

     Even though we are the legal owner of the portfolio shares held in the subaccounts, and we have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, so long as such action is required by law.

     Before a vote of a portfolio's shareholders occurs, you will receive voting materials in accordance with the procedures established for the portfolio. You will be instructed on how to vote and to return your proxy in a timely manner. Your number of votes is calculated separately for each subaccount and may include fractional votes. You hold a voting interest in each subaccount to which net premiums or cash value is allocated. The number of votes for each subaccount is determined by dividing the Policy's subaccount value by the net asset value per share of the portfolio in which that subaccount invests. The net asset value per share of each portfolio is the value for each share of a portfolio on any valuation day. The method of computing the net asset value per share is described in the prospectuses for the portfolios.

     If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, you will be advised of that action and the reasons we took such action in the next semi-annual report for the appropriate portfolio.

CHARGES AND DEDUCTIONS
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--------------------------------------------------------------------------------

     This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; (3) the risks we assume; and (4) our profit expectations.

SERVICES AND BENEFITS WE
PROVIDE UNDER THE POLICY:        - the life insurance benefit, cash value and
                                   loan benefits;

                                 - investment options, including net premium
                                   allocations;

                                 - administration of elective options; and

                                 - the distribution of reports to owners.

COSTS AND EXPENSES WE INCUR:     - costs associated with processing and
                                   underwriting applications and changes in face amount and riders;

                                 - expenses of issuing and administering the
                                   Policy (including any Policy riders);

                                 - overhead and other expenses for providing
                                   services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and

                                 - other costs of doing business, such as
                                   collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

RISKS WE ASSUME:                 - that the charges we may deduct may be
                                   insufficient to meet our actual claims
                                   because insureds die sooner than we estimate; and

                                 - that the costs of providing the services and
                                   benefits under the Policies may exceed the charges we are allowed to deduct.

     Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

PREMIUM LOAD

     We will deduct certain expenses before we allocate the net premium payments you make to the subaccounts or the fixed account. The expenses deducted from your premium are intended to compensate us for sales expenses, including distribution costs and federal and state tax charges. Premium tax charges imposed by different states range from 0.00% to 3.50% of premiums. Although state premium taxes vary from state to state, the premium load will not vary with the state of residence of the owner.

     Target premium is the amount of premium used to determine the charge applied to premium payments. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract ("MEC"). Premiums paid in excess of target premium may have adverse tax consequences. Target premium varies depending on the insured's sex, issue age and underwriting class and is listed on your Policy's specification page.

THE PERCENT OF PREMIUM LOAD
IS:                              - 10.00% of premium received up to target
                                   premium in Policy Year 1; and

                                 - 6.50% of premium received up to target
                                   premium in Policy years 2-4; and

                                 - 2.50% of premium received up to target
                                   premium in Policy years 5-7; and

                                 - 2.10% of premium received up to target
                                   premium in Policy years 8-10; and

                                 - 0.50% of all premium received up to target
                                   premium in Policy years 11+.

                                 We can increase the percent of premium load, but the maximum percent of premium load deduction on all premiums is 15.00%.

MONTHLY DEDUCTION

     We take a monthly deduction from the cash value on the effective date and on each monthly deduction day. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the monthly deduction day). Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.

THE MONTHLY DEDUCTION IS EQUAL
TO:                              - the monthly contract charge; PLUS

                                 - the monthly cost of insurance charge for the
                                   Policy; PLUS

                                 - the monthly charge for any benefits provided
                                   by riders attached to the Policy; PLUS

                                 - a factor representing the mortality and
                                   expense risk charge; PLUS

                                 - the monthly deferred sales load in Policy
                                   years 2-7.

MONTHLY CONTRACT CHARGE:         - This charge currently equals $5.00 each
                                   Policy month.

                                 - We can increase this charge, but we guarantee
                                   this charge will never be more than $10.00 each month.

                                 - This charge is used to cover administrative
                                   services relating to the Policy.

MONTHLY COST OF INSURANCE
CHARGE:                          - We calculate and deduct this charge monthly.
                                   The charge is dependent upon a number of variables that cause the charge to vary from Policy to Policy and from monthly deduction day to monthly deduction day. We may calculate the cost of insurance rate separately for the face amount at issue and for any increase in face amount.

                                 - The monthly cost of insurance charge is equal
                                   to 1. multiplied by the result of 2. minus
                                   3., where:

                                   1. is the monthly cost of insurance rate per
                                      $1,000 of insurance;

                                   2. is the number of thousands of dollars of
                                      life insurance benefit for the Policy (as defined by the applicable Option 1, Option 2 or Option 3); and

                                   3. is the number of thousands of dollars of
                                      cash value as of the monthly deduction day
                                      (before this cost of insurance deduction, and after the mortality and expense risk charge, any applicable contract charges and the costs of any riders are subtracted.)

                                 - This charge is used to compensate us for the
                                   anticipated costs of paying the amount of the life insurance benefit that exceeds your cash value upon the death of the insured.

     To determine the monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates using the insured's sex, attained age, risk class and number of years that the Policy or increment of face amount has been in force. As explained in detail above, we then multiply the cost of insurance rate

(1. above) by the net amount at risk which is the life insurance benefit (2. above) minus the cash value (3. above). The factors that affect the net amount at risk include investment performance, payment of premiums and charges to the Policy. The actual monthly cost of insurance rates is primarily based on our expectations as to future mortality experience and expenses. We review the monthly cost of insurance rates on an ongoing basis (at least once every year) based on our expectations as to future mortality experience, investment earnings, persistency, taxes and other expenses. Any changes in cost of insurance rates are made on a uniform basis for insureds of the same class as defined by sex, attained age, risk class and Policy duration. The rates will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy.

     The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables. In connection with current cost of insurance rates, we place insureds into the following risk classes: tobacco habit, medical issue, simplified issue and guaranteed issue. Current cost of insurance rates for an insured issued under simplified or guaranteed issue are generally higher than rates for an insured of the same age, sex and tobacco status issued under medical issue.

     Cost of insurance rates for an insured in a non-tobacco class are less than or equal to rates for an insured of the same age and sex in a tobacco class. Cost of insurance rates for an insured in a non-tobacco or tobacco standard class is generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.

     We also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer Policies with unisex mortality tables to such prospective purchasers.

OPTIONAL TERM INSURANCE RIDER:   - We assess a charge for this rider based on
                                   the issue age, duration, sex and premium class of the insured.

MORTALITY AND EXPENSE RISK
CHARGE:                          - We deduct a daily charge from your cash value
                                   in each subaccount to compensate us for
                                   aggregate Policy expenses and mortality and expense costs we assume.

                                   The charge is calculated as a percentage of the average cash value on each valuation day during the Policy month preceding the monthly deduction day. The current mortality and expense risk charge is equivalent to:

                                   -- An effective annual rate of 0.67% in
                                      Policy years 1-17;

                                   -- An effective annual rate of 0.25% in
                                      Policy years 18-30; and

                                   -- An effective annual rate of 0.15%
                                      thereafter.

                                   We may increase the charge, but the maximum mortality and expense risk charge is equivalent to an effective annual rate of 0.90% in all Policy years.

                                   The mortality risk is that the insureds as a group will die sooner than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

                                   If this charge combined with other Policy charges does not cover our total actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution or other costs.

MONTHLY DEFERRED SALES LOAD:     - We deduct a percent of the premium received
                                   in Policy year 1 on each monthly deduction day in Policy years 2-7.

                                 - The expenses deducted are intended to
                                   compensate us for sales expenses, including distribution costs.

                                 - We deduct this charge on a pro rata basis
                                   from all accounts (i.e. in the same
                                   proportion that the value in each subaccount and the fixed account bears to the total cash value on the monthly deduction day).

                                 The current monthly deferred sales load equals:

                                 - 0.25% of premium received up to target
                                   premium; and

                                 - 0.017% of premium received in excess of
                                   target premium in Policy Year 1.

                                 We can increase this charge, but the maximum monthly deferred sales charge is 0.30% of all premium received in Policy year 1.

                                 Higher premium amounts you pay during the first Policy year will result in higher amounts being subject to the deferred sales charge in Policy years 2-7. When deciding upon the appropriate amount and timing of premium payments, you should consider the combined effect of the percent of premium load and the deferred sales charge.

ADMINISTRATIVE CHARGES

  PARTIAL WITHDRAWAL CHARGE

     - After the first Policy year, you may make a partial withdrawal.

     - When you make a partial withdrawal, we reserve the right to charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.

     - We currently do not impose this charge.

     - We deduct this amount from the withdrawal on a pro rata basis from the subaccounts and the fixed account unless we may otherwise require or agree.

     - We will not increase this charge.

  LOAN INTEREST

     - Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear the same interest rate.

     - We currently charge you an annual interest rate on a Policy loan of 2.67% in Policy years 1-17, 2.25% in Policy years 18-30, and 2.15% in Policy years 31+.

     - After offsetting the 2.00% interest we credit to amounts in the loan account, the net cost of loans currently is 0.67% (annually) in Policy years 1-17, 0.25% (annually) in Policy years 18-30, and 0.15% (annually) in Policy years 31+.

     - The maximum interest rate we will charge for a Policy loan is 4.00% annually. After offsetting the 2.00% interest we credit to amounts in the loan account, the maximum net cost of loans is 2.00% annually.

     When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts and the fixed account on a pro rata basis, unless you specify a different allocation by written notice to our home office.

  TRANSFER CHARGE

     - We currently allow you to make any number of transfers each year free of charge.

     - We reserve the right to charge $25 for each transfer over 12 during a Policy year.

     - For purposes of assessing the transfer charge, each written request of transfer, regardless of the number of accounts affected by the transfer, is considered a single transfer.

     - We deduct the transfer charge from the amount being transferred.

     - Transfers due to automatic asset rebalancing, loans or expiration of the free-look period do not count as transfers for the purpose of assessing this charge.

     - We will not increase this charge.

  TAXES

     We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed or are increased by federal or state agencies.

  PORTFOLIO EXPENSES

     The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of the net assets of the corresponding portfolio in which the subaccount invests. The total portfolio fees and expenses ranged from 0.18% to 2.32% in 2002. See the Portfolio Annual Expense Table in Appendix A of this prospectus, and the fund prospectuses.

THE POLICY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OWNERSHIP RIGHTS

     The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The principal rights an owner may exercise are:

     - to designate or change beneficiaries;

     - to receive amounts payable before the death of the insured;

     - to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment, and there may be tax consequences);

     - to change the owner of this Policy (there may be tax consequences); and

     - to change the face amount and death benefit option of this Policy (subject to limitations and restrictions).

     - to select the tax test - guideline premium test or the cash accumulation test - applicable to the Policy on the Policy application.

     No designation or change in designation of an owner will take effect unless we receive a written request. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received. A change of owner may have significant tax consequences and you should consult a tax advisor before making an ownership change.

MODIFYING THE POLICY

     Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president or secretary, one of our vice presidents or officers. NO AGENT MAY BIND US BY MAKING ANY PROMISE NOT CONTAINED IN THE POLICY.

     Upon notice to you, we may modify the Policy:

     - to make the Policy, the separate account or our operations comply with any law or regulation issued by a governmental agency to which we are subject; or

     - to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life insurance policies; or

     - to reflect a change (permitted by the Policy) in the operation of the separate account; or

     - to provide additional subaccounts and/or fixed account options.

     If any modifications are made, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

PURCHASING A POLICY

     We will offer the Policy to corporations and partnerships that meet the following conditions at issue:

     - A minimum of five Policies are issued, each on the life of a different insured; OR

     - The aggregate annualized first-year planned periodic premium for all Policies is at least $100,000.

     To purchase a Policy, you must submit a complete application and an initial premium to us at our home office through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy and us.

     Our current minimum face amount of a Policy is generally $25,000.

     We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy if the insured is over age
75. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

     - the date of your application; or

     - the date the insured completes all of the medical tests and examinations that we require.

REPLACEMENT OF EXISTING INSURANCE

     It may not be in your best interest to surrender, lapse, borrow from existing life insurance policies or annuity contracts or exchange one life insurance policy for another covering the same insured in a "tax-free exchange" under Section 1035 of the Internal Revenue Code in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should not replace your existing life insurance policy unless you determine this Policy is better for you. You may have to pay a surrender charge on your existing life insurance policy, other charges may be higher (or lower) and the benefits may be different. If you surrender your existing life insurance policy for cash and then buy this Policy, you may have to pay a tax, including a possible penalty tax, on the surrender. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

     IF YOU CONTEMPLATE EXCHANGING YOUR EXISTING LIFE INSURANCE POLICY FOR THE POLICY, YOU SHOULD CONSULT A TAX ADVISOR TO DISCUSS THE POTENTIAL TAX EFFECTS OF SUCH A TRANSACTION.

     Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy in an exchange may be delayed until we receive that premium.

WHEN INSURANCE COVERAGE TAKES EFFECT

     Insurance coverage under the Policy will take effect only if the insured is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium required under the Policy as issued is paid.

FREE-LOOK PERIOD

     You may cancel your Policy for a refund during the "free look period" by returning it to us or to the sales representative who sold it to you. The free-look period generally expires 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. If you decide to cancel your Policy, we will treat the Policy as if it had never been issued. Within 7 calendar days after receiving the returned Policy, we will refund an amount equal to the greater of:

     - the cash value as of the date the Policy is returned; or

     - the premiums paid less any partial withdrawals.

     Under ordinary circumstances we will refund the premiums paid less partial withdrawals.

BACKDATING A POLICY

     If you request, we may backdate a Policy by assigning an effective date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, we will amend your application.

     Cost of insurance charges are based in part on the insured's attained age on the effective date. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the Policy is backdated. THIS MEANS THAT WHILE THE MONTHLY DEDUCTION MAY BE LOWER THAN WHAT WOULD HAVE BEEN CHARGED HAD WE NOT BACKDATED THE POLICY, YOU WILL BE PAYING FOR INSURANCE DURING A PERIOD WHEN THE POLICY WAS NOT IN FORCE.

POLICY FEATURES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PREMIUMS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  ALLOCATING PREMIUMS

     In the application for a Policy, you must instruct us on how to allocate your net premium among the subaccounts and the fixed account. The fixed account may not be available in all states to direct or transfer money into. You must follow these guidelines:

     - allocation percentages must be in whole numbers; and

     - if you select asset rebalancing, the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $10,000.

     The initial net premium will be allocated to the general account or, if available, the money market subaccount during the free-look period. Premiums held in the general account will earn interest at an annual rate (minimum 2%) that we declare. Premiums held in a money market subaccount will be subject to the investment experience of the money market subaccount. At the end of the free-look period, we will allocate the net premium, including interest earned during the free-look period, to the accounts that you have chosen on your application. We deem the Policy to be delivered four days after it is mailed for the purpose of allocating the net premium (including interest or investment performance as applicable) at the end of the free-look period.

     Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our home office or faxing us at 319-369-2378 Monday-Friday 8:00 a.m.-4:30 p.m. Central time. The change will be effective at the end of the valuation day on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular account is 1.0% of a net premium payment. We reserve the right to limit the number of premium allocation changes.

     Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit on each valuation day using the unit value determined at the closing of the regular business session of the New York Stock Exchange ("NYSE") (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation day, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. YOU BEAR THE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

     You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.

  PREMIUM FLEXIBILITY

     You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay an initial premium. Thereafter, up to age 100 (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount. When making premium payments in the first year, you should consider the effect of the percent of premium load (because we deduct a higher percentage during the first Policy year than in subsequent Policy years) and the monthly deferred sales charge (because this charge is based on a percentage of premium received in the first Policy year).

  PLANNED PERIODIC PAYMENTS

     You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency and time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

     EVEN IF YOU MAKE YOUR PLANNED PERIODIC PAYMENTS IN FULL AND ON SCHEDULE, YOUR POLICY MAY STILL LAPSE. The duration of your Policy depends on the Policy's net cash value. If the net cash value is not high enough to pay the monthly deduction when due, your Policy will lapse (unless you make the payment we specify during the late period).

  PREMIUM LIMITATIONS

     Premium payments may be in any amount ($1,000 minimum if by wire). We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, which qualify the Policy as life insurance according to federal tax laws. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the life insurance benefit by more than the amount of the premium. If you choose the guideline premium test, there are additional premium limitations.

  MAKING PREMIUM PAYMENTS

     We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will deduct certain charges from your premium payments. We will accept premium payments by check or money order made out to Transamerica Life Insurance Company. As an accommodation to you, we will accept initial and subsequent premium payments by wire transfer. You must send a simultaneous fax transmission to 319-369-2378 notifying us of the wire transfer. For an initial premium, we also need a completed application to accompany the fax. If the allocation instructions on the original application we receive at a later date are different from those designated on the fax, we will reallocate the initial premium on the first valuation day on or following the date the policy is issued, according to the allocation instructions in the application with an original signature. If we do not receive a simultaneous fax, or if we receive a fax of an incomplete application, we will apply premium at the unit value determined on the day we receive an appropriate fax or a completed application.

     If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds as follows:

     M & T Bank
     ABA #052000113
     For credit to: Transamerica Life Insurance Company
     Account #: 89487635

     Include your name and Policy number on all correspondence.

TRANSFERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

GENERAL

     You or your agent/registered representative of record may make transfers among the subaccounts or from the subaccounts to the fixed account. You will be bound by any transfers made by your agent/registered representative. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our home office. We may, at any time, discontinue transfer privileges, modify our procedures or limit the number of transfers we permit. The following features apply to transfers under the Policy:

     - You may request transfers in writing (in a form we accept) or by fax to our home office.

     - The minimum amount that may be transferred is the lesser of $500 or the value of all remaining accumulation units in the subaccount.

     - The minimum amount that must remain in a subaccount after a transfer is $500. If the value of the remaining accumulation units in a subaccount would be less than $500, we have the right to include that amount as part of the transfer.

     - We reserve the right to deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.

     - Transfer charges will be deducted on a pro rata basis from each subaccount and the fixed account from which a transfer was made.

     - We consider all transfers made in any one day to be a single transfer.

     - Transfers resulting from loans, asset rebalancing, reallocation of cash value and transfers from the general account or the money market, immediately after the free-look period, are not treated as transfers for the purpose of the transfer charge.

FIXED ACCOUNT TRANSFERS

     - After the first Policy year, you may make one transfer per Policy year from the fixed account.

     - We reserve the right to require that you make the transfer request in writing.

     - We must receive the transfer request no later than 30 days after a Policy anniversary.

     - We will make the transfer at the end of the valuation date on which we receive the written request.

     - The maximum amount you may transfer is limited to the greater of:

      (a) 25% of the current amount in the fixed account; or

      (b) the amount you transferred from the fixed account in the immediately prior Policy year.

MARKET TIMING AND OTHER INAPPROPRIATE TRANSFERS

     Some investors try to profit from various strategies known as market timing; for example, switching money into mutual funds when they expect prices to rise and taking money out when they expect prices to fall, or switching from one portfolio to another and then back out again after a short period of time. As money is shifted in and out, a fund incurs expenses for buying and selling securities. These costs are borne by all fund shareholders, including the long-term investors who do not generate the costs. This is why all portfolios have adopted special policies to discourage short-term trading.

     The Policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and may increase transaction costs. We reserve the right to reject any premium payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio's operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege. A transfer request could be rejected due to the timing of the investment or due to a history of excessive transfers by the owner.

     The portfolios do not permit market timing. Do not invest with us if you are a market timer. If we identify you as a market timer, we will immediately notify your agent who will then notify you that any additional requests for transfers will be subject to certain restrictions.

TRANSFER PROCEDURES

     To make a transfer via fax, send your instructions to 319-369-2378 Monday-Friday 8:00 a.m.-4:30 p.m. Central time.

     Please note the following regarding fax transfers:

     - We will employ reasonable procedures to confirm that fax instructions are genuine.

     - Fax orders must be received at our home office before 4:00 p.m. Eastern time to assure same-day pricing of the transaction.

     - WE WILL NOT BE RESPONSIBLE FOR SAME-DAY PROCESSING OF TRANSFERS IF FAXED TO A NUMBER OTHER THAN 319-369-2378.

     - We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

     We cannot guarantee that faxed transactions will always be available. For example, our home offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of faxes is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

     We will process any transfer order we receive at our home office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

ASSET REBALANCING PROGRAM

     We offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash value in the fixed account is not available for this program. This program is intended to transfer cash value from subaccounts that have increased in value to subaccounts that have declined in value. Over time, this method of investment may help you buy low and sell high. This program does not guarantee gains. A subaccount may still have losses.

     You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the effective date. Once we receive the asset rebalancing request form at our home office, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy's current net premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

TO START ASSET REBALANCING:      - you must submit a completed asset rebalancing
                                   request form to us at our home office; and

                                 - you must have a minimum cash value of $10,000
                                   or make a $10,000 initial premium payment.

     There is no charge for the asset rebalancing program. Reallocations we make under the program will not count toward your 12 free transfers each year.

ASSET REBALANCING WILL CEASE
IF:                              - we receive your request to discontinue
                                   participation at our home office;

                                 - you make any transfer to or from any
                                   subaccount other than under a scheduled
                                   rebalancing; or

                                 - you elect to participate in any asset
                                   allocation services provided by a third
                                   party.

     You may start and stop participation in the asset rebalancing program at any time, but we reserve the right to restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend or discontinue the asset rebalancing program at any time.

THIRD PARTY ASSET ALLOCATION SERVICES

     We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Transamerica Life agents for the sale of Policies. Transamerica Life does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Transamerica Life for the sale of Policies. Transamerica Life therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. Transamerica Life does not currently charge you any additional fees for providing these support services. Transamerica Life reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

POLICY VALUES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CASH VALUE

     - Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

     - Serves as the starting point for calculating values under a Policy.

     - Equals the sum of all values in each subaccount, the fixed account and the loan account.

     - Is determined on the effective date and on each valuation day.

     - Has no guaranteed minimum amount and may be more or less than premiums paid.

NET CASH VALUE

     The net cash value is the amount we pay when you surrender your Policy. We determine the net cash value at the end of the valuation period when we receive your written surrender request at our home office.

NET CASH VALUE ON ANY
VALUATION DATE
EQUALS:                          - the cash value as of such date; MINUS

                                 - any outstanding Policy loan amount
                                 (indebtedness).

SUBACCOUNT VALUE

     Each subaccount's value is the cash value in that subaccount. At the end of the free-look period, the subaccount value is equal to the amount of the initial net premium allocated to that subaccount, including any interest earned during the free-look period. At the end of any other valuation period, the subaccount's value is equal to that part of the net premium allocated to the subaccount and any cash value transferred to the subaccount, adjusted by fees and charges, interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by partial withdrawals and any cash value transferred out of the subaccount.

ACCUMULATION UNITS

     Every time you allocate premium, transfer or withdraw money to or from a subaccount, we convert that dollar amount into accumulation units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or partial withdrawal by the accumulation unit value for that subaccount next determined at the end of the valuation period on which the premium, transfer request or partial withdrawal request is received at our home office. Accumulation units are canceled as of the end of the valuation period in which we receive written (or other acceptable) notice regarding the event. These events are referred to as Policy transactions. Accumulation units are bought and sold each time there is a Policy transaction.

     Net premiums allocated to or amounts transferred to a subaccount increase the number of accumulation units of that subaccount. The following events reduce the number of accumulation units of a subaccount:

     - partial withdrawals or transfers from a subaccount;

     - surrender of the Policy;

     - payment of the life insurance benefit proceeds;

     - Policy loans; and

     - the monthly deduction.

THE NUMBER OF ACCUMULATION
UNITS IN
ANY END SUBACCOUNT ON ANY
MONTHLY
DEDUCTION DAY EQUALS:            - the initial units purchased at accumulation
                                   unit value at the of the free-look period;
                                   PLUS

                                 - units purchased with additional net
                                   premium(s); PLUS

                                 - units purchased via transfers from another
                                   subaccount, the fixed account or the loan account; MINUS

                                 - units redeemed to pay for monthly deductions;
                                   MINUS

                                 - units redeemed to pay for partial
                                   withdrawals; MINUS

                                 - units redeemed as part of a transfer to
                                   another subaccount or the fixed account or the loan account; MINUS

                                 - units redeemed to pay transfer charges.

ACCUMULATION UNIT VALUE

     We determine the value of an accumulation unit on any valuation day by multiplying the value of the accumulation unit on the immediately preceding valuation day by the net investment factor for the valuation period.

NET INVESTMENT FACTOR

     The net investment factor is an index that we apply to measure the investment performance of accumulation units of a subaccount from one valuation period to the next. We determine the net investment factor for any subaccount for any valuation period by dividing:

     - the result of:

      - the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; PLUS

      - the per share amount of any dividend or capital gain distributions made by the portfolio held in the subaccount, if the "ex-dividend" date occurs during the current valuation period; and the result DIVIDED BY

     - the net asset value per share of the portfolio held in the subaccount, determined at the end of the immediately preceding valuation period.

     The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

     The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

FIXED ACCOUNT VALUE

     The fixed account value is equal to the cash value allocated to the fixed account.

THE FIXED ACCOUNT VALUE AT THE
END OF
ANY VALUATION PERIOD IS EQUAL
TO:                              - the sum of all net premium(s) allocated to
                                   the fixed account; PLUS

                                 - any amounts transferred from a subaccount to
                                   the fixed account; PLUS

                                 - total interest credited to the fixed account;
                                   MINUS

                                 - any amounts charged to pay for monthly
                                   deductions as they are due; MINUS

                                 - any amounts withdrawn from the fixed account
                                   to pay for partial withdrawals; MINUS

                                 - any amounts transferred from the fixed
                                   account to a subaccount (including any
                                   transfer fees).

LIFE INSURANCE BENEFIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     As long as the Policy is in force, we will pay the life insurance benefit on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the life insurance benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the life insurance benefit proceeds to the owner. We will pay the life insurance benefit proceeds in a lump sum or under a settlement option.

LIFE INSURANCE BENEFIT
PROCEEDS EQUAL:                  - the life insurance benefit (described below);
                                   MINUS

                                 - any monthly deductions due during the late
                                   period (if applicable); MINUS

                                 - any outstanding indebtedness or due and
                                   unpaid charges; PLUS

                                 - any additional insurance in force provided by
                                   rider.

     We may further adjust the amount of the life insurance benefit proceeds if we contest the Policy or if you misstate the insured's age or sex.

LIFE INSURANCE BENEFIT

     The Policy provides a life insurance benefit. The life insurance benefit is determined at the end of the valuation period in which the insured dies. On your application, you must select one of the three life insurance benefit options (Option 1, Option 2 or Option 3) we offer. No matter which life insurance benefit option you choose, we guarantee that, so long as the Policy does not lapse, the life insurance benefit will never be less than the face amount of the Policy until age 100, when the life insurance benefit will equal the cash value. You may choose either the Cash Value Accumulation Test or the Guideline Premium Test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and may be found in the "Life Insurance Benefit" section of the SAI.

LIFE INSURANCE BENEFIT UNDER
OPTION 1
IS THE GREATER OF:               1.the face amount of the Policy; OR

                                 2.the applicable percentage called the
                                   "limitation percentage," MULTIPLIED BY the cash value on the insured's date of death.

     Under Option 1, your life insurance benefit remains level unless the limitation percentage multiplied by the cash value is greater than the face amount; then the life insurance benefit will vary as the cash value varies.

     Option 1 example. Assume the insured's attained age is under 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under option 1, a Policy with a $50,000 face amount will generally pay $50,000 in life insurance benefits. However, because the life insurance benefit must be equal to or greater than 250% of cash value (age 40 and under), any time the cash value of the Policy exceeds $20,000, the life insurance benefit will exceed the $50,000 face amount. Each additional dollar added to cash value above $20,000 will increase the life insurance benefit by $2.50. Similarly, so long as cash value exceeds $20,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

LIFE INSURANCE BENEFIT UNDER
OPTION 2
IS THE GREATER OF:               1. the face amount; PLUS

                                    - the cash value on the insured's date of
                                      death; or

                                 2. the limitation percentage; MULTIPLIED BY

                                    - the cash value on the insured's date of
                                      death.

     Under Option 2, the life insurance benefit always varies as the cash value varies.

     Option 2 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under Option 2, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus cash value. Thus, for example, a Policy with a cash value of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $33,333, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $33,333 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $33,333, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

LIFE INSURANCE BENEFIT UNDER
OPTION 3
IS THE GREATER OF:               1.the face amount; PLUS

                                    - cumulative premiums paid; LESS

                                    - cumulative partial withdrawals; OR

                                 2.the limitation percentage; MULTIPLIED BY

                                    - the cash value on the insured's date of
                                      death.

     Under Option 3, the life insurance benefit will always vary with the premiums paid and partial withdrawals taken, and the life insurance benefit may vary as the cash value varies.

     Option 3 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under Option 3, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus premiums. Thus, for example, a Policy with premiums paid of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $24,000, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $24,000 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $24,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

     The Policy is intended to qualify under Section 7702 of the Internal Revenue Code as a life insurance contract for federal tax purposes. The life insurance benefit under the Policy is intended to qualify for the federal income tax exclusion.

     To the extent that the life insurance benefit is increased to maintain qualification as a life insurance policy, appropriate adjustments will be made in any monthly deductions or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Retroactive adjustments to the monthly deduction may be deducted from the cash value or may be made by right of setoff against any life insurance benefits payable. Prospective adjustments will be reflected in the monthly deduction.

CHOOSING A LIFE INSURANCE BENEFIT OPTION

     You must choose one life insurance benefit option on your application. This is an important decision. The life insurance benefit option you choose will have an impact on the dollar value of the life insurance benefit, on your cash value and on the cost of insurance charges you pay.

     Option 1 could be considered more suitable for you if your goal is to increase cash value based upon positive investment experience, while Options 2 and 3 could be considered more suitable if your goal is to increase your total life insurance benefit.

CHANGING THE LIFE INSURANCE BENEFIT OPTION

     After the first Policy year, you may change your life insurance benefit option (subject to the rules below). We will notify you of the new face amount.

     - You may not change between Options 2 and 3.

     - You must send your written request to our home office.

     - We may require proof of insurability.

     - The effective date of the change will be the monthly deduction day on or following the date we approve your request for a change.

     - You may not make a change that would decrease the face amount below the minimum face amount of the Policy.

     - If you change from Option 2 to Option 1, the face amount will be increased by an amount equal to the cash value on the effective date of the change.

     - If you change from Option 1 to Option 2, the face amount will be decreased by an amount equal to the cash value on the effective date of the change.

     - If you change from Option 3 to Option 1, the face amount will be increased by the sum of the premiums paid less the sum of partial withdrawals.

     - If you change from Option 1 to Option 3, the face amount will be decreased by the sum of the premiums paid less the sum of partial withdrawals.

     - You may not make a change if the Policy would fail to qualify as life insurance as defined under Section 7702 of the Code.

     - There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's life insurance benefit option.

HOW LIFE INSURANCE BENEFITS MAY VARY IN AMOUNT

     As long as the Policy remains in force, we guarantee that the life insurance benefit will never be less than the face amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The life insurance benefit may, however, vary with the Policy's cash value. Under Option 1, the life insurance benefit will only vary when the cash value multiplied by the limitation percentage exceeds the face amount of the Policy. The life insurance benefit under Option 2 will always vary with the cash value because the life insurance benefit equals either the face amount plus the cash value or the limitation percentage multiplied by the cash value. The life insurance benefit under Option 3 will always vary with the premiums paid and partial withdrawals taken and will also vary whenever the cash value multiplied by the limitation percentage exceeds the face amount plus cumulative premiums paid less cumulative partial withdrawals.

CHANGING THE FACE AMOUNT

     Subject to certain limitations, you may increase or decrease the face amount of a Policy. A change in face amount may affect your cost of insurance charge. A change in face amount could also have federal income tax consequences. Consult a tax advisor before changing the face amount.

DECREASING THE FACE AMOUNT

     After the Policy has been in force for one year, you may decrease the face amount. A decrease in the face amount will affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before decreasing your Policy's face amount.

CONDITIONS FOR DECREASING THE
FACE
AMOUNT:                          - You must send your written request to our
                                   home office.

                                 - You may not decrease your face amount lower
                                   than $25,000.

                                 - You may not decrease your face amount if it
                                   would disqualify your Policy as life
                                   insurance under the Internal Revenue Code.

                                 - A decrease in face amount will take effect on
                                   the monthly deduction day on or after we receive your written request.

INCREASING THE FACE AMOUNT

     After the Policy has been in force for one year, you may increase the face amount. An increase in the face amount will affect your cost of insurance charge and target premium. A change in face amount may have adverse federal tax consequences. You should consult a tax advisor before increasing your Policy's face amount.

CONDITIONS FOR INCREASING THE
FACE
AMOUNT:                          - You must submit a written application to our
                                   home office.

                                 - You must submit additional evidence of
                                   insurability as requested.

                                 - We reserve the right to decline any increase
                                   request.

                                 - You do not need to increase your premium, but
                                   there must be enough net cash value to cover the next monthly deduction after the increase becomes effective.

                                 - An increase in face amount will take effect
                                   on the monthly deduction day on or after we approve your written request.

                                 - The two year period in the incontestibility
                                   and suicide exclusion provision will each start on the date such increase takes effect.

                                 - IF YOU INCREASE THE FACE AMOUNT BUT YOU HAVE
                                   NOT PAID SUFFICIENT PREMIUMS TO COVER MONTHLY DEDUCTIONS, YOUR POLICY WILL LAPSE.

DURATION OF THE POLICY

     The Policy's duration depends upon the net cash value. The Policy will remain in force so long as the net cash value is sufficient to pay the monthly deduction. If the net cash value is insufficient to pay the monthly deduction and you do not make an adequate payment before the end of the late period, the Policy will lapse and terminate without value.

PAYMENT OPTIONS

     We will pay the Policy proceeds in one sum or, if elected, all or part of the proceeds may be placed under the fixed period option.

SURRENDERS AND PARTIAL WITHDRAWALS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SURRENDERS

     You must make a written request containing an original signature to surrender your Policy for its net cash value as calculated at the end of the valuation day on which we receive your request at our home office. The insured must be alive and the Policy must be in force when you make your written request. If the Policy is completely surrendered and ownership has not been transferred except as a result of a merger or acquisition and the succeeding owner was, or is to be, the wholly-owned subsidiary of the preceding owner, or the succeeding owner is a trust established by the preceding owner for the purpose of providing employee benefits, we may pay you an amount in addition to the net cash value. This additional amount will not be paid on partial surrenders or on full surrenders with proceeds paid to a party other than the owner. The additional amount varies by the number of years since the effective date, the amount of premium paid in the first year, the target premium, the cash value and any other factor reasonably related to the Policy's expected acquisition or administrative cost. We will not unfairly discriminate in determining the additional amount A surrender is effective as of the date when we receive your written request. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net cash value in a lump sum within seven days. A surrender may have tax consequences. You should consult a tax advisor before requesting a surrender.

PARTIAL WITHDRAWALS

     After the first Policy year, while the insured is living and the Policy is in force, you may request a partial withdrawal of a portion of your net cash value subject to certain conditions.

CONDITIONS FOR PARTIAL
WITHDRAWALS:                     - You must send your written partial withdrawal
                                   request with an original signature to our home office.

                                 - The minimum amount of the partial withdrawal
                                   is $500 and the maximum amount of the partial withdrawal is an amount that would leave at least $500 remaining amount in each subaccount or the fixed account from which the partial withdrawal is made.

                                 - There is no limit to the number of partial
                                   withdrawals per Policy year.

                                 - The partial withdrawal will be deducted from
                                   each of the subaccounts and the fixed account on a pro rata basis in accordance with your current premium allocation instructions unless you specify otherwise in your written request.

                                 - You may not take a partial withdrawal if it
                                   will reduce the face amount below the minimum face amount set forth in the Policy.

                                 - We generally will pay a partial withdrawal
                                   request within seven days following the
                                   valuation day we receive the request at our home office.

                                 - We will deduct a processing fee equal to $25
                                   or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance. We will deduct this fee on a pro rata basis from the subaccounts and the fixed account unless we may otherwise require or agree.

                                 - The cash value and the net cash value will be
                                   reduced, as of the date of payment, by the amount of partial withdrawal that you make.

                                 - You may not take a partial withdrawal that
                                   would disqualify your Policy as life
                                   insurance under the Internal Revenue Code.

                                 - A partial withdrawal may have tax
                                   consequences.

     If you have selected life insurance benefit option 1, we will reduce the face amount by the amount of the partial withdrawal. If you have selected life insurance benefit option 2, the face amount will not be changed by the amount of the partial withdrawal. If have selected life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawals minus the sum of the premiums paid; otherwise the face amount is not reduced. In no event will the face amount be reduced below $100.00.

LOANS
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GENERAL

     After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from or secured by a Policy may have tax consequences. You should consult a tax advisor before requesting a Policy loan.

CONDITIONS FOR POLICY LOANS:     - We may require you to borrow at least $500.

                                 - The maximum amount you may borrow is 90% of
                                   the net cash value.

                                 - Outstanding loans have priority over the
                                   claims of any assignee or other person.

                                 - The loan may be repaid totally or in part.

     When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account on a pro rata basis unless you specify otherwise in your written notice, and we will transfer that amount to the loan account. The loan account is a part of our general account and is used as collateral for a Policy loan.

     We normally pay the amount of the loan within seven days after we receive a proper loan request at our home office. We may postpone payment of loans under certain conditions.

     You may also fax your loan request to us at 319-369-2378. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

     At each Policy anniversary, we will compare the outstanding loan to the amount in the loan account including interest credited to the loan account during the previous Policy year. We will also make this comparison any time you repay all or part of the loan or make a request to borrow an additional amount. At such time, if the outstanding loan amount exceeds the amount in the loan account, we will transfer the difference from the subaccounts and the fixed account to the loan account in the same manner as when a loan is made. If the amount in the loan account exceeds the amount of the outstanding loan, we will transfer the difference from the loan account to the subaccounts and the fixed account in the same manner as net premiums are allocated. No charge will be imposed for these transfers, and these transfers will not be treated as transfers in calculating the transfer charge.

INTEREST RATE CHARGED

     We currently charge an annual interest rate on Policy loans of 2.67% in Policy years 1-17, 2.25% in Policy years 18-30, and 2.15% in Policy years 31+ (4.00% maximum guaranteed). Interest is payable in arrears on each Policy anniversary. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. If we declare an annual interest rate lower than 4.00%, any subsequent increase in the interest rate is subject to the following conditions:

     - The effective date of any increase in the interest rate for Policy loans will not be earlier than one year after the effective date of the previous rate.

     - We will give notice of the interest rate in effect when a loan is made and when we send notice of loan interest due.

     - We will give notice of any change in the annual interest rate within 30 days of the change.

LOAN ACCOUNT INTEREST RATE CREDITED

     We will credit the amount in the loan account with interest at an effective annual rate of 2.00%.

INDEBTEDNESS

     Indebtedness is the total of all Policy loans plus any loan interest accrued on the loans. If indebtedness exceeds the cash value, we will notify you and any assignee of record. If we do not receive sufficient payment equal to excess indebtedness within 31 days from the date we send you the notice, the Policy will lapse and terminate without value. The Policy may be reinstated.

REPAYMENT OF INDEBTEDNESS

     You may repay indebtedness at any time. Payments must be sent to our home office and will be credited as of the date received. WE WILL TREAT PAYMENTS MADE WHILE THERE IS INDEBTEDNESS AS LOAN REPAYMENTS UNLESS YOU INDICATE THAT THE PAYMENT IS A PREMIUM PAYMENT. If not repaid, we may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the loan account will be transferred from the loan account to the subaccounts and the fixed account in the same manner as net premiums are allocated. We will allocate the repayment of indebtedness at the end of the valuation period during which the repayment is received.

EFFECT OF POLICY LOANS

     A Policy loan reduces the life insurance benefit proceeds and net cash value by the amount of any outstanding indebtedness. Repaying the loan causes the life insurance benefit proceeds and net cash value to increase by the amount of the repayment. As long as a loan is outstanding, we hold in the loan account an amount equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the unloaned portion of the fixed account. Amounts transferred from the separate account to the loan account will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

     There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding indebtedness, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

POLICY LAPSE AND REINSTATEMENT
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LAPSE

     Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee your Policy will not lapse. Your Policy may lapse (terminate without value) if the net cash value on any monthly deduction day is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and partial withdrawals cause a decrease in the net cash value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions.

     If the net cash value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay (at least sufficient to provide a net premium to cover the sum of the monthly deductions due) and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 62 days after the date of the notice. This 62-day period is called the LATE PERIOD. If we do not receive the specified minimum payment by the end of the late period, all coverage under the Policy will terminate without value.

     If we receive a sufficient payment during the late period, we will allocate any resulting net premium among the subaccounts and the fixed account and will charge any monthly deductions due to the subaccounts and the fixed account according to the current net premium allocation. If the insured dies during the late period, the life insurance benefit proceeds will equal the amount of the life insurance benefit proceeds immediately prior to the commencement of the late period, reduced by any due and unpaid charges.

REINSTATEMENT

     At your request, we may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

     - submit a written application for reinstatement to our home office;

     - provide evidence of insurability satisfactory to us;

     - make a minimum premium payment sufficient to provide a net premium that is large enough to cover the next two monthly deductions that will become due after the time of reinstatement.

     - either reinstate or repay any unpaid loan.

     We reserve the right to decline any reinstatement request. The effective date of the reinstatement will be the first monthly deduction date on or after the date we approve the application for reinstatement.

POLICY TERMINATION
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--------------------------------------------------------------------------------

     Your Policy will terminate on the earliest of:

     - the end of the late period;

     - the date the insured dies; or

     - the date the Policy is surrendered.

FEDERAL INCOME TAX CONSIDERATIONS
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--------------------------------------------------------------------------------

     The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

     Because of the absence of pertinent interpretations of the Code requirements, there is, however, less certainty about the application of such requirements to a Policy issued on a substandard basis. It is also uncertain whether life insurance benefits under policies where the maturity date has been extended will be excludible from the beneficiary's gross income and whether Policy cash value will be deemed to be distributed to you on the original maturity date. Such a deemed distribution may be taxable. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements, and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

     In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the subaccounts, through the portfolios, will satisfy these diversification requirements.

     The following discussion assumes the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     In General. We believe that the life insurance benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

     Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract" ("MEC").

     Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general, a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced fact amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit, which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a

MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

     Distributions (other than Life Insurance Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

     - All distributions other than life insurance benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

     - A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

     - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time the distribution is made could later become taxable as a distribution from a MEC.

     Distributions (other than Life Insurance Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made so that the Policy may continue to qualify as life insurance for federal income tax purposes may be treated in whole or in part as ordinary income subject to tax if Policy benefits are reduced during the first 15 Policy years due to such distributions.

     Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with loans after the 18th Policy year are less clear, and a tax advisor should be consulted about such loans.

     Finally, distributions or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

     Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

     Continuation Beyond Age 100. If the Policy continues in force beyond the insured's 100th birthday, the tax consequences are uncertain. You should consult a tax advisor as to these consequences.

     Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. With the exception of amounts that represent eligible rollover distributions from 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, withholding will apply unless you certify to us that you are not a U.S. person residing abroad. Taxable distributions to non-resident aliens are generally subject to withholding unless withholding is eliminated under an international treaty with the United States.

     Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Policy Loans. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, the amount of the outstanding indebtedness will be taxed as if it were a distribution.

     Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

     Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses, and the IRS has recently issued new guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

     Tax Shelter Regulations. Prospective owners should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.

     Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

     Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

     Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Policy.

     Possible Charges for Transamerica Life's Taxes. At the present time, we make no charge for any federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts and the fixed account or to the Policies. We reserve the right to charge the subaccounts and the fixed account for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION
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PAYMENTS WE MAKE

     We usually pay the amounts of any surrender, partial withdrawal, loan, life insurance benefit proceeds or settlement option within seven business days after we receive all applicable written notices and/or due proof of death at our home office. However, we can postpone such payments if:

     - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR

     - the SEC permits, by an order, the postponement for the protection of policyowners; OR

     - the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

     If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial withdrawals, loans, life insurance benefit proceeds or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds or surrenders from the fixed account for up to six months.

     Federal laws designed to counter terrorism and prevent money laundering by criminals may require us to reject a premium payment and/or block a policyowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or life insurance benefits until instructions are received from the appropriate regulators. We also may be required to provide information about the policyowner or the insured and the Policy to government agencies and departments.

SPLIT DOLLAR ARRANGEMENTS

     You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

     For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he or she would have been entitled to receive upon surrender of the Policy, and the employee's beneficiary would receive the balance of the proceeds.

     No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our home office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

     On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     In addition, the IRS recently issued guidance that affects the tax treatment of split-dollar arrangements, and the Treasury Department recently issued proposed regulations that, if finalized, would significantly affect the tax treatment of such arrangements. The IRS guidance and the proposed regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.

SUPPLEMENTAL BENEFITS (RIDERS)
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     The following supplemental benefit (rider) is available and may be added to a Policy. The monthly charge for this rider is deducted from cash value as part of the monthly deduction. The rider available with the Policies provides benefits that do not vary with the investment experience of the separate account. The rider may not be available in all states. Adding this supplemental benefit to an existing Policy or canceling it may have tax consequences, and you should consult a tax advisor before doing so.

TERM INSURANCE RIDER

     Under the term insurance rider, we provide term insurance coverage on a different basis from the coverage in your Policy.

FEATURES OF TERM INSURANCE
RIDER:                           - The rider increases the Policy's life
                                   insurance benefit by the rider's face amount.

                                 - The rider may be purchased at the time of
                                   application or after the Policy is issued.

                                 - The term insurance rider terminates at age
                                   100.

                                 - You may reduce or cancel coverage under the
                                   term insurance rider separately from reducing the face amount of the Policy.

                                 - The face amount of the Policy may be
                                   decreased, subject to certain minimums,
                                   without reducing the coverage under the term insurance rider.

     We reserve the right to discontinue the availability of any riders for new Policies at any time, and we also reserve the right to modify the terms of any riders for new Policies, subject to approval by the state insurance departments.

ADDITIONAL INFORMATION
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--------------------------------------------------------------------------------

SALE OF THE POLICIES

     We will pay sales commissions to our life insurance agents who are registered representatives of broker-dealers. Other payments may be made for other services related to sale of the Policies. The sales commission payable to Transamerica Life agents or other registered representatives may vary with the sales agreement. The maximum sales commission payable is expected to range from 20% of target premium and 3.2% of excess of target premium in the first Policy year to 2.4% of all premium in Policy years 8+. We will also pay an additional trail commission of 0.10% on the account value after the first Policy year.

     We have entered into a distribution agreement with AFSG Securities Corporation ("AFSG Securities") for the distribution and sale of the Policies. AFSG Securities is affiliated with us. AFSG Securities may sell the Policies by entering into selling agreements with other broker-dealers who in turn may sell the Policies through their sales representatives. All such sales representatives are registered with the NASD and with the state in which they do business. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

     See "Sale of the Policies" in the SAI for more information concerning compensation paid for the sale of Policies.

STATE VARIATIONS

     The prospectus and SAI provide a general description of the Policy. Certain provisions of your Policy may differ from the general description of the Policy. Certain provisions of your Policy may differ from the general description in this prospectus because of legal requirements in your state. Your actual Policy and any riders are the controlling documents. Contact your registered representative or our home office for more specific information.

LEGAL PROCEEDINGS

     Transamerica Life, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement or on Transamerica Life's ability to meet its obligations under the Policy.

FINANCIAL STATEMENTS

     The financial statements of Transamerica Life are included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION --

Glossary....................................................
The Policy -- General Provisions............................
  Entire Contract...........................................
  Information in the Application for this Policy............
  Ownership Rights..........................................
  Selecting the Tax Test....................................
  Our Right to Contest the Policy...........................
  Suicide Exclusion.........................................
  Misstatement of Age or Sex................................
  Modifying the Policy......................................
  Life Insurance Benefit....................................
  Addition, Deletion or Substitution of Investments.........
Additional Information......................................
  Settlement Options........................................
  Additional Information about Transamerica Life and the
     Separate Account.......................................
  Changes to the Separate Account...........................
  Potential Conflicts of Interest...........................
  Legal Matters.............................................
  Variations in Policy Provisions...........................
  Personalized Illustrations of Policy Benefits.............
  Sale of the Policies......................................
  Reports to Owners.........................................
  Claims of Creditors.......................................
  Records...................................................
  Additional Information....................................
  Independent Auditors......................................
  Financial Statements......................................
Underwriting................................................
  Underwriting Standards....................................
IMSA........................................................
Performance Data............................................
  Other Performance Data in Advertising Sales Literature....
  Transamerica Life's Published Ratings.....................
Index to Financial Statements...............................
  Transamerica Life Insurance Company.......................

                                    GLOSSARY

account(s) -- The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

accumulation unit -- These are the accounting units used to calculate the values under this Policy.

attained age -- The issue age plus the number of completed Policy years since the effective date.

beneficiary -- The person (s) to whom the life insurance benefit proceeds are paid upon the death of the insured..

cash value -- After the free look period, the cash value of the Policy's accumulation units in each subaccount and the fixed account plus the amount in the loan account, less any mortality and expense risk charges which have accrued since the last monthly deduction date.

Code -- The Internal Revenue Code of 1986, as amended.

effective date -- The date coverage under this Policy becomes effective and the date from which Policy anniversaries, Policy years, and Policy months are determined. This date is shown on the Policy specifications page.

face amount -- The face amount is the face amount shown on the Policy specifications page plus or minus any changes made as described in the Policy changes section of the Policy.

fixed account -- An option to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate.

free-look period -- The 10 day-period following delivery in which the Policy can be returned to us.

general account -- The assets of the Company other than those allocated to the separate account or any other separate account established by the Company.

guideline premium -- The premium necessary to provide the benefits selected by the owner under the Policy based on the particular facts relating to the insured and certain assumptions defined by law.

home office -- Transamerica Life's home office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52449, 1-319-398-8572. Our phone number is
1-888-804-8461. Our hours are Monday-Friday from 8:00 a.m.-4:30 p.m. Central Standard Time.

indebtedness -- The loan amount plus any accrued loan interest.

insured -- The person upon whose life the Policy is issued.

issue age -- The age of the insured on the effective date. This age is shown on the Policy specifications page.

lapse -- Termination of the Policy at the expiration of the late period while the insured is still living.

late period -- The period of time that coverage is continued after the net cash value less any unpaid Policy loan is less than the monthly deduction charge for the next Policy month.

life insurance benefit -- The life insurance benefit proceeds payable under this Policy will be based on the life insurance benefit option and the face amount in effect on the date of death.

life insurance benefit option -- One of three options that an owner may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds -- The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account -- A portion of the of the Company's general account to which cash value is transferred to provide collateral for any loan taken under the Policy.

loan account value -- The cash value in the loan account.

loan amount -- The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary unpaid loan interest is added to the loan amount.

loan value -- After the first Policy year, the loan value on any given date is equal to 90% of the nest cash value on that date.

monthly deduction charges -- Includes monthly contract charge, monthly cost of insurance, a factor representing the mortality and expense risk charge, monthly cost for riders attached to the Policy, and any temporary flat extra rating shown on the Policy Specifications page.

monthly deduction day -- The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be deemed to be the next valuation day.

net cash value - The amount payable upon surrender of the Policy equal to the cash value as of the date of surrender, less any outstanding Policy loan and any accrued loan interest due.

net premium -- The portion of the premium available for allocation to the subaccounts of the separate account or the fixed account equal to the premium paid by the policyowner less the applicable percent of premium loads.

1940 Act -- The Investment Company Act of 1940, as amended.

NYSE -- New York Stock Exchange.

partial withdrawal -- An amount withdrawn from the net cash value which results in a reduction in the net cash value by the amount withdrawn.

percent of premium load -- The percent shown on the Policy specifications page deducted from each premium paid.

planned premium -- The premium you select as a level amount that you plan to pay on a monthly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, on time, does not mean that the Policy will not lapse, without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

Policy anniversary -- The same day and month as your effective date for each succeeding year your Policy remains in force.

Policy month -- A one-month period beginning on the monthly deduction day.

Policy year -- A twelve-month period beginning on the effective date or on a Policy anniversary.

policyowner (owner, you, your) -- The person who owns the Policy and who may exercise all rights under the Policy while living.

portfolio(s) -- A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC -- U.S. Securities and Exchange Commission.

separate account -- One or more investment accounts established by the Company to receive and invest net premiums allocated under the Policy as designated on the Policy specification page.

settlement options -- The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount -- A subdivision of the separate account. Each subaccount invests in the shares of the specified portfolio of an insurance-dedicated fund or in a portfolio of securities and investments.

subaccount value -- The cash value in a subaccount.

target premium -- Amount of premium used to determine the percent of premium loads.

transfer -- A transfer of amounts between subaccounts of the separate account or the fixed account.

transfer charge -- The Company reserves the right to apply a charge of $25.00 for each transfer after the first twelve (12) transfers in a given Policy Year.

valuation day -- Each day on which the New York Stock Exchange is open for business.

valuation period -- The period from the close of the immediately preceding valuation day to the close of the current valuation day.

we, us, our -- Transamerica Life Insurance Company. ("Transamerica Life")

written notice -- The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our home office.

APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      ANNUAL PORTFOLIO OPERATING EXPENSES
              (EXPENSES THAT ARE DEDUCTED FROM PORTFOLIO ASSETS):

     The purpose of this table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 2002 (except as noted in the footnotes). The information in this table (and in the footnotes thereto) was provided to Transamerica Life by the Fund. Transamerica Life has not independently verified such information. Expenses of the portfolios may be higher or lower in the future. For more information on the portfolio expenses described in this table, see the portfolio prospectuses, which accompany this prospectus.

                                                                     GROSS      FEES AND
                                                                     TOTAL      EXPENSES    TOTAL NET
                                    MANAGEMENT    OTHER     12B-1    ANNUAL    WAIVED OR     ANNUAL
PORTFOLIO                              FEES      EXPENSES   FEES    EXPENSES   REIMBURSED   EXPENSES
---------                           ----------   --------   -----   --------   ----------   ---------
Gateway Variable Insurance Trust
  Fund(1).........................     0.50%       0.60%     N/A      1.10%       0.18%       0.92%
Fidelity VIP Contrafund(R)(2).....     0.58%       0.10%     N/A      0.68%       0.00%       0.68%
PIMCO Total Return (Institutional
  Class)(3).......................     0.25%       0.25%     N/A      0.50%       0.00%       0.50%
PIMCO High-Yield (Institutional
  Class)(3)(6)....................     0.25%       0.36%     N/A      0.61%       0.01%       0.60%
PIMCO All Asset (Administrative
  Class)(4)(5)(6).................     0.20%       1.08%     N/A      1.28%       0.08%       1.20%
PIMCO Real Return (Institutional
  Class)(3)(6)(12)................     0.25%       0.26%     N/A      0.51%       0.00%       0.51%
PBHG Large Cap Growth
  Portfolio(7)....................     0.75%       0.30%     N/A      1.05%       0.00%       1.05%
PBHG Select Value Portfolio(8)....     0.65%       0.22%     N/A      0.87%       0.00%       0.87%
T. Rowe Price Equity Income(9)....     0.85%       0.00%     N/A      0.85%       0.00%       0.85%
T. Rowe Price Mid-Cap Growth
  Portfolio(10)...................     0.85%       0.00%     N/A      0.85%       0.00%       0.85%
Janus Aspen Series Capital
  Appreciation (Institutional
  Class)(10)......................     0.65%       0.02%     N/A      0.67%       0.00%       0.67%
Janus Aspen Series Worldwide
  Growth (Institutional
  Class)(10)......................     0.65%       0.05%     N/A      0.70%       0.00%       0.70%
Janus Aspen Series Mid Cap Growth
  (Institutional Class)(10)(11)...     0.65%       0.02%     N/A      0.67%       0.00%       0.67%
Janus Aspen Series Flexible Income
  (Institutional Class)(10).......     0.61%       0.05%     N/A      0.66%       0.00%       0.66%
Janus Aspen Series International
  Growth (Institutional
  Class)(10)......................     0.65%       0.09%     N/A      0.74%       0.00%       0.74%
Janus Aspen Series Balanced
  (Institutional Class)(10).......     0.65%       0.02%     N/A      0.67%       0.00%       0.67%
Vanguard VIF Short-Term
  Corporate.......................     0.20%       0.03%     N/A      0.23%       0.00%       0.23%
Vanguard VIF Total Bond Market
  Index...........................     0.21%       0.03%     N/A      0.24%       0.00%       0.24%
Vanguard VIF High-Yield Bond......     0.30%       0.03%     N/A      0.33%       0.00%       0.33%
Vanguard VIF Equity Index.........     0.16%       0.02%     N/A      0.18%       0.00%       0.18%

                                                                     GROSS      FEES AND
                                                                     TOTAL      EXPENSES    TOTAL NET
                                    MANAGEMENT    OTHER     12B-1    ANNUAL    WAIVED OR     ANNUAL
PORTFOLIO                              FEES      EXPENSES   FEES    EXPENSES   REIMBURSED   EXPENSES
---------                           ----------   --------   -----   --------   ----------   ---------
Vanguard VIF Diversified Value....     0.46%       0.04%     N/A      0.50%       0.00%       0.50%
Vanguard VIF Mid-Cap Index........     0.24%       0.06%     N/A      0.30%       0.00%       0.30%
Vanguard VIF International........     0.42%       0.11%     N/A      0.53%       0.00%       0.53%
Vanguard VIF REIT Index...........     0.34%       0.05%     N/A      0.39%       0.00%       0.39%
Vanguard VIF Money Market.........     0.18%       0.03%     N/A      0.21%       0.00%       0.21%
Vanguard VIF Small Company
  Growth..........................     0.54%       0.03%     N/A      0.57%       0.00%       0.57%
Vanguard VIF Total Stock Market
  Index Portfolio.................     0.17%       0.03%     N/A      0.20%       0.00%       0.20%
Vanguard VIF Capital Growth
  Portfolio.......................     0.46%       0.02%     N/A      0.48%       0.00%       0.48%
Vanguard VIF Balanced Portfolio...     0.31%       0.02%     N/A      0.33%       0.00%       0.33%
Royce Micro-Cap...................     1.25%       0.13%     N/A      1.38%       0.00%       1.38%
First Eagle Overseas Variable
  Fund............................     0.75%       0.49%    0.25%     1.49%       0.00%       1.49%
Third Avenue Value Portfolio......     0.90%       0.40%     N/A      1.30%       0.00%       1.30%
Rydex OTC Fund....................     0.75%       0.99%     N/A      1.74%       0.00%       1.74%
Rydex NOVA Fund...................     0.75%       0.97%     N/A      1.72%       0.00%       1.72%

---------------

 (1) The Fund's adviser has contractually agreed to waive all or a portion of its management fees in order to maintain total annual Fund operating expenses at 1.00% through December 31, 2003. The adviser has not agreed to reimburse any Fund expenses.

 (2) Annual actual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

 (3) "Other Expenses" reflects the following: for High Yield (Inst. Class), a 0.35% administrative fee and 0.01% representing the Portfolio's pro rata Trustees' fees; for Real Return (Inst. Class), a 0.25% administrative fee and 0.01% representing interest expense; for Total Return (Inst. Class) a 0.25% administrative fee.

 (4) Other Expenses, which are based on estimated amounts for the initial fiscal year of the class, reflect an administrative fee of 0.25%, organizational expenses and pro rata Trustees' fees.

 (5) Underlying PIMS Fund Expenses for the Portfolio are estimated based upon an allocation of the Portfolio's assets among the Underlying PIMS Fund and upon the total annual operating expenses of the Institutional Class shares of these Underlying PIMS Funds. Underlying PIMS Fund expenses will vary with changes in the expenses of the Underlying PIMS Funds, as well as allocation of the Portfolio's assets, and may be higher or lower than those shown above. For a listing of the expenses associated with each Underlying PIMS Fund for the most recent fiscal year, please see "Fund of Funds Fees - Annual Underlying PIMS Fund Expenses" in this prospectus. PIMCO has contractually agreed, for the Portfolio's current fiscal year, to reduce its Advisory Fee to the extent that the Underlying PIMS Fund Expenses attributable to Advisory and Administrative Fees exceed 0.60%. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

 (6) PIMCO has contractually agreed, for the Portfolio's current fiscal year, to reduce Total Annual Portfolio Operating Expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, the Total Net Annual Expenses listed in the table above, less interest expense. Under the expenses, including such recoupment, do not exceed the annual expense limit.

 (7) These are the expenses you should expect to pay as an investor in this Portfolio for the fiscal year ending December 31, 2003. However, you should know that for the fiscal year ending December 31, 2003, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fee payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses do not exceed 1.10%. You should know that in any fiscal year in which the Portfolio's total assets are greater than $75 million and its total annual fund operating expenses are less than 1.10%, the Portfolio's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Portfolio's behalf during the previous two fiscal years. The Board has made no reimbursement election for the fiscal year ended December 31, 2002.

 (8) These are the expenses you should expect to pay as an investor in this Portfolio for the fiscal year ending December 31, 2003. However, you should know that for the fiscal year ending December 31, 2003, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses do not exceed 1.00%. You should also know that in any fiscal year in which the Portfolio's total assets are greater than $75 million and its total annual fund operating expenses are less than 1.00%, the Portfolio's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Portfolio's behalf during the previous two fiscal years. The Board has made no reimbursement election for the fiscal year ended December 31, 2002.

 (9) The portfolio pays an annual fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring and extraordinary items or fees and expenses for the Portfolio's independent directors. The fee is based on fund average daily net assets and is calculated and accrued daily.

(10) All expenses are shown without the effect of any expense offset arrangements.

(11) Formerly, Aggressive Growth Portfolio.

(12) Ratio of net expenses to average net assets excluding interest expense is 0.50%.

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

     In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge, with certain personalized hypothetical illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations also will reflect the arithmetic average portfolio expenses for 2002. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

INQUIRIES

     To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

     For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our home office at:

     Transamerica Life
     4333 Edgewood Road NE
     Mail Stop 2390
     Cedar Rapids, Iowa 52499
     1-888-804-8461
     Facsimile: 1-319-369-2378
     (Monday-Friday from 8:00 a.m.-4:30 p.m. Central time)

     More information about the Registrant (including the SAI) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-942-8090. You may also obtain copies of reports and other information about the Registrant on the SEC's website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by the writing the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549-0102. The Registrant's file numbers are listed below.

SEC File No.

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                                                                           DATE

                                  ADVANTAGE X
                                 ISSUED THROUGH
                TRANSAMERICA CORPORATE SEPARATE ACCOUNT SIXTEEN
                                       BY
                      TRANSAMERICA LIFE INSURANCE COMPANY
                                  HOME OFFICE:
                              4333 EDGEWOOD RD NE
                                 MAILSTOP 2390
                             CEDAR RAPIDS, IA 52499
                         1-888-804-8461 1-319-398-8572

This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the Advantage X, an individual variable adjustable life insurance policy offered by Transamerica Life Insurance Company ("Transamerica Life"), a Transamerica Company and member of AEGON Insurance Group. You may obtain a copy of the prospectus dated XXXX, 2003, by calling 1-888-804-8461 or 1-319-398-8572 (Monday - Friday from 8:00 a.m. - 4:30 p.m.
CST), or by writing to the home office at Transamerica Life, 4333 Edgewood Rd NE, Cedar Rapids, Iowa, 52499. The prospectus sets forth information that a prospective investor should know before investing in a policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

 THIS SAI IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY AND TRANSAMERICA CORPORATE SEPARATE ACCOUNT SIXTEEN.

TABLE OF CONTENTS

Glossary .......................................................................         1
The Policy - General Provisions ................................................         3
         Entire Contract .......................................................         3
         Information in the Application for this Policy ........................         3
         Ownership Rights ......................................................         3
         Selecting the Tax Test ................................................         5
         Our Right to Contest the Policy .......................................         5
         Suicide Exclusion .....................................................         6
         Misstatement of Age or Sex ............................................         6
         Modifying the Policy ..................................................         6
         Life Insurance Benefit ................................................         6
         Addition, Deletion or Substitution of Investments .....................         8
Additional Information .........................................................         9
         Settlement Options ....................................................         9
         Additional Information about Transamerica Life and the Separate Account        10
         Changes to the Separate Account .......................................        11
         Potential Conflicts of Interests ......................................        11
         Legal Matters .........................................................        12
         Variations in Policy Provisions .......................................        12
         Personalized Illustrations of Policy Benefits .........................        12
         Sale of the Policies ..................................................        12
         Reports to Owners .....................................................        13
         Claims of Creditors ...................................................        13
         Records ...............................................................        13
         Additional Information ................................................        14
         Independent Auditors ..................................................        14
         Financial Statements ..................................................        14
Underwriting ...................................................................        14
         Underwriting Standards ................................................        14
IMSA ...........................................................................        15
Performance Data ...............................................................        15
         Performance Data in Advertising Sales Literature ......................        15
         Transamerica Life's Published Ratings .................................        16
Index to Financial Statements ..................................................        17
         Transamerica Life Insurance Company ...................................        17

GLOSSARY

account(s) - The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

accumulation unit - These are the accounting units used to calculate the values under this Policy.

attained age - The issue age plus the number of completed Policy years since the effective date.

beneficiary - The person(s) to whom the life insurance benefit proceeds are paid upon the death of the insured.

cash value - After the free look period, the cash value is the value of the Policy's accumulation units in each subaccount and the fixed account plus the amount in the loan account, less any mortality and expense risk charges which have accrued since the last monthly deduction date.

Code - The Internal Revenue Code of 1986, as amended.

effective date - The date coverage under this Policy becomes effective and the date from which Policy anniversaries, Policy years and Policy months are determined. This date is shown on the Policy specifications page.

face amount - The face amount is the face amount shown on the Policy specifications page plus or minus any changes made as described in the Policy changes section of the Policy.

fixed account - An option to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate.

general account - The assets of the Company other than those allocated to the separate account or any other separate account established by the Company.

guideline premium - The premium necessary to provide the benefits selected by the owner under the Policy based on the particular facts relating to the insured and certain assumptions defined by law.

indebtedness - The loan amount plus any accrued loan interest.

insured - The person upon whose life the Policy is issued.

issue age - The age of the insured on the effective date. This age is shown on the Policy specifications page.

lapse - Termination of the Policy at the expiration of the late period while the insured is still living.

late period - The period of time that coverage is continued after the net cash value less any unpaid Policy loan is less than the monthly deduction charge for the next Policy month.

life insurance benefit - The life insurance benefit proceeds payable under this Policy will be based on the life insurance benefit option and the face amount in effect on the date of death.

life insurance benefit option - One of three options that an owner may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds - The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account - A portion of the Company's general account to which cash value is transferred to provide collateral for any loan taken under the Policy.

loan amount - The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary unpaid loan interest is added to the loan amount.

monthly deduction - Includes monthly contract charge, monthly cost of insurance, a factor representing the mortality and expense risk charge, monthly cost for riders attached to the Policy, and any temporary flat extra rating shown on the Policy specifications page.

monthly deduction day - The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation date, the monthly deduction day will be deemed to be the next valuation date.

net cash value - The amount payable upon surrender of the Policy equal to the cash value as of the date of surrender, less any outstanding Policy loan and any accrued loan interest due.

net premium - The portion of the premium available for allocation to the subaccounts of the separate account or the fixed account equal to the premium paid by the policyowner less the applicable percent of premium loads.

1940 Act - The Investment Company Act of 1940, as amended.

partial withdrawal - An amount withdrawn from the net cash value which results in a reduction in the net cash value.

Policy anniversary - The same day and month as your effective date for each succeeding year your Policy remains in force.

Policy month - A one-month period beginning on the monthly deduction day.

Policy year - A twelve-month period beginning on the effective date or on a Policy anniversary.

policyowner (owner, you, your) - The person who owns the Policy and who may exercise all rights under the Policy while living.

portfolio(s) - A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC - U.S. Securities and Exchange Commission.

separate account - One or more investment accounts established by the Company to receive and invest net premiums allocated under the Policy as designated on the Policy specification page.

settlement options - The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount - A sub-division of the separate account. Each subaccount invests in the shares of a specified portfolio of an insurance-dedicated fund or in a portfolio of securities and investments.

subaccount value - The cash value in a subaccount.

target premium - Amount of premium used to determine percent of premium loads.

transfer - A transfer of amounts between subaccounts of the separate account or the fixed account.

we, us, our - Transamerica Life Insurance Company.  ("Transamerica Life")

written notice - The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our home office.

In order to supplement the description in the prospectus, the following provides additional information about Transamerica Life and the Policy, which may be of interest to a prospective purchaser.

THE POLICY - GENERAL PROVISIONS                                     ADVANTAGE X

ENTIRE CONTRACT

The entire contract consists of the Policy, any Policy attachments, the application for the Policy and any supplemental applications. Any application used to apply for increases in the face amount will be attached to and made a part of the Policy. Any extra benefit rider attached to the Policy will become a part of the Policy and will be subject to all the terms and conditions of the Policy unless we state otherwise in the rider.

INFORMATION IN THE APPLICATION FOR THIS POLICY

In issuing the Policy, we have relied on the statements made in the application. All such statements are deemed to be representations and not warranties. We assume these statements are true and complete to the best of the knowledge and belief of those who made them.

No statement made in connection with the application will be used by us to void the Policy or to deny a claim unless that statement is a material misrepresentation and is part of the application.

OWNERSHIP RIGHTS

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no successor owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

CHANGING THE OWNER

- Change the owner by providing written notice to us at our home office at any time while the insured is alive and the Policy is in force.

- Once we have recorded a change of owner, the change is effective as of the date the owner signs the written notice.

-        Changing the owner does not automatically change the beneficiary.

- Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.

- We are not liable for payments we made before we received the written notice at our home office.

CHOOSING THE BENEFICIARY

- The owner designates the beneficiary (the person to receive the life insurance benefit when the insured dies) in the application or in a signed notice.

- Any beneficiary designation is revocable unless otherwise stated in the designation.

- If the owner designates more than one beneficiary, they can be classed as first, second and so on. If two or more are named in a class, each beneficiary shares equally in any life insurance benefit proceeds unless the beneficiary designation states otherwise.

- If the beneficiary dies before the insured, then any contingent beneficiary becomes a beneficiary.

- If no beneficiary survives the insured, the right to these proceeds will pass to you. If you are the insured, the right will pass to your estate.

CHANGING THE BENEFICIARY

- The owner changes the beneficiary by providing written notice to us at our home office any time while the insured is alive and the Policy is in force.

- Once we have recorded the change of beneficiary, the change is effective as of the date the owner signs the written notice.

- We are not liable for any payments we made before we received the written notice at our home office.

ASSIGNING THE POLICY

-        The owner may assign Policy rights while the insured is alive.

-        The owner retains any ownership rights that are not assigned.

-        We must receive written notice of the assignment at our home office.

- Assignee may not change the owner or the beneficiary and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.

-        An assignment is subject to any loan amount.

- Claims under any assignment are subject to proof of interest and the extent of the assignment.

-        We are not:

         -> bound by any assignment unless we receive a written notice of the assignment at our home office;

         ->       responsible for the validity of any assignment;

         -> liable for any payment we made before we received written notice of the assignment at our home office; or

         -> bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).

- Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

EXCHANGING THE POLICY

- Within 24 months of the issue date of this Policy, you may exchange the Policy for a new policy on the life of the insured without evidence of insurability.

-        In order to exchange this Policy, we will require:

         ->       that this Policy be in effect on the date of the exchange;

         ->       repayment of any unpaid loan;

         -> an adjustment, if any, for premiums and cash values of this and the new policy.

-        The date of exchange will be the later of:

         -> the date you send this Policy along with a signed written request for an exchange;

         -> the date we receive at our home office, or at any other location that we indicate to you in writing, the necessary payment for the exchange.

- The date of the exchanged policy will be the same as the date of the original Policy.

- The benefits of the new policy will not reflect the investment experience of the separate account.

- The new policy will be on a permanent plan of life insurance that we would be offering for this purpose on the date of issue of this Policy.

- The new policy will have a face amount equal to the initial face amount of this Policy. It will be based on the same issue age, sex and class of risk as this Policy.

- All riders attached to this Policy will end on the date of exchange, unless we agree otherwise.

SELECTING THE TAX TEST

The owner may elect either the guideline premium test or the cash value accumulation test. Your election may affect the amount of the life insurance benefit payable under your Policy, the amount of premiums you may pay and the amount of your monthly deduction.

OUR RIGHT TO CONTEST THE POLICY

In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy. We also may contest the validity of any increase of face amount or other change to the Policy if you make any material misrepresentation of a fact in the application (or any supplemental application) for the increase or change to the Policy. In the absence of fraud, we consider statements made in the application(s) to be representations, not warranties.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the effective date, or if reinstated, for two years from the date of reinstatement. Likewise, we cannot bring any legal action to contest the validity of any increase in face amount effective after the effective date, or any reinstatement, for two years from the effective date of the increase or reinstatement.

However, if the increase in face amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the two year contestable period will be measured from the date this corresponding portion of term insurance became effective. Please refer to the provision or provisions that may be in any rider or riders attached to the Policy regarding the contestability of the rider or riders.

SUICIDE EXCLUSION

If the insured commits suicide, while sane or insane, within two years of the effective date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any indebtedness, and less any partial withdrawals. We will pay this amount to the beneficiary in one sum.

If the insured commits suicide, while sane or insane, within two years of the effective date of any increase in the face amount or additional coverage rider, our liability is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of the increase to the date of death.

However, if the increase in face amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the two-year suicide exclusion period will be measured from the date that the corresponding portion of term insurance became effective.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the insured was stated incorrectly in the application or any supplemental application, then the life insurance benefit and any benefits provided by rider or endorsement will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured's correct age and sex. If the age of the insured has been overstated or understated, we will calculate future monthly deductions using the cost of insurance (and the cost of benefit provided by rider or endorsement) based on the insured's correct age and sex.

MODIFYING THE POLICY

Only our President, one of the Vice Presidents, Secretary or an officer of Transamerica Life may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

If we modify the Policy, we will provide you notice, and we will make appropriate endorsements to the Policy.

LIFE INSURANCE BENEFIT

You may choose either the Cash Value Accumulation Test or the Guideline Premium test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and are shown in the following tables:

             LIMITATION PERCENTAGES TABLE - GUIDELINE PREMIUM TEST


    INSURED'S                           INSURED'S                          INSURED'S
 ATTAINED AGE ON      LIMITATION     ATTAINED AGE ON     LIMITATION      ATTAINED AGE ON     LIMITATION
POLICY ANNIVERSARY    PERCENTAGE    POLICY ANNIVERSARY   PERCENTAGE    POLICY ANNIVERSARY    PERCENTAGE

       0-40               250               59               134              78               105
        41                243               60               130              79               105
        42                236               61               128              80               105
        43                229               62               126              81               105
        44                222               63               124              82               105
        45                215               64               122              83               105
        46                209               65               120              84               105
        47                203               66               119              85               105
        48                197               67               118              86               105
        49                191               68               117              87               105
        50                185               69               116              88               105
        51                178               70               115              89               105
        52                171               71               113              90               105
        53                164               72               111              91               104
        54                157               73               109              92               103
        55                150               74               107              93               102
        56                146               75               105             94-99             101
        57                142               76               105         100 and older         100
        58                138               77               105

          LIMITATION PERCENTAGES TABLE - CASH VALUE ACCUMULATION TEST


  INSURED'S                          INSURED'S                          INSURED'S
  ATTAINTED                         ATTAINED AGE                      ATTAINED AGE
AGE ON POLICY       LIMITATION       ON POLICY        LIMITATION        ON POLICY            PERCENTAGE
 ANNIVERSARY        PERCENTAGE      ANNIVERSARY       PERCENTAGE       ANNIVERSARY           LIMITATION
                  Male    Female                    Male    Female                      Male         Female

     20           631      751           47         267      312           74            137           148
     21           612      727           48         259      303           75            135           145
     22           595      704           49         251      294           76            133           142
     23           577      681           50         244      285           77            131           139
     24           560      659           51         237      276           78            129           136
     25           542      638           52         230      268           79            127           134
     26           526      617           53         224      261           80            125           131
     27           509      597           54         218      253           81            124           129
     28           493      578           55         212      246           82            122           127
     29           477      559           56         206      239           83            121           125
     30           462      541           57         201      232           84            119           123
     31           447      523           58         195      226           85            118           121
     32           432      506           59         190      219           86            117           119
     33           418      489           60         186      213           87            116           118
     34           404      473           61         181      207           88            115           117
     35           391      458           62         177      201           89            114           115
     36           379      443           63         172      196           90            113           114
     37           366      428           64         168      191           91            112           113
     38           355      414           65         164      186           92            111           111
     39           343      401           66         161      181           93            110           110
     40           332      388           67         157      176           94            109           109
     41           322      376           68         154      172           95            107           108
     42           312      364           69         151      167           96            106           106
     43           302      353           70         148      163           97            105           105
     44           293      342           71         145      159           98            103           103
     45           284      332           72         142      155           99            102           102
     46           275      322           73         140      152           100           100           100


If the federal tax code requires us to determine the life insurance benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgement further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee or (4) combined with one or more other separate accounts or subaccounts.

ADDITIONAL INFORMATION

SETTLEMENT OPTIONS

When the insured dies, the policy proceeds will be paid in one sum or, if elected, a fixed period option.

Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured's date of death.

Under a settlement option, the dollar amount of each payment may depend on four things:

         - the amount of the surrender on the surrender date or life insurance benefit proceeds on the insured's date of death;

         -        the interest rate we credit on those amounts;

         -        the mortality tables we use; and

         -        the specific payment option(s) you choose.

If the fixed period option is selected, we will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 360 months. We will stop making payments once we have made all the payments for the period selected.

If the regular payment under the fixed period option is less than $100, we may pay any unpaid amount or present value in one lump sum. We may make other settlement options available in the future.

Even if the death benefit under the Policy is excludible from income, payments under settlement options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable, and payments under the settlement options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under settlement options.

All settlement option rates are based on the 2000 Individual Annuity Mortality Table, if applicable, and a guaranteed annual interest rate of 2%. The payee will receive the greater of:

         1. The income rates in effect for us at the time the income payments are made; or

         2.       The following income rates as guaranteed in the Policy.


                                MONTHLY
               FIXED          INSTALLMENT
              PERIOD              PER
            (IN MONTHS)        $1,000.00

                 60             $17.49

                120               9.18

                180               6.42

                240               5.04

                300               4.22

                360               3.68


ADDITIONAL INFORMATION ABOUT TRANSAMERICA LIFE AND THE SEPARATE ACCOUNT

Transamerica Life is a stock life insurance company that is wholly-owned by Transamerica Holding Company, LLC, which, in turn, is wholly-owned by AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. AEGON USA, Inc. is a wholly-owned indirect subsidiary of AEGON N.V., a Netherlands corporation, which is a publicly traded international insurance group. Transamerica Life's home office is located at 4333 Edgewood Rd NE, Cedar Rapids, IA, 52499.

Transamerica Life was incorporated in 1961 under the laws of Iowa as NN Investors Life Insurance Company, Inc. and is subject to regulation by the Insurance Department of the State of Iowa, as well as by the insurance departments of all other states and jurisdictions in which it does business. Transamerica Life is licensed to sell insurance in all states (except New
York), Guam, and in the District of Columbia. Transamerica Life submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

Transamerica Life established the separate account as a separate investment account under Iowa law in 2003. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Transamerica Life, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws.

Transamerica Life holds the assets of the separate account apart from the general account. Transamerica Life maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Transamerica Life. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

CHANGES TO THE SEPARATE ACCOUNT. Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

         - Remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;

         -        Add new portfolios or remove existing portfolios;

         - Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investments or if we determine that investment in a portfolio is no longer appropriate in light of the purposes of the separate account;

         - Close subaccounts to allocations of new premiums by existing or new policyowners at any time at our discretion;

         - Make subaccounts (including new subaccounts) available to such classes of Policies as we may determine;

         - Transfer assets supporting the Policies from one subaccount to another or from the separate account to another separate account;

         - Combine the separate account with other separate accounts and/or create new separate accounts;

         - Deregister the separate account under the 1940 Act or operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by law;

         - Manage the separate account under the direction of a committee at any time;

         - Make any changes required by the 1940 Act or other applicable law or regulation; and

         - Modify the provisions of the Policy to reflect changes to the subaccounts and the separate account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the law.

The portfolios, which sell their shares to the subaccounts, may discontinue offering their shares to the subaccounts. New or substitute portfolios may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

POTENTIAL CONFLICTS OF INTERESTS

Shares of certain Portfolios are sold to separate accounts of insurance companies that may or may not be affiliated with Transamerica Life or each other. In addition, shares of certain portfolios are also sold to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts. It is possible that a material conflict may arise between the interests of owners of the Policies and owners of other variable life insurance policies or variable annuity contracts whose accumulation values are allocated to a portfolio. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance Policy owners and those given by variable annuity contract owners. Although neither Transamerica Life nor the portfolios currently foresee any such disadvantages, Transamerica Life and each portfolio's Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action to take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Transamerica Life will bear the attendant expenses, but variable life insurance Policy owners and variable annuity contract owners would no longer have the economics of scale resulting from a larger combined fund.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

VARIATIONS IN POLICY PROVISIONS

Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include restrictions of use on the fixed account and different interest rates charged and credited on Policy loans. Please refer to your Policy, since any variations will be included in your Policy or in riders or endorsements attached to your Policy.

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts and hypothetical rates of return (within limits) that you request.

The illustrations also will reflect the average portfolio expenses for 2002. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

The illustrations are hypothetical only and are not representations of future returns or Policy values and benefits. Your actual results will differ from those in the illustrations.

SALE OF THE POLICIES

The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with Transamerica Life and AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. Both AFSG and Transamerica Life are indirect subsidiaries of AEGON U.S.A. Corporation. AFSG is located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AFSG was organized on March 12, 1986, under the laws of the State of Pennsylvania. The Principal Underwriting Agreement between AFSG and Transamerica Life on behalf of this separate account went into effect June 16, 2003. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. The sales commission payable to Transamerica Life agents or other registered representatives may vary with the sales agreement. It is not expected to be greater than:

         - 20% of all premiums paid up to target premium in the first Policy year, PLUS

         - 3.2% of all premiums paid in excess of target premium in first Policy year, PLUS

         - 10% of all premiums paid up to target premium in years 2 through 4; PLUS

         - 3.2% of all premiums paid in excess of target premium in years 2 through 4, PLUS

         -        3.2% of all premiums paid in years 5 through 7, PLUS

         -        2.4% of all premiums paid in years 8+.

We will pay an additional trail commission of 0.10% on the account value after the first Policy year. A trail commission of 0.10% will be paid in all subsequent Policy years in which such policies are in force at the end of the year.

AFSG will not receive sales compensation with respect to the Policies.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Payments may also be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literatures and similar services.

We intend to recoup commissions and other sales expenses through: the percent of premium load, the deferred sales load, the cost of insurance charge, the mortality and expense risk charge and earnings on amounts allocated under the Policies to the fixed account and the loan account. Commissions paid on sales of the Policies, including other sales incentives, are not directly charged to policyowners.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies but reserve the right to discontinue the offering.

REPORTS TO OWNERS

At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

         - the current cash value         - any activity since the last report

         - the current net cash value     - the current subaccount values and
                                            loan account value

         - the current life insurance     - current net premium allocations
           benefit

         - the current loan amount        - any other information required by
                                            law

In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in face amount, changes in life insurance benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

CLAIMS OF CREDITORS

Except as described in the assignment section above, payments we make under the Policy are, to the extent permitted by law, exempt from the claims, attachments or levies of any creditors.

RECORDS

We will maintain all records relating to the separate account and the fixed account.

ADDITIONAL INFORMATION

A registration statement under the Securities act of 1933 has been filed with the SEC relating to the offering described in the prospectus and this statement of additional information. Neither the prospectus nor this statement of additional information includes all the information included in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

INDEPENDENT AUDITORS

The accounting firm of Ernst & Young LLP, independent auditors, provided audit services to the separate account and Transamerica Life for the year ended December 31, 2002. The principal business address of Ernst & Young LLP is 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764.

FINANCIAL STATEMENTS

The prospectus does not include financial statements of the separate account because, as of the prospectus date, the separate account had not yet commenced operations, had no assets and had incurred no liabilities.

Transamerica Life's financial statements and schedules appear on the following pages. These financial statements and schedules should be distinguished from the separate account's financial statements, and you should consider these financial statements and schedules only as bearing upon Transamerica Life's ability to meet our obligations under the Policies. You should not consider our financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Transamerica Life's financial statements and schedules at December 31, 2002, 2001 and 2000 and for each of the three years in the period ended December 31, 2002, have been prepared on the basis of statutory accounting principles rather than accounting principles generally accepted in the United States.

UNDERWRITING

UNDERWRITING STANDARDS

This Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and Policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana to insure residents of that state on actuarial tables that do not differentiate on the basis of sex.

Your cost of insurance charge will vary by the insured's sex, issue age on the effective date and rate class. We currently place insureds into the following rate classes:

         -        Medical issue;

         -        Simplified issue;

         -        Guaranteed Issue;

         -        Non-tobacco use;

         -        Tobacco use

We also place insureds in various sub-standard rate classes, which entail a higher mortality risk and higher charges. We generally charge higher rates for insureds that use tobacco. Medical issue requires the completion of a full medical application.

IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the "Consumer" section or by contacting IMSA at 202-624-2121.

PERFORMANCE DATA

PERFORMANCE DATA IN ADVERTISING SALES LITERATURE

We may compare each subaccount's performance to the performance of:

-        other variable life issuers in general;

- variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance, and Fortune);

         -> Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return and assumes reinvestment of distributions, but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.

- the Standard & Poor's Index of 500 Common Stocks or other widely recognized indices;

         -> unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or

-        other types of investments, such as:

         ->       certificates of deposit;

         ->       savings accounts and U.S. Treasuries;

         -> certain interest rate and inflation indices (e.g., the Consumer Price Index); or

         -> indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman Brothers Corporate Bond Index, or Lehman Brothers Government Bond Index).

TRANSAMERICA LIFE'S PUBLISHED RATINGS

We may publish in advertisements, sales literature or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services and Fitch Ratings. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their respective portfolios or to their performance.

INDEX TO FINANCIAL STATEMENTS


TRANSAMERICA LIFE INSURANCE COMPANY

Report of Independent Auditors, dated February 14, 2003

Statutory-Basis Balance Sheets at December 31, 2002 and 2001

Statutory-Basis Statements of Operations for the years ended December 31, 2002, 2001 and 2000

Statutory-Basis Statements of Changes in Capital and Surplus for the years ended December 31, 2002, 2001 and 2000

Statutory-Basis Statements of Cash Flow for the years ended December 31, 2002, 2001 and 2000

Notes to Financial Statements--Statutory-Basis

Statutory-Basis Financial Statement Schedules

                           PART C: OTHER INFORMATION

ITEM 27.          EXHIBITS

(a) Board of Directors Resolution*

(b) Custodian Agreements (Not Applicable)

(c) Underwriting Contracts

    i.        a. Amended and Restated Principal Underwriting Agreement(2)

              b. Amendment to Underwriting Agreement**

    ii.       Selected Broker Agreement(2)

(d) Contracts

    i.        Specimen Variable Adjustable Life Insurance Policy*

    ii.       Rider*

(e) Application*

(f) Depositor's Certificate of Incorporation and By-Laws

    i.        Articles of Incorporation of Transamerica Life Insurance
              Company(1)

    ii.       By-Laws of Transamerica Life Insurance Company(1)

(g) Reinsurance Contracts

    i.        Reinsurance Treaty dated July 1, 2002(10)

(h) Participation Agreements

    i. a. Participation Agreement regarding Fidelity Variable Insurance Products Fund(3)

              b. Participation Agreement regarding Fidelity Variable Insurance Products Fund II(3)

              c. Participation Agreement regarding Fidelity Variable Insurance Products Fund III(3)

              d. Amendment to Participation Agreement regarding Fidelity Variable Insurance Products Fund**

              e. Amendment to Participation Agreement regarding Fidelity Variable Insurance Products Fund II**

              f. Amendment to Participation Agreement regarding Fidelity Variable Insurance Products Fund III**

    ii.       a. Participation Agreement regarding PIMCO Variable Insurance
              Trust(3)

              b. Amendment to Participation Agreement regarding PIMCO Variable Insurance Trust**

    iii. a. Participation Agreement regarding T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc.(3)

              b. Amendment to Participation Agreement regarding T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc.**

    iv.       a. Participation Agreement regarding Janus Aspen Series(3)

              b. Amendment to Participation Agreement regarding Janus Aspen Series**

    v. a. Participation Agreement regarding INVESCO Variable Investment Funds, Inc.(4)

              b. Amendment to Participation Agreement regarding INVESCO Variable Investment Funds, Inc.**

    vii. a. Participation Agreement regarding Universal Institutional Funds, Inc.(5)

              b. Amendment to Participation Agreement regarding Universal Institutional Funds, Inc.**

    viii. a. Participation Agreement regarding Vanguard Variable Insurance Funds(6)

              b. Amendment to Participation Agreement regarding Vanguard Variable Insurance Funds**

    ix.       a. Participation Agreement regarding Royce Capital Fund(7)

              b. Amendment to Participation Agreement regarding Royce Capital Fund**

    x.        a. Participation Agreement regarding Rydex Variable Trust(8)

              b. Amendment to Participation Agreement regarding Rydex Variable Trust**

    xi.       Participation Agreement regarding Gateway Variable Insurance
              Trust **

    xii. Participation Agreement regarding First Eagle SoGen Variable Funds, Inc.**

    xiii. Participation Agreement regarding Third Avenue Variable Insurance Trust**

    xiii.     a. Participation Agreement regarding PBHG Insurance Series Fund
              (8)

              b. Amendment to Participation Agreement regarding PBHG Insurance Series Fund**

(i) Administrative Contracts

    i.        Third Party Administration and Transfer Agent Agreement(9)

(j) Other Material Contracts

    i.        Power of Attorney*

(k) Legal Opinion**

(l) Actuarial Opinion (Not Applicable)

(m) Calculation (Not Applicable)

(n) Other Opinions

    i.        Consent of Ernst & Young LLP**

    ii.       Consent of Sutherland Asbill & Brennan LLP**

(o) Omitted Financial Statements (Not Applicable)

(p) Initial Capital Agreements (Not Applicable)

(q) Redeemability Exemption

    i. Memorandum describing issuance, transfer and redemption procedures**

* Filed herewith.

** To be filed by amendment.

(1) Incorporated herein by reference to Initial Filing of Form N-4 registration statement on June 11, 2001. (File No. 333-62738)

(2) Incorporated herein by reference to the Initial Filing of Form S-6 registration statement on June 25, 1998. (File No. 333-57681)

(3) Incorporated herein by reference to Post-Effective Amendment No. 3 to Form S-6 registration statement filed September 23, 1999. (File No. 333-57681)

(4) Incorporated herein by reference to Post-Effective Amendment No. 4 to Form S-6 registration statement filed November 10, 1999. (File No. 333-57681)

(5) Incorporated herein by reference to Post-Effective Amendment No. 6 to Form S-6 registration statement filed November 1, 2000. (File No. 333-57681)

(6) Incorporated herein by reference to Post-Effective Amendment No. 8 to Form S-6 registration statement filed November 28, 2001. (File No. 333-57681)

(7) Incorporated herein by reference to Post-Effective Amendment No. 9 to Form S-6 registration statement filed April 29, 2002. (File No. 333-57681)

(8) Incorporated herein by reference to Post-Effective Amendment No. 10 to Form S-6 registration statement filed July 3, 2002. (File No. 333-57681)

(9) Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-6 registration statement filed February 4, 2003. (File No. 333-57681)

(10) Incorporated herein by reference to Post-Effective Amendment No. 12 to Form N-6 registration statement filed April 21, 2003. (File No. 333-57681)

ITEM 28.          DIRECTORS AND OFFICERS OF THE DEPOSITOR

                          PRINCIPAL BUSINESS
      NAME                      ADDRESS               POSITION
Larry N. Norman                  (1)            Director, Chairman of the Board
                                                and President
Christopher H. Garrett           (1)            Director, Vice President and
                                                Actuary
Craig D. Vermie                  (1)            Director, Vice President,
                                                Secretary, and General Counsel
Arthur C. Schneider              (1)            Director and Vice President
Robert J. Kontz                  (1)            Vice President and Corporate
                                                Controller
Brenda K. Clancy                 (1)            Director, Vice President,
                                                Treasurer and Chief Financial
                                                Officer

(1) 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 registration statement for Separate Account VA P of Transamerica Life Insurance Company filed April 29, 2003. (File No. 333-98891).

ITEM 30.          INDEMNIFICATION

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.          PRINCIPAL UNDERWRITERS

A. AFSG Securities Corporation serves as the principal underwriter for Separate Account VA B, the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VL A, Legacy Builder Variable Life Separate Account, Transamerica Corporate Separate Account Sixteen, TA PPVUL 1, PFL Corporate Account One, PFL Corporate Account Three, and PFL Corporate Separate Account Four. These accounts are separate accounts of Transamerica Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA BNY, Separate Account C, TFLIC Series Life Account, TFLIC Series Annuity Account and TFLIC Series Annuity Account B. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account I, Separate Account II and Separate Account V. These accounts are separate accounts of Peoples Benefit Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for WRL Series Life Account, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Company of Ohio.

AFSG Securities Corporation also serves as principal underwriter for Separate Account VA G, Separate Account VA H, Separate Account VA-2L and Transamerica Occidental Life Separate Account VUL-3. These accounts are separate accounts of Transamerica Occidental Life Insurance Company.

AFSG Securities Corporation also serves as principal underwriter for Separate Account VA- 2LNY. This account is a separate account of Transamerica Financial Life Insurance Company.

B. Directors and Officers of AFSG

                            Principal
                             Business
       Name                  Address     Position and Offices with Underwriter
Larry N. Norman                (1)     Director and President
Anne M. Spaes                  (1)     Director and Vice President
Lisa A. Wachendorf             (1)     Director, Vice President and Chief
                                       Compliance Officer
John K. Carter                 (2)     Vice President
William G. Cummings            (2)     Vice President, Treasurer and Controller

Thomas R. Moriarty             (2)     Vice President
Christopher G. Roetzer         (2)     Vice President
Michael V. Williams            (2)     Vice President
Frank A. Camp                  (1)     Secretary
Priscilla I. Hechler           (2)     Assistant Vice President and Assistant
                                       Secretary
Linda Gilmer                   (1)     Assistant Treasurer
Darin D. Smith                 (1)     Vice President and Assistant Secretary
Teresa L. Stolba               (1)     Assistant Compliance Officer
Emily M. Bates                 (3)     Assistant Treasurer
Clifton W. Flenniken, III      (4)     Assistant Treasurer

(1) 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001

(2) 570 Carillon Parkway, St. Petersburg, FL 33716-1202

(3) 400 West Market Street, Louisville, Kentucky 40202

(4) 1111 North Charles Street, Baltimore, Maryland 21201

C. Compensation to Principal Underwriter from Registrant

For Fiscal Year 2002

                   Net Underwriting
Name of Principal    Discounts and   Compensation on   Brokerage
   Underwriter        Commissions       Redemption    Commissions  Commission
AFSG Securities           0                 0              0            0
Corporation

ITEM 32.          LOCATION OF ACCOUNTS AND RECORDS

                  All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Western Reserve, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

ITEM 33.          MANAGEMENT SERVICES (NOT APPLICABLE)

ITEM 34.          FEE REPRESENTATION

                  Transamerica Life Insurance Company ("Transamerica Life") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Cedar Rapids and State of Iowa on the 1st day of October, 2003.

                                            TRANSAMERICA CORPORATE SEPARATE
                                            ACCOUNT SIXTEEN
                                                      (Registrant)

                                            By /s/ Larry N. Norman
                                               ---------------------------------
                                            Name: Larry N. Norman
                                            Title: President

                                            TRANSAMERICA LIFE INSURANCE COMPANY
                                                      (Depositor)

                                            By /s/ Larry N. Norman
                                               ---------------------------------
                                            Name: Larry N. Norman
                                            Title: President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

        SIGNATURE                                     TITLE                                  DATE
/s/ Larry N. Norman
--------------------------                  President and                               10/1/03
Larry N. Norman                             Chairman of the Board

/s/ Christopher H. Garrett
--------------------------                  Director, Vice President                    10/1/03
Christopher H. Garrett                      and Actuary

/s/ Craig D. Vermie
--------------------------                  Director, Vice President,                   10/1/03
Craig D. Vermie                             Secretary and General Counsel

/s/ Arthur C. Schneider
--------------------------                  Director and Vice President                 9/30/03
Arthur C. Schneider

/s/ Robert J. Kontz
--------------------------                  Vice President and                          10/07/03
Robert J. Kontz                             Corporate Controller

/s/ Brenda K. Clancy
--------------------------                  Director, Vice President,                   10/03/03
Brenda K. Clancy                            Treasurer and Chief Financial Officer

                                  EXHIBIT INDEX

ITEM 27.          EXHIBITS

(a)      Board of Directors Resolution

(d)      Contracts

         i. Specimen Variable Adjustable Life Insurance Policy

         ii. Rider

(e)      Application

(j)      Other Material Contracts

         i. Power of Attorney